NO ACT

PE
1-11-12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

12026476

Received SEC
MAR 13 2012
Washington, DC 20549

March 13, 2012

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-13-12

Michael S. Telle
Bracewell & Giuliani LLP
michael.telle@bgllp.com

Re: ConocoPhillips
Incoming letter dated January 11, 2012

Dear Mr. Telle:

This is in response to your letters dated January 11, 2012 and January 17, 2012 concerning the shareholder proposal submitted to ConocoPhillips by Roger K. Parsons. We also have received letters from the proponent dated January 13, 2012 and January 24, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Roger K. Parsons
staff@Iran-Conoco-Affair.US

March 13, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: ConocoPhillips
Incoming letter dated January 11, 2012

The proposal recommends that the board commission an audit of the compliance controls failing to prevent Foreign Corrupt Practices Act violations by the board chairman.

There appears to be some basis for your view that ConocoPhillips may exclude the proposal under rule 14a-8(i)(3). Accordingly, we will not recommend enforcement action to the Commission if ConocoPhillips omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which ConocoPhillips relies.

Sincerely,

Karen Ubell
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Roger K. Parsons, Ph. D.
2520 K AVENUE, SUITE 700-739
GARLAND, TEXAS 75074-5342
TEL +1 214.649.809
FAX +1 972.295.2776
eMAIL staff@Iran-Conoco-Affair.US
WEB http://Iran-Conoco-Affair.US

January 24, 2012

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
By eMail To: shareholderproposals@sec.gov

Objections to ConocoPhillips' January 11, 2012 No-Action Request and January 17, 2012 "Partial Withdrawal of No-Action Request"

Ladies and Gentlemen:

I write in opposition to the January 17, 2012 letter from Bracewell & Giuliani, L.L.P. ("B&G") Partner Michael S. Telle ("Telle") to the Securities and Exchange Commission ("SEC") "Staff." Telle asks Staff to "withdraw the portion of the [January 11, 2012] No-Action Request that asserts that my December 15, 2011 shareholder proposal (the "Proposal") may be excluded under Rule 14a-8(f)(1)." If Staff excuses the misrepresentation of fact in Telle's January 11, 2012 No-Action Request ("NAR") that I identified in my January 13, 2012 letter to Staff, then I ask that Staff allow me to modify the Proposal such that Staff would have no reason to concur in Telle's opinions on the excludability of the Proposal under Rules 14a-8(i)(4) and 14a-8(i)(3). Before advising me on the required modifications to the Proposal, please consider the following arguments against Staff concurring in Telle's legal opinions.

The Proposal can not be excluded under Rule 14a-8(i)(4)

The Proposal requests that the Board commission an audit of ConocoPhillips' controls on violations of the US Foreign Corrupt Practices Act ("FCPA"). Nevertheless, Telle opines in his NAR that the Proposal is excludable under Rule 14a-8(i)(4) because it

> "...relates to the redress of a personal claim or grievance against a company or any other person, or if it is designed to result in a benefit to [the proponent], or to further a personal interest, *which is not shared by other shareholders at large*." (Emphasis added.)

Telle's opinion that an interest in having the ConocoPhillips Board informed by the requested audit is an interest "...not shared by other shareholders at large..." is obviously false. ConocoPhillips shareholders would benefit greatly by the self-discovery and self-reporting of FCPA violations before these are discovered by the Department of Justice ("DoJ") or the SEC. Failing to show how the Proposal relates to personal claims and grievances that are not shared by shareholders at large,[1] Telle regurgitates arguments made in an opinion ConocoPhillips

[1] Telle states that the Proposal is "...confusing and difficult to follow..." (NAR pg. 12). Staff may find it helpful to read the original December 2, 2012 proposal (NAR pgs. 16-20) that was condensed into the Proposal (NAR pgs. 25-28) to comply with the 500-word requirement of Kelly's December 9, 2012 Deficiency Notice (NAR pgs. 22-23).

bought from Kirkland & Ellis, L.L.P. ("K&E") Partner Keith S. Crow in 2008 in which SEC lawyers at that time concurred (NAR pg. 31). (Compare NAR pgs. 5-11 and NAR pgs. 33-38).[2]

> "The current Proposal shifts slightly the focus of the Proponent's personal grievance one more time to the Company's involvement with Libya. In the 2008 No-Action Letter, the Staff concurred with the Company's view that '[a]lthough the Proponent attempts to conceal the personally beneficial nature of [Proposal #6] through allegations of the Company's association with countries that support terrorism, the Proponent's true motive ... is a personal grievance.'"

Staff should not extend the benefits of the 2008 No-Action Letter to the Proposal because Telle fails to show any similarity, other than the appearance of the word "Libya," between the Proposal and the proposal that was the subject of the 2008 No-Action Letter. Furthermore, Telle fails to point to any evidence showing how litigation that concluded in 2004 could possibly be related to a shareholder proposal submitted in 2007 or 2011 (NAR pg. 6-7).

The Proposal Can Not Be Excluded Under Rule 14a-8(i)(3)

Telle opines that

> "the issuer may omit a proposal and any statement in support thereof from its proxy statement and form of proxy . . . if the proposal or supporting statement is contrary to any of the Commissions' proxy rules and regulations, including Rule 14a-9, which prohibits false or misleading statements in proxy soliciting materials. As provided in Note (b) to Rule 14a-9, a statement which "directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, *without factual foundation*" is misleading and, accordingly, are excludable from a corporation's proxy materials by virtue of Rule 14a-8(i)(3). (Emphasis added.)

The time and work product of ConocoPhillips Chairman and CEO James J. Mulva ("Mulva") are ConocoPhillips assets. Consequently, the services that Mulva provided Gaddafi in using his influence with the Bush Administration to obtain Executive Order 13477 (EO13477) that set aside a $6 billion judgment debt and replaced it with a $1.5 billion "settlement" debt, was a bribe/extortion payment of influence peddled by Mulva to Gaddafi valued at $4.5 billion. Gaddafi, in quid pro quo for Mulva's bribe/extortion payment, provided Mulva protection from Libya's nationalization of ConocoPhillips' interests in Waha Oil Company.

> "The Proposal is also misleading in that it suggests that legal steps within the United States to influence public policy would represent a violation of the FCPA. In addition to a number of other such references, the supporting statement suggests that such efforts would constitute "influence peddling," which, according to the Proponent, "[is] a violation of the FCPA."

---

[2] SEC Attorney-Advisor Eduardo Aleman based his 2008 No-Action Letter on identical opinions proffered by K&E. Since 2008, the SEC has been reformed to better enforce public policy against "regulatory capture" (term-of-art defined at http://en.wikipedia.org/wiki/Regulatory_capture#Securities_and_Exchange_Commission_.28SEC.29) of the agency by large, unregulated partnerships like K&E and B&G. Attached hereto as Exhibit A is one of many articles published since the 2009 showing how reported instances of regulatory capture lead the public at large to believe that SEC lawyers rubber-stamp No-Action Letters requested by high-billing partnerships like K&E and B&G. Therefore, I ask that Staff consider the Proposal on its own merits, de novo.

The question is: Was Mulva's lobbying to obtain EO13477 done to influence the public policy of the United States, as determined by Congress and interpreted by the federal courts; or was Mulva's lobbying done to influence the public policy of Libya, as dictated by Gaddafi? EO13477 set aside a judgment debt that a federal court ruled consistent with the public policy of the United States, therefore Mulva's lobbying was done not for, but against US public policy; and done to influence Gaddafi's "public policy" that international oil companies ("IOC's"), including ConocoPhillips, would expunge both the judgment debts ordered by federal courts and the settlement debts ordered by EO13477; or else Gaddafi would deliver on his treat to nationalize ConocoPhillips' interest in Waha Oil Company.

Telle does not dispute that between 2008 and 2011, Gaddafi *did not* nationalize ConocoPhillips interest in Waha Oil Company. This fact is compelling circumstantial evidence that Gaddafi knew that his bribe/extortion demands upon Mulva and the other IOC chieftains were satisfied. Therefore, the Proposal is based upon a substantial *factual foundation*, and the requested audit will determine if there are other more plausible explanations for Gaddafi not delivering on his threat to nationalize Waha Oil Company before he was murdered in 2011.

Finally, Telle assures the SEC that ConocoPhillips "...has in place an FCPA compliance policy." In light of his dependence upon ConocoPhillips General Counsel Janet L. Kelly ("Kelly") in "...advising [him] as to the factual matters ..." stated as fact in the withdrawn opinion on the excludability of the Proposal under Rule 14a-8(f)(1), Telle's assurances have no credibility. Furthermore, even if ConocoPhillips has well-crafted compliance policies, it has clearly failed to enforce those policies upon the company's highest ranking officers.[3]

Sincerely,

Roger K. Parsons

Roger K. Parsons

[3] This is not the first time DuPont and ConocoPhillips have used employee-lawyers and contract-lawyers, like Telle, as tools for perpetuated the lie about the companies stated goal to enforce corporate policies and federal laws. Evidence discovered in the litigation Telle cites (NAR p. 5-7) show that the subject jet crash was caused by failure of DuPont/Conoco General Counsel Howard J. Rudge ("Rudge") to enforce corporate policies and federal laws prohibiting pilots suffering from alcoholism to pilot corporate jets owned and/or operated by DuPont and/or Conoco. In a willful fraud against the Federal Aviation Administration ("FAA"), DuPont/Conoco fraudulently concealed their guilty knowledge of medical tests results that showed that one of the companies' pilots suffered from alcoholism. Subsequently, DuPont/Conoco entrusted the safety of its aircraft and employees to the pilot the companies knew held a fraudulently retained FAA pilot's license and ordered him to fly the around-the-world on a trip that ended in Malaysia with the deaths of 12 people. Because the pilot would not have been allowed to fly the DuPont/Conoco jet but for the companies' fraud against the FAA, the 12 deaths should have been prosecuted as criminal homicides. However, the companies' general counsels, from Rudge through Kelly, have directed the employee-lawyers and contract-lawyers under their supervision, like Telle, to perpetuate and compound the original fraud against the FAA, beginning with frauds against the federal agencies responsible for investigating the underlying causes for the crash, such as the National Transportation Safety Board ("NTSB"), the Federal Bureau of Investigation ("FBI"), the Department of State ("DoS"), and the Department of Defense ("DoD"). (See http://Iran-Conoco-Affair.US)

cc Michael S. Telle
Bracewell & Giuliani LLP
711 Louisiana Street, Suite 2300
Houston, Texas 77002-2770
FAX: (713) 221-1212

Janet Langford Kelly, General Counsel/Corporate Secretary
ConocoPhillips
600 North Dairy Ashford
Houston, Texas 77079
FAX: (281) 293-4111

BRACEWELL
&GIULIANI

January 17, 2012

By Electronic Mail To: shareholderproposals@sec.gov

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: ConocoPhillips: Intention to Omit Stockholder Proposal; Partial Withdrawal of No-Action Request

Ladies and Gentlemen:

On January 11, 2012, we submitted a no-action request (the "No-Action Request") on behalf of our client, ConocoPhillips (the "Company"), regarding a stockholder proposal and statement in support thereof (the "Proposal") received from Mr. Roger K. Parsons (the "Proponent"). After we submitted the No-Action Request, the Proponent provided proof that he had timely submitted a written statement from the record holder of his shares. We therefore hereby withdraw the portion of the No-Action Request that asserts that the Proposal may be excluded under Rule 14a-8(f)(1). However, we continue to believe that the Proposal is excludable from the Company's proxy statement and form of proxy for the Company's 2012 annual meeting of stockholders pursuant to Rules 14a-8(i)(4) and 14a-8(i)(3) because the Proposal relates to the redress of a personal grievance against the Company and contains false and misleading statements that impugn the character, integrity and reputation of the Company, its directors and its management, and we request that the Staff concur in our view.

Please call the undersigned at 713-221-1327 if we may be of any assistance in this matter.

Very truly yours,

Michael S. Telle

#3908389.2

BRACEWELL
&GIULIANI

Enclosures

cc: Roger K. Parsons
2520 K Avenue, Suite 700-739
Garland, TX 75074-5342

Nathan P. Murphy
Senior Counsel
Corporate Legal Services
ConocoPhillips
600 North Dairy Ashford
Houston, TX 77079
Telephone: 281-293-3632
Fax: 281-293-4111

Roger K. Parsons, Ph. D.
2520 K AVENUE, SUITE 700-739
GARLAND, TEXAS 75074-5342
TEL +1 214.649.809
FAX +1 972.295.2776
eMAIL staff@Iran-Conoco-Affair.US
WEB http://Iran-Conoco-Affair.US

January 13, 2012

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
By eMail To: shareholderproposals@sec.gov

ConocoPhillips' Request to Omit from Proxy Materials the Shareholder Proposal Recommending An Audit Of Controls On U.S. Foreign Corrupt Practices Act Violations

Ladies and Gentlemen:

I write in response to the January 11, 2012 ConocoPhillips (the "Company") letter to Division of Corporation Finance staff ("Staff") from Bracewell & Giuliani, L.L.P. ("B&G") Partner Michael S. Telle ("Telle"), requesting that Staff concur in his legal opinion (the "Opinion")[1] that, pursuant to Securities and Exchange Commission (the "Commission") Rule14a-8(f)(1), the Company would be justified in omitting the Proposal from publication of 2012 Proxy Materials.[2] I request that Staff not concur in Telle's opinion because it contains willful misrepresentations of fact that ConocoPhillips General Counsel ("GC") Janet L. Kelly ("Kelly") and Telle calculate Staff will rely upon to grant their request for a "no-action" letter to the SEC. Consequently, I also request that this letter be handled as a complaint of fraud against the SEC, and that Staff refer this matter to the Department of Justice ("DoJ") for further investigation.

Pursuant to Staff Legal Bulletin No. 14D (CF), I am submitting this letter and the attachments by email and in lieu of the six-copy requirement of Rule 14a-8(j). In accordance with Rule 14a-8(j), I am faxing a copy of this letter and attachments to Telle and Kelly.

Evidence that the Proposal can not be lawfully excluded under Rule 14a-8(f)(1) because Proponent timely responded to the Company's Deficiency Notice

At 11:30 a.m., January 15, 2012, B&G Associate Erica Hogan ("Hogan") emailed me a copy of Telle's letter, that prefaces the legal opinion he makes with the following safe-harbor statement (Opinion, p. 2):

The Company has advised us as to the factual matters set forth herein.

---

[1] Except where explicitly defined or redefined herein, I incorporate by reference the definitions in the Opinion and capitalized terms used herein have the same meanings as set forth therein.

[2] Proponent believes that Staff should find that the reputed justifications under SEC Rules 14a-8(i)(4) and 14a-8(i)(3) should be struck because these were offered by the same "unclean hands" offering the false "legal opinion," based upon the willful misrepresentations of fact demonstrated herein, that on justification under Rule 14a-8(f)(1). Nevertheless, Proponent will provide Staff additional briefing demonstrating that the justifications for omission claimed under SEC Rules 14a-8(i)(4) and 14a-8(i)(3) have no merit.

Telle proceeds to state the following as "fact." (Opinion, p. 4)

> *The Proponent responded to the Deficiency Notice by facsimile on December 15, 2011 (the "Proponent's Response"), and, although the Proponent's Response (attached hereto as Exhibit C) states that proof of share ownership information was "enclosed," Proponent's Response did not include such proof of continuous stock ownership.*

At 11:48 p.m., January 15, 2012, I transmitted the following email (Exhibit 1.0) and attachment (Exhibit 1.1) notifying and showing Telle and Hogan that the statement was false and requesting assurance that the Opinion would be amended.

> *Michael S. Telle, Partner*
> *Bracewell & Giuliani, L.L.P.*
> *71 Louisiana Street, Suite 2300*
> *Houston, Texas 77002-2770*
> *TEL: 713.223.2300*
> *FAX: 713.221.1212*
> *eMAIL: Michael.Telle@BGllp.com and Erica.Hogan@BGllp.com*
>
> *Re: Bracewell & Giuliani, L.L.P. no-action request to the SEC regarding ConocoPhillips Shareholder Proposal -- 2012.*
>
> *Dear Mr. Telle and Ms Hogan,*
>
> *Thank you for your email attaching the SEC "no-action" request you submitted on behalf of ConocoPhillips. I write to request that you amend your "no-action" request in light of the attached copy of the five-page fax-letter I sent to ConocoPhillips General Counsel Janet L. Kelly on December 15, 2011 (Telle eMail — 20120111.pdf). The last page of the attached document is the fax transmission receipt showing that ConocoPhillips GC Kelly timely received all 5 pages, including the "proof of continuous stock ownership." "Exhibit C" to your SEC "no-action" request is copy the December 15, 2011 four-page fax-letter to ConocoPhillips Director William E. Wade, Jr. (indicated by the checkmark by his name on the fax coversheet) that, as stated on the cc-list, was without the enclosure ("w/o encl."). Please acknowledge your mistake to the SEC and timely amend your "no-action" request to remove the following erroneous statements.*
>
> *Pages 1 and 3:*
> *"(1) Proponent has failed to provide the eligibility requirements of Rule 141-8(b) because the Proponent failed to provide a written statement from the record holder of his shares verifying that the Proponent has continuously held the requisite shares for at least one year in response to the Company's timely request for that information..."*
>
> *Page 4:*
> *"The Proponent responded to the Deficiency Notice via facsimile on December 15, 2011 (the "Proponent's Response"), and, although the Proponent's Response (attached hereto a Exhibit C) states that proof of share ownership was*

"enclosed," Proponent's Response did not include any such information. As of the date of this letter, the Proponent has not provided such proof of continuous stock ownership."

Please acknowledge these errors by email to me before 3:00 p.m. CDT tomorrow, and timely file an amended "no-action" request with the SEC. Otherwise I will complain about this problem to the SEC and Congressional oversight authorities.

Sincerely,

Roger K. Parsons
2520 K. Avenue, Suite 700-739
Plano, Texas 75074-5342
TEL: 214.649.8059
FAX: 972.295.2776
eMAIL: R.K.Parsons@TexasBarWatch.US

At 2:25 p.m., January 12, 2012, Hogan responded by email (Exhibit 2.0) as follows.

Mr. Parsons,

Thank you for your email. We are looking into this and will respond appropriately.

Thank you,
Erica

At 2:31 p.m., January 12, 2012, I responded to Hogan by email (Exhibit 3.0) as follows.

Ms Hogan,

I am sorry, but under the circumstances of my previous email putting Bracewell & Giuliani, L.L.P. ("B&G") on notice that the firm was falsely advised on the "...factual matters set forth..." in the January 11, 2012 "no-action" request submitted to the SEC on behalf of ConocoPhillips; your assurance that B&G is "...looking into this and will respond appropriately..." is not a timely, substantive response to my request for assurances that the erroneous "no-action" request would be amended. Unfortunately, the information available to me now suggests that B&G intends to aid and abet ConocoPhillips in its cover-up of FCPA violations by perpetrating a fraud upon the markets and upon the SEC.

In summary, B&G was put on notice that Kelly had lied to B&G lawyers about not receiving a complete response to the Deficiency Notice. Under these circumstances, B&G owed a duty to the SEC to withdraw the Opinion and a duty to the legal profession to withdraw its legal representation from the Company. However, B&G has neither performed the duties it owes to the SEC nor the legal profession, and appears to chosen to aiding and abetting the Company in perpetrating a fraud against the SEC.[3]

Sincerely,

Roger K. Parsons

cc Michael S. Telle
Bracewell & Giuliani LLP
711 Louisiana Street, Suite 2300
Houston, Texas 77002-2770
FAX: (713) 221-1212

Janet Langford Kelly, General Counsel/Corporate Secretary
ConocoPhillips
600 North Dairy Ashford
Houston, Texas 77079
FAX: (281) 293-4111

---

[3] Exhibit 4.0 is Telle's webpage at B&G, boosting that he was the attorney ConocoPhillips used in issuing securities valued at $3 billion. B&G's and Telle's actions in this matter suggest that their ability to give honest "legal" advise is clouded by prospects of millions of dollars in legal fees from the assets from ConocoPhillips stock/bond holders.

Subject: Shareholder Proposal No-Action Request - ConocoPhillips
Date: Wednesday, January 11, 2012 11:48 PM
From: Roger K. Parsons *** FISMA & OMB Memorandum M-07-16 ***
To: <Michael.telle@bgllp.com>
Cc: <erica.hogan@bgllp.com>
Category: Investigation

Michael S. Telle, Partner
Bracewell & Giuliani, L.L.P.
71 Louisiana Street, Suite 2300
Houston, Texas 77002-2770
TEL: 713.223.2300
FAX: 713.221.1212
eMAIL: Michael.Telle@BGllp.com and Erica.Hogan@BGllp.com

Re: Bracewell & Giuliani, L.L.P. no-action request to the SEC regarding ConocoPhillips Shareholder Proposal – 2012.

Dear Mr. Telle and Ms Hogan,

Thank you for your email attaching the SEC "no-action" request you submitted on behalf of ConocoPhillips. I write to request that you amend your "no-action" request in light of the attached copy of the five-page fax-letter I sent to ConocoPhillips General Counsel Janet L. Kelly on December 15, 2011 (Telle eMail — 20120111.pdf). The last page of the attached document is the fax transmission receipt showing that ConocoPhillips GC Kelly timely received all 5 pages, including the "proof of continuous stock ownership." "Exhibit C" to your SEC "no-action" request is copy the December 15, 2011 four-page fax-letter to ConocoPhillips Director William E. Wade, Jr. (indicated by the checkmark by his name on the fax coversheet) that, as stated on the cc-list, was without the enclosure ("w/o encl."). Please acknowledge your mistake to the SEC and timely amend your "no-action" request to remove the following erroneous statements.

Pages 1 and 3:
"(1) Proponent has failed to provide the eligibility requirements of Rule 141-8(b) because the Proponent failed to provide a written statement from the record holder of his shares verifying that the Proponent has continuously held the requisite shares for at least one year in response to the Company's timely request for that information..."

Page 4:
"The Proponent responded to the Deficiency Notice via facsimile on December 15, 2011 (the "Proponent's Response"), and, although the Proponent's Response (attached hereto a Exhibit

C) states that proof of share ownership was "enclosed," Proponent's Response did not include any such information. As of the date of this letter, the Proponent has not provided such proof of continuous stock ownership."

Please acknowledge these errors by email to me before 3:00 p.m. CDT tomorrow, and timely file an amended "no-action" request with the SEC. Otherwise I will complain about this problem to the SEC and Congressional oversight authorities.

Sincerely,

Roger K. Parsons
2520 K. Avenue, Suite 700-739
Plano, Texas 75074-5342
TEL: 214.649.8059
FAX: 972.295.2776
eMAIL: R.K.Parsons@TexasBarWatch.US

Subject: RE: Shareholder Proposal No-Action Request - ConocoPhillips
Date: Thursday, January 12, 2012 2:25 PM
From: Hogan, Erica <Erica.Hogan@bgllp.com>
To: "Roger K. Parsons" *** FISMA & OMB Memorandum M-07-16 ***
Cc: "Telle, Mike" <Michael.Telle@bgllp.com>
Category: Investigation

Mr. Parsons,

Thank you for your email. We are looking into this and will respond appropriately.

Thank you,
Erica

From: Roger K. Parsons *** FISMA & OMB Memorandum M-07-16 ***
Sent: Wednesday, January 11, 2012 11:48 PM
To: Telle, Mike
Cc: Hogan, Erica
Subject: Shareholder Proposal No-Action Request - ConocoPhillips

Michael S. Telle, Partner
Bracewell & Giuliani, L.L.P.
71 Louisiana Street, Suite 2300
Houston, Texas 77002-2770
TEL: 713.223.2300
FAX: 713.221.1212
eMAIL: Michael.Telle@BGllp.com and Erica.Hogan@BGllp.com

Re: Bracewell & Giuliani, L.L.P. no-action request to the SEC regarding ConocoPhillips Shareholder Proposal -- 2012.

Dear Mr. Telle and Ms Hogan,

Thank you for your email attaching the SEC "no-action" request you submitted on behalf of ConocoPhillips. I write to request that you amend your "no-action" request in light of the attached copy of the five-page fax-letter I sent to ConocoPhillips General Counsel Janet L. Kelly on December 15, 2011 (Telle eMail — 20120111.pdf). The last page of the attached document is the fax transmission receipt showing that ConocoPhillips GC Kelly timely received all 5 pages, including the "proof of continuous stock ownership." "Exhibit C" to your SEC "no-action" request is copy the December 15, 2011 four-page fax-letter to ConocoPhillips Director William E. Wade, Jr. (indicated by the checkmark by his name on the fax coversheet) that, as stated on the cc-list, was without the enclosure ("w/o encl."). Please acknowledge your mistake to the SEC and timely amend your "no-action" request to remove the following erroneous statements.

Pages 1 and 3:
"(1) Proponent has failed to provide the eligibility requirements of Rule 141-8(b) because the Proponent failed to provide a written statement from the record holder of

his shares verifying that the Proponent has continuously held the requisite shares for at least one year in response to the Company's timely request for that information...".

Page 4:
"The Proponent responded to the Deficiency Notice via facsimile on December 15, 2011 (the "Proponent's Response"), and, although the Proponent's Response (attached hereto a Exhibit C) states that proof of share ownership was "enclosed," Proponent's Response did not include any such information. As of the date of this letter, the Proponent has not provided such proof of continuous stock ownership."

Please acknowledge these errors by email to me before 3:00 p.m. CDT tomorrow, and timely file an amended "no-action" request with the SEC. Otherwise I will complain about this problem to the SEC and Congressional oversight authorities.

Sincerely,

Roger K. Parsons
2520 K. Avenue, Suite 700-739
Plano, Texas 75074-5342
TEL: 214.649.8059
FAX: 972.295.2776
eMAIL: R.K.Parsons@TexasBarWatch.US

Subject: Re: Shareholder Proposal No-Action Request - ConocoPhillips
Date: Thursday, January 12, 2012 3:31 PM
From: Roger K. Parsons FISMA & OMB Memorandum M-07-16 ***
To: "Hogan, Erica" <Erica.Hogan@bgllp.com>
Cc: <Michael.Telle@BGllp.com>
Category: Investigation

Ms Hogan,

I am sorry, but under the circumstances of my previous email putting Bracewell & Giuliani, L.L.P. ("B&G") on notice that the firm was falsely advised on the "...factual matters set forth..." in the January 11, 2012 "no-action" request submitted to the SEC on behalf of ConocoPhillips; your assurance that B&G is "...looking into this and will respond appropriately..." is not a timely, substantive response to my request for assurances that the erroneous "no-action" request would be amended. Unfortunately, the information available to me now suggests that B&G intends to aid and abet ConocoPhillips in its cover-up of FCPA violations by perpetrating a fraud upon the markets and upon the SEC.

Sincerely,

Roger K. Parsons

From: "Hogan, Erica" <Erica.Hogan@bgllp.com>
Date: Thu, 12 Jan 2012 20:25:48 +0000
To: "Roger K. Parsons" *** FISMA & OMB Memorandum M-07-16 ***
Cc: "Telle, Mike" <Michael.Telle@bgllp.com>
Subject: RE: Shareholder Proposal No-Action Request - ConocoPhillips

Mr. Parsons,

Thank you for your email. We are looking into this and will respond appropriately.

Thank you,
Erica

From: Roger K. Parsons *** FISMA & OMB Memorandum M-07-16 ***
Sent: Wednesday, January 11, 2012 11:48 PM
To: Telle, Mike
Cc: Hogan, Erica
Subject: Shareholder Proposal No-Action Request - ConocoPhillips

Michael S. Telle, Partner
Bracewell & Giuliani, L.L.P.
71 Louisiana Street, Suite 2300

Houston, Texas 77002-2770
TEL: 713.223.2300
FAX: 713.221.1212
eMAIL: Michael.Telle@BGllp.com and Erica.Hogan@BGllp.com

Re: Bracewell & Giuliani, L.L.P. no-action request to the SEC regarding ConocoPhillips Shareholder Proposal -- 2012.

Dear Mr. Telle and Ms Hogan,

Thank you for your email attaching the SEC "no-action" request you submitted on behalf of ConocoPhillips. I write to request that you amend your "no-action" request in light of the attached copy of the five-page fax-letter I sent to ConocoPhillips General Counsel Janet L. Kelly on December 15, 2011 (Telle eMail — 20120111.pdf). The last page of the attached document is the fax transmission receipt showing that ConocoPhillips GC Kelly timely received all 5 pages, including the "proof of continuous stock ownership." "Exhibit C" to your SEC "no-action" request is copy the December 15, 2011 four-page fax-letter to ConocoPhillips Director William E. Wade, Jr. (indicated by the checkmark by his name on the fax coversheet) that, as stated on the cc-list, was without the enclosure ("w/o encl."). Please acknowledge your mistake to the SEC and timely amend your "no-action" request to remove the following erroneous statements.

Pages 1 and 3:
"(1) Proponent has failed to provide the eligibility requirements of Rule 141-8(b) because the Proponent failed to provide a written statement from the record holder of his shares verifying that the Proponent has continuously held the requisite shares for at least one year in response to the Company's timely request for that information..."

Page 4:
"The Proponent responded to the Deficiency Notice via facsimile on December 15, 2011 (the "Proponent's Response"), and, although the Proponent's Response (attached hereto a Exhibit C) states that proof of share ownership was "enclosed," Proponent's Response did not include any such information. As of the date of this letter, the Proponent has not provided such proof of continuous stock ownership."

Please acknowledge these errors by email to me before 3:00 p.m. CDT tomorrow, and timely file an amended "no-action" request with the SEC. Otherwise I will complain about this problem to the SEC and Congressional oversight authorities.

Sincerely,

Roger K. Parsons
2520 K. Avenue, Suite 700-739
Plano, Texas 75074-5342
TEL: 214.649.8059
FAX: 972.295.2776
eMAIL: R.K.Parsons@TexasBarWatch.US

BRACEWELL
&GIULIANI

Texas
New York
Washington, DC
Connecticut
Seattle
Dubai
London

Bracewell & Giuliani LLP
711 Louisiana Street
Suite 2300
Houston, Texas
77002-2770

713.223.2300 Office
713.221.1212 Fax

bgllp.com

January 11, 2012

By Electronic Mail To: shareholderproposals@sec.gov

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: ConocoPhillips: Intention to Omit Stockholder Proposal

Ladies and Gentlemen:

This letter is to inform you that our client, ConocoPhillips (the "Company"), intends to exclude from its proxy statement and form of proxy for the Company's 2012 annual meeting of stockholders (collectively, the "2012 Proxy Materials") a stockholder proposal and statement in support thereof (the "Proposal") received from Mr. Roger K. Parsons (the "Proponent") because (1) the Proponent has failed to satisfy the eligibility requirements of Rule 14a-8(b) by failing to provide a written statement from the record holder of his shares verifying that the Proponent has continuously held the requisite amount of shares for at least one year in response to the Company's timely request for that information and (2) the Proposal relates to the redress of a personal grievance and contains false and misleading statements. On behalf of the Company, we hereby respectfully request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur in our opinion that the Proposal may be properly excluded from the 2012 Proxy Materials.

Pursuant to Staff Legal Bulletin No. 14D (CF), we are submitting this letter and its attachments to the Commission via e-mail and in lieu of providing six additional copies of this letter pursuant to Rule 14a-8(j). In addition, in accordance with Rule 14a-8(j), a copy of this letter and its attachments are being mailed on this date to the Proponent, informing the

Proponent of the Company's intention to exclude the Proposal from the 2012 Proxy Materials. Finally, we are submitting this letter not later than 80 days before the Company intends to file its 2012 Proxy Materials, as required by Rule 14a-8(j).

In accordance with Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the Company and to the undersigned on behalf of the Company.

The Company has advised us as to the factual matters set forth herein.

The Proposal

The Proposal states:

> RESOLVED, shareholders recommend the Board commission an audit of the compliance controls failing to prevent Foreign Corrupt Practice Act ("FCPA") violations by Chairman Mulva in bribing Libayan dictator Qadhafi with promises to use Mulva's influence with the Bush Administration ("Bush") to obtain Executive Order 13477 ("EO13477"). Qadhafi valued EO13477 because it denied US citizens a legal right to a $6 billion judgment debt against Libya, and dictated that liability for all Qadhafi-sponsored terrorism be limited to $1.5 billion. Influence peddled by Mulva to Qadhafi was a bribe for ConocoPhillips' "protection" from Qadhafi's threatened nationalization of ConocoPhillips interests in Waha Oil Company.
>
> ConocoPhillips' partner, Libyan National Oil Company ("NOC"), "lent" $700 million to a EO13477-dictated settlement fund and solicited ConocoPhillips for additional bribes, labeled "voluntary contributions," to repay that loan. However, since February 2009, "…other creative ways to package the solicitation…" or "…relabel the fund…" were devised to conceal these illegal transactions. Consequently, shareholders recommend the Board investigate all ConocoPhillips transactions with international oil companies ("IOCs") and banks that could be used as conduits to launder any payments of the bribe/extortion money Qadhafi solicited.

A copy of the Proposal is attached to this letter as Exhibit A.

Basis for exclusion

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2012 Proxy Materials for the following reasons: (1) the Proponent has failed to satisfy the eligibility requirements of Rule 14a-8(b) because the Proponent failed to provide a written statement from the record holder of his shares verifying that the Proponent has continuously held the requisite amount of shares for at least one year in response to the Company's timely request for that information and (2) even if the Proponent were able to cure the foregoing deficiency, the Proposal relates to the redress of a personal grievance against the Company and contains false and misleading statements that impugn the character, integrity and reputation of the Company, its directors and its management, which permit the Company to exclude the Proposal pursuant to Rules 14a-8(i)(4) and 14a-8(i)(3), respectively.

Background

On December 2, 2011, the Proponent sent the Proposal to the Company by facsimile transmission. The Proponent's submission contained the following three procedural deficiencies in violation of Rule 14a-8: (i) it did not provide verification of the Proponent's ownership of the requisite number of Company shares; (ii) it did not include a statement of the Proponent's intention to hold such shares through the date of the 2012 Annual Meeting; and (iii) it exceeded the 500 word limit. The Company reviewed its stock records, which did not indicate that the Proponent was the record owner of any Company shares.

Accordingly, in a letter dated December 9, 2011, which was sent to the Proponent via overnight delivery within 14 days of the date the Company received the Proposal, the Company notified the Proponent of the three procedural deficiencies as required by Rule 14a-8(f) (the "Deficiency Notice"). The Deficiency Notice (attached hereto as Exhibit B) informed the Proponent of the requirements of Rule 14a-8 and how he could cure the procedural deficiencies. Specifically, the Deficiency Notice stated:

- that the Proposal must be revised so that it did not exceed 500 words, pursuant to Rule 14a-8(d);
- the ownership requirements of Rule 14a-8(b);
- the type of documentation necessary to demonstrate beneficial ownership under Rule 14a-8(b) and Staff Legal Bulletin No. 14F (October 18, 2011);
- that the Proponent must submit a written statement of his intent to hold the requisite

number of Company shares through the date of the Company's Annual Meeting under Rule 14a-8(b); and

- that the Proponent's response must be postmarked or transmitted electronically no later than 14 calendar days from the date the Proponent received the Deficiency Notice.

The Proponent responded to the Deficiency Notice via facsimile on December 15, 2011 (the "Proponent's Response"), and, although the Proponent's Response (attached hereto as Exhibit C) states that proof of share ownership information was "enclosed," Proponent's Response did not include any such information. As of the date of this letter, the Proponent has not provided such proof of continuous stock ownership.

Excludability under Rule 14a-8(f)(1)

The Company may exclude the Proposal under Rule 14a-8(f)(1) because the Proponent did not substantiate his eligibility to submit the Proposal under Rule 14a-8(b). Rule 14a-8(b)(2) provides, in part, that when a proponent is not the registered shareholder, he must prove his eligibility by submitting "a written statement from the 'record' holder of [the shareholder's] securities (usually a broker or a bank) verifying that, at the time [such shareholder] submitted [his] proposal, [such shareholder] continuously held the securities for at least one year." Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14") specifies that when the shareholder is not the registered holder, the shareholder "is responsible for proving his or her eligibility to submit a proposal to the company."

The Proponent's response referenced a "December 14, 2011 letter from a representative of the 'record' holder" substantiating his assertion that he met the ownership requirements to submit a shareholder proposal. However, no such letter was attached with Proponent's Response, nor has the Company received any such letter to date. Rule 14a-8(f) provides that a company may exclude a shareholder proposal if the proponent fails to provide evidence of eligibility under Rule 14a-8, including the beneficial ownership requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of any deficiencies and the proponent fails to correct such deficiencies within the required time. The Company satisfied its obligation under Rule 14a-8 by sending the Deficiency Notice in a timely manner. The Proponent failed to submit the required written confirmation of ownership from the record holder in a timely manner, and thus the Proposal is excludable from the Company's 2012 Proxy Materials.

The Staff has consistently permitted the exclusion of a shareholder proposal based on a proponent's failure to provide satisfactory evidence of eligibility under Rule 14a-8(b) and

Rule 14a-8(f)(1). *See Amazon.com, Inc.* (avail. Mar. 29, 2011)(concurring with the exclusion of a shareholder proposal under Rule 14a-8(b) and Rule 14a-8(f) after proponent cured only two of three deficiencies and noting that "the proponent appears to have failed to supply, within 14 days of receipt of Amazon.com's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b)"); *Union Pacific Corp.* (avail. Jan. 29, 2010); *Time Warner Inc.* (avail. Feb. 19, 2009); *Alcoa Inc.* (avail. Feb. 18, 2009); *Quest Communications International, Inc.* (avail. Feb. 28, 2008); *Occidental Petroleum Corp.* (avail. Nov. 21, 2007); *General Motors Corp.* (avail. Apr. 5, 2007).

As in *Amazon.com, Inc.*, the Proponent failed to cure all of the deficiencies that were explained to him in the Deficiency Notice by not providing the required proof of ownership from the record holder of the Company shares. Therefore, the Proponent has not demonstrated eligibility under Rule 14a-8 to submit the Proposal. Accordingly, we ask that the Staff concur that the Company may exclude the Proposal from the Company's 2012 Proxy Materials under Rule 14a-8(b) and Rule 14a-8(f)(1).

Excludability under Rule 14a-8(i)(4)

Rule 14a-8(i)(4) permits a company to omit a proposal from its proxy materials if it "relates to the redress of a personal claim or grievance against a company or any other person, or if it is designed to result in a benefit to [the proponent], or to further a personal interest, which is not shared by other shareholders at large." Under Rule 14a-8(c)(4), the predecessor to Rule 14a-8(i)(4), the Commission noted that even proposals presented in broad terms in an effort to suggest that they are of general interest to all shareholders may nevertheless be omitted from a proxy statement when prompted by personal concerns. Exchange Act Release No. 34-19135 (October 14, 1982). As discussed below, the Proposal is the latest step in a long campaign of litigation, shareholder proposals, correspondence with directors and shareholders and public statements regarding the Company that began in the early 1990s that relates to a long-standing and well-documented dispute with the Company and its predecessors and affiliates.

The Proponent's personal grievance arises from a 1991 plane crash (the "1991 Plane Crash") that killed his wife and the litigation that followed. At the time of the 1991 Plane Crash, E.I. du Pont de Nemours and Company ("DuPont") was the sole shareholder of Conoco Inc., the Company's predecessor. Since that time, the entities against which the Proponent bears a personal grievance have undergone changes in their corporate structures. In 1998, DuPont sold its stake in Conoco Inc. in a public offering. In 2002, Conoco Inc. and Phillips Petroleum Company ("Phillips") merged, forming the Company. Although the entities have changed, the origin of the Proponent's grievance is the same.

Litigation

As described in *Parsons v. Turley*, 109 S.W.3d 804 (Tex. App-Dallas 2003), the plane that crashed in 1991, killing the Proponent's wife, was owned by DuPont, and Conoco Inc. was allegedly responsible for overseeing the health and physical competency of DuPont's pilots. Believing that the 1991 Plane Crash was a result of negligence by DuPont and Conoco Inc., the Proponent, represented by Mr. Windle Turley, filed suit against DuPont in Texas state court. Subsequently, that case was removed to federal court. In a separate action, the Proponent filed suit against Conoco Inc. in Texas state court and then attempted, unsuccessfully, to join both suits in federal court. *Id.*

In the federal court suit against DuPont, a jury entered a verdict in favor of the Proponent on his negligence and gross negligence claims, and awarded $4,750,000 in actual damages to the Proponent and $1 million to his wife's parents. However, the federal court sustained DuPont's motion for judgment as a matter of law on the jury's gross negligence findings, holding that the evidence was legally insufficient to support such a finding. In 1994, the federal court entered judgment awarding the Proponent only the actual damages found by the jury along with prejudgment interest, postjudgment interest and court costs. The Proponent appealed the court's gross negligence ruling, this time hiring a new lawyer to represent his case on appeal. *Id.* In 1996, the Fifth Circuit Court of Appeals affirmed the lower court's judgment. When DuPont refused to compound prejudgment interest in calculating damages as the Proponent had requested, the federal court again sided against the Proponent. The Proponent again appealed, and the Fifth Circuit again affirmed the lower court. *Id.*

Meanwhile, the Proponent's case against Conoco Inc. in Texas state court was far less successful. The trial court granted Conoco Inc.'s motion for summary judgment in 1994 and entered final judgment dismissing the Proponent's remaining claims the following year. The Proponent's motion for new trial was denied, and his appeal was dismissed for lack of jurisdiction. *Id.*

Following the seeming conclusion of these suits, the Proponent came to believe that Conoco Inc. had prior knowledge that the pilot of the plane had an alcohol problem. In 1998, based on this new belief, the Proponent sued Mr. Turley, his trial attorney, alleging, among other things, that Mr. Turley negligently failed (1) to discover and use the evidence of the pilot's alcohol problem and (2) to bring suit originally against both DuPont and Conoco Inc. in state court. The trial court granted Mr. Turley's motion for summary judgment in 1999, but as recently as 2004, the Proponent attempted to appeal this judgment without success. *See* Petition for Review, *Parsons v. Turley* (Tex. No. 03-0911, 2003) (pet. denied May 28, 2004).

Having failed in his attempts to resolve his claim against DuPont and Conoco Inc. through lawsuits, all of which arise from the 1991 Plane Crash, the Proponent has pursued this personal grievance through at least six shareholder proposals, countless correspondence, and other such actions, which are as set forth in greater detail in *E.I. du Pont de Nemours and Company* (February 9, 1994) (the "1994 No-Action Letter"), *E.I. du Pont de Nemours and Company* (January 31, 1995) (the "1995 No-Action Letter"), *E.I. du Pont de Nemours and Company* (January 22, 2002) (the "2002 No-Action Letter"), *ConocoPhillips* (February 23, 2006) (the "2006 No-Action Letter") and *ConocoPhillips* (March 7, 2008) (the "2008 No-Action Letter"). Copies of these no-action letters are attached to this letter as Exhibit D.

Proponent's prior shareholder actions

- **Shareholder Proposal #1.** On February 28, 1992, the Proponent sent by facsimile transmission a letter to DuPont's Director of Stockholder Relations advising that he would introduce a proposal ("Proposal #1") at DuPont's 1992 Annual Meeting. DuPont's Corporate Secretary contacted the Proponent by phone to advise him that the proposal had not been timely filed and the Proponent agreed to treat the proposal as being submitted for the 1993 Annual Meeting. The Proponent also indicated his intent to speak at the 1992 Annual Meeting concerning management of DuPont's aviation operation.

- **1992 Letter to Directors.** On March 16, 1992, the Proponent sent a letter to individual members of DuPont's Board of Directors with Proposal #1 attached. In his letter, the Proponent refers to "management problems in the aviation operation," his "great personal interest in seeing these problems resolved" and reiterates his intent to raise his concerns at the 1992 Annual Meeting.

- **1992 Letter to Shareholders.** On April 29, 1992, the day of DuPont's 1992 Annual Meeting, without DuPont's prior knowledge, the Proponent distributed a printed letter addressed to "Fellow Shareholders," explaining his "great personal interest" in "safety problems in the management of DuPont's aviation operation" with an attached pre-addressed card that could be torn off and mailed to DuPont's Chairman and CEO. The same material was distributed at the National Business Aircraft Association convention in Dallas during the week of September 14, 1992.

- **1992 Annual Meeting.** The Proponent addressed DuPont's 1992 Annual Meeting concerning "a serious safety problem in the management of our company's aviation operations" and acknowledged his "great interest in this matter."

- **1993 Letter to Directors.** On March 12, 1993, the Proponent sent a detailed letter to individual members of DuPont's Board of Directors relating to his involvement in the investigation of the 1991 Plane Crash: "Ann Parsons, my wife, was killed in the DuPont crash; therefore, I am committed to a thorough investigation."

- **1993 Annual Meeting.** The Proponent addressed DuPont's 1993 Annual Meeting concerning his desire for a thorough investigation of the 1991 Plane Crash and acknowledged his personal interest in the matter. The Proponent also made repeated efforts to inject comments concerning the related litigation and investigation.

- **1993 Letter to Shareholders.** The Proponent distributed a printed letter to shareholders containing allegations about DuPont and Conoco Inc. and their role in the 1991 Plane Crash. This letter included a pre-addressed response card that could be torn off and mailed to DuPont's directors. The same material was distributed at the National Business Aircraft Association convention in Atlanta during the week of September 20, 1993.

- **Shareholder Proposal #2.** On November 4, 1993, the Proponent sent by facsimile transmission a proposal ("Proposal #2") relating to the investigation of the 1991 Plane Crash and the election to office of two members of DuPont's Board of Directors for consideration at DuPont's 1994 Annual Meeting. DuPont made a no-action request regarding Proposal #2. The Staff concurred that Proposal #2 related to a personal claim and could be omitted pursuant to Rule 14a-8(c)(4). *See* 1994 No-Action Letter.

- **1994 Annual Meeting.** The Proponent addressed DuPont's 1994 Annual Meeting on April 27, 1994, concerning alleged "threatening" practices in DuPont's aviation operations and referenced the 1991 Plane Crash.

- **Shareholder Proposal #3.** On November 18, 1994, the Proponent sent by facsimile transmission to DuPont a proposal ("Proposal #3") that called for DuPont to issue a report on its activities in Malaysia in connection with the 1991 Plane Crash. DuPont made a no-action request regarding Proposal #3. The Staff concurred that Proposal #3 related to a personal claim and could be omitted pursuant to Rule 14a-8(c)(4). *See* 1995 No-Action Letter. Moreover, the Staff granted the following forward-looking relief relating to any subsequent proposals by the Proponent relating to this personal grievance: "*This response shall also apply to any future submissions to the Company of a same or similar proposal by the same proponent. The Company's statement under rule 14a-8(d) shall be deemed by the staff to satisfy the Company's future obligations under rule I4a-8(d) with respect to the same or similar proposals submitted by the same proponent.*" *Id.* (emphasis added).

- **Shareholder Proposal #4.** On February 1, 2001, the Proponent sent by facsimile transmission to DuPont a proposal ("Proposal #4") that called for DuPont to contract "an independent safety auditing firm to investigate the deaths of all DuPont employees killed while working on company business during the past ten years." DuPont made a no-action request regarding Proposal #4, and the Staff responded: "Noting that the proposal appears to be similar to the same proponent's proposal in E.I. DuPont de Nemours and Company (available January 31, 1995), we believe that the forward-looking relief that we provided in that earlier response is sufficient to address his recent proposal. Accordingly, we believe that a specific no-action response is unnecessary." *See* 2002 No-Action Letter.

- **Shareholder Proposal #5.** On November 29, 2005, the Proponent sent by facsimile transmission to ConocoPhillips a proposal ("Proposal #5") that called for ConocoPhillips to investigate, independent of in-house counsel, and report to all shareholders as to legal liabilities which the Proponent alleged to have been omitted from the February 2002 prospectus relating to the merger of Conoco Inc. and Phillips. ConocoPhillips made a no action request regarding Proposal #5. The Staff concurred that Proposal #5 related to ordinary business matters and could be omitted pursuant to Rule 14a-8(i)(7). *See* 2006 No-Action Letter.

- **Shareholder Proposal #6.** On November 27, 2007, the Proponent sent by facsimile transmission to ConocoPhillips a proposal ("Proposal #6") that called for ConocoPhillips to establish a special committee to conduct an investigation into ConocoPhillips' involvement with "states that have sponsored terrorism," including Libya and Iran. ConocoPhillips made a no action request regarding Proposal #6. The Staff concurred that Proposal #6 related to a personal claim and could be omitted pursuant to Rule 14a-8(c)(4). *See* 2008 No-Action Letter.

The personal nature of the Proposal

The detailed history above of the Proponent's numerous lawsuits, proposals and correspondence after the 1991 Plane Crash shows a progression in the nature of the Proponent's claims and allegations against the Company. Shareholder Proposals #1 and #2 called for an investigation of the 1991 Plane Crash. After the Staff concurred that these proposals were excludable because their subject matter related to a personal grievance, the Proponent broadened the focus of Proposal #3 slightly by calling for a report on DuPont's activities in Malaysia in connection with the 1991 Plane Crash. As detailed above, Proposal #3 was excluded as relating to a personal grievance, and the Staff granted forward looking relief to DuPont as to any future proposals made by the Proponent. The Proponent waited six years to submit Proposal #4, in which he once again broadened the focus by calling for an investigation of the deaths of all DuPont employees killed while working on Company business for the past ten years. Although Proposal #4 no longer specifically focused on the 1991 Plane Crash, the Staff recognized the origin and motivation of the proposal, and maintained that Proposal #4 was still excludable because of the forward-looking relief granted to DuPont in 1995. The Proponent's next proposal, Shareholder Proposal #5, was excluded as relating to ordinary business matters and therefore the Staff did not address the Company's argument that Proposal #5 still stemmed from a personal grievance. However, two years later, the Proponent submitted Proposal #6, a precursor in subject matter to the current Proposal, and the Staff once again allowed exclusion because Proposal #6 related to a personal grievance. Proposal #6 marked another expansion of the Proponent's focus, this time into the Company's involvement with states supporting terrorism, namely Iran and Libya.

As further detailed in the 2008 No-Action Letter, the Proponent's website (http://Iran-Conoco-Affair.US), which is prominently listed at the top of the current Proposal, contains allegations that Conoco Inc., together with President George H.W. Bush and various agencies of the federal government, were involved in clandestine dealings with Iran. Mr. Parsons alleges that the plane carrying his wife, which crashed in Malaysia prior to a re-fueling stop, was also carrying another Conoco Inc. executive on route to Dubai for discussions with officials of Iran's state-owned oil company. The Proponent further alleges that the details of the plane crash were covered up because the other Conoco executive was "carrying notes and documents for the meeting with the Iranians that implicated the Bush administration with knowledge of [Conoco Inc.'s] plan." *See* the Proponent's article entitled *The Iran-Conoco Affair*. The Proponent's article and website show the intertwined nature of his allegations regarding the Company's involvement with states supporting terrorism and the 1991 Plane Crash.

The current Proposal shifts slightly the focus of the Proponent's personal grievance one more time to the Company's involvement with Libya. In the 2008 No-Action Letter, the Staff concurred with the Company's view that "[a]lthough the Proponent attempts to conceal the personally beneficial nature of [Proposal #6] through allegations of the Company's association with countries that support terrorism, the Proponent's true motive... is a personal grievance." The current Proposal, like Proposal #6, is fraught with allegations against the Company in regard to dealings with Libya, one of the countries specifically referenced as supporting terrorism in Proposal #6. The current Proposal is the latest action in an on-going and deeply personal quest by the Proponent. The expanding subject matter of the Proponent's proposals over the past 20 years, however, do not negate his true motive. The Proposal is designed to result in a benefit to the Proponent and to further a personal interest which benefit or interest is not shared with other shareholders at large, and is therefore excludable under Rule 14a-8(i)(4). *See* Southern Company (March 19, 1990) (allowing the exclusion of a proposal requiring the company to form a shareholder committee to investigate complaints against management, the proponent of which was a disgruntled former employee who had raised numerous claims during the prior seven years and had sent the company more than 40 letters, faxes, requests, and proposals seeking redress for his personal grievance); International Business Machines Corp. (December 12, 2005) (allowing the exclusion of a proposal and affirming prospective relief after the same proponent who after unsuccessfully litigating his wrongful termination claim, submitted stockholder proposals 12 times in as many years relating to the same personal grievance over his termination).

In addition to requesting the Staff's concurrence that the Proposal may be excluded from the 2012 Proxy Materials because it relates to a personal grievance, the Company is also requesting that the Staff grant the same prospective relief that it granted to DuPont in the 1995 No Action Letter. The Company believes this relief is appropriate because, in addition to being designed to air a personal grievance and to attain a benefit not shared with the Company's other shareholders, the numerous shareholder proposals from the Proponent over the years harm the Company's shareholders, other than the Proponent, by causing the needless expenditure of Company resources in addressing such proposals.

Excludability under Rule 14a-8(i)(3)

Rule 14a-8(i)(3) states "the issuer may omit a proposal and any statement in support thereof from its proxy statement and form of proxy . . . if the proposal or supporting statement is contrary to any of the Commissions' proxy rules and regulations, including Rule 14a-9, which prohibits false or misleading statements in proxy soliciting materials." As provided in Note (b) to Rule 14a-9, a statement which "directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation" is misleading and, accordingly, are excludable from a corporation's proxy materials by virtue of Rule 14a-8(i)(3). The Staff has long used this basis to exclude a proposal which "suggests the company has acted improperly without providing any factual support for that implication." *Detroit Edison Co.* (March 4, 1983) (excluded proposal charging the company with "unlawfully influencing the political process" and engaging in "circumvention of regulation" and "corporate self-interest"). Additionally, on this ground, references to a corporation practicing "economic racism" (*Standard Brands, Inc.*, March 12, 1975), being responsible for "acts of violence" (*Gulf & Western Industries, Inc.*, October 23, 1975), perpetrating "antistockholder abuses" (*Amoco Corp.*, January 23, 1986), violating the proxy rules (*Motorola, Inc.*, March 4, 1988) and causing "substantial corporate assets to be wasted and misplaced through ill-advised and self-serving schemes" (*Sonat, Inc.*, February 17, 1989), have all been held to be excludable under Rule 14a-8(c)(3). The Proposal falls squarely within these precedents, as the Proposal and its supporting statement is rife with sweeping, unsubstantiated allegations of wrongdoing, rendering the Proposal, in its entirety, categorically misleading and subject to omission under 14a-8(i)(3).

Although the Proposal and the supporting statement are confusing and difficult to follow, the crux of the Proposal's assertion appears to be that the Company violated the Foreign Corrupt Practices Act (the "FCPA") by making payments to the Libyan settlement fund established by the claims settlement agreement between the United States of America and Libya (the "Settlement Fund"), either directly or indirectly through various money laundering schemes alleged in the Proposal. The Proposal is excludable, first, because it incorrectly characterizes these activities as matters of proven fact though no illegal payments were ever made to the Settlement Fund. If included in the Company's proxy statement, these false assertions would be highly confusing, and of great concern, to the Company's shareholders. The Proposal is also excludable because the allegations of wrongdoing impugn the character and integrity of the Company and its directors and management.

The Proposal is false and misleading in that it contains inflammatory assertions and refers in several places to bribes having been paid, without citing any authority and without providing any evidence of such conduct. The second paragraph of the supporting statement claims that "ConocoPhillips . . . paid the bribe/extortion money required for the company to . . . benefit from Qadhafi's protection." Moreover, the Proponent's ultimate proposal that the Company investigate all transactions with entities "that could be used as conduits to launder any payments of the bribe/extortion money Qadhafi solicited" implies, again without factual support, that the Company not only responded to solicitations from Libyan leaders and paid the "bribe/extortion money," but used surreptitious means to "launder" the money to the fund.

The Company did not make any payments of the type suggested in the Proposal and supporting statement, and the Proponent offers no evidence that it did. The supporting statement itself says that any reference to how "ConocoPhillips eventually paid the bribe/extortion money" is "[c]onspicuously missing" from the cables upon which the Proponent bases his conspiracy theory. That information is missing because at no point did the Company accede to any request or demand by the Libyans to pay money to the Settlement Fund.

In addition to being patently false, the Proposal is misleading as it cites comments made by Qadhafi and the Libyan leadership – as paraphrased by U.S. Ambassador Cretz – in a manner which insinuates misconduct on the part of the Company. The supporting statement asserts that Dr. Shukri Ghanem, chairman of Libya's National Oil Company, solicited ConocoPhillips and other international oil companies ("IOCs") "for additional bribes" but that the all "US IOC's, had been '. . . holding the line . . .' against the solicitations until '. . . creative ways to package the solicitation . . .' or '. . . re-labeling the fund . . .' was done to make payments of the bribe/extortion money '. . . more palatable.'" The Proponent pulls these quoted phrases from a cable written by Ambassador Cretz in which he paraphrases statements made by the Libyan government, and not by the Company, though the foregoing sentence implies the opposite. For instance, Ambassador Cretz's report states "Libyans, sensing a dead-end in soliciting contributions pegged to the fund, are now actively seeking other creative ways to package the solicitation."[1] In short, the Proponent extracts a single portion of the Ambassador's sentence, which supports the Company's account that no payments were made to the Settlement Fund, and places it out of context to suggest the Company, and not the Libyans, sought "creative ways to package the solicitation." This attempt to recast the impropriety of the Libyans as that of the Company is misleading and would be highly confusing to the Company's shareholders.

The Proposal is also misleading in that it suggests that legal steps within the United States to influence public policy would represent a violation of the FCPA. In addition to a number of other such references, the supporting statement suggests that such efforts would constitute "influence peddling," which, according to the Proponent, "[is] a violation of the FCPA."

Finally, taken as a whole, the theme and overall implication of the Proposal is that the Company has conclusively engaged in illegal and unethical conduct. In doing so, the Proposal "impugns the character, integrity and reputation" of the Company, its directors and its management by depicting the Company as an organization which consistently flouts the rules and regulations to which it is subject. In fact, the Company maintains robust procedures and controls to ensure strict compliance with state, federal and international law, including the FCPA. The Company has in place an FCPA compliance policy, which is based on its belief that doing business in an ethical and transparent way will be a long-term advantage to the Company, its shareholders, and the countries where it conducts business. The policy details, among other things, the provisions of the FCPA and the practical applications of those provisions to the Company and its employees. Moreover, the Company has country-specific training for its employees on compliance with the FCPA and maintains a formal system of compliance auditing and investigation to assure such compliance. For the

[1] http://wikileaks.org/cable/2009/02/09TRIPOLI139.html#

foregoing reasons, the Company believes that the Proposal may be excluded from the 2012 Proxy Materials under Rule 14a-8(i)(3) and 14a-9 because it contains false statements of fact that will be misleading to shareholders.

For the reasons set forth above, we respectfully submit that the exclusion of the entire Proposal from the 2012 Proxy Materials is proper under Rules 14a-8(b) and 14a-8(f)(1) and alternatively under Rules 14a-8(i)(4) and (i)(3).

* * * *

We respectfully request that the Staff concur in our view that the Proposal may be properly excluded from the Company's 2012 Proxy Materials. Please transmit your response by fax to the undersigned at 713-221-2113. Contact information for the Proponent and a fax number for a Company representative are provided below. Please call the undersigned at 713-221-1327 if we may be of any assistance in this matter.

Very truly yours,

Michael S. Telle

Enclosures

cc: Roger K. Parsons
2520 K Avenue, Suite 700-739
Garland, TX 75074-5342

Nathan P. Murphy
Senior Counsel
Corporate Legal Services
ConocoPhillips
600 North Dairy Ashford
Houston, TX 77079
Telephone: 281-293-3632
Fax: 281-293-4111

EXHIBIT A

THE PROPOSAL

LEGAL CLAIMS ASSIGNEE I, L.L.C.

2520 K AVENUE, SUITE 700-739
PLANO, TEXAS 75074-5342
USA

TEL +1 214.649.8059
FAX +1 972.295.2776
eMAIL staff@iran-conoco-affair.us
WEB http://iran-conoco-affair.us

PLEASE DELIVER TO:

Janet L. Kelly, Corporate Secretary — FAX: (281) 293-4111 ✔
ConocoPhillips
600 North Dairy Ashford
Houston, Texas 77079

cc:

Richard L. Armitage	FAX: (703) 248-0166
James E. Copeland, Jr.	FAX: (281) 293-4111
Kenneth M. Duberstein	FAX: (202) 728-1123
Ruth R. Harkin	FAX: (202) 224-9369
Harold W. McGraw III	FAX: (212) 512-3840
Robert A. Niblock	FAX: (336) 658-4766
William K. Reilly	FAX: (415) 743-1504
Victoria J. Tschinkel	FAX: (850) 222-1117
Kathryn C. Turner	FAX: (478) 322-0132
William E. Wade, Jr.	FAX: (281) 293-4111

NOTE: This is timely service of a shareholder proposal for publication in the proxy statement for the 2012 Annual Meeting of ConocoPhillips Shareholders recommending an audit of controls on US Foreign Corrupt Practices Act (FCPA) violations.

DATE: December 2, 2011

Roger K. Parsons, Ph. D.
2520 K AVENUE, SUITE 700-739
GARLAND, TEXAS 75074-5342
TEL +1 214.649.809
FAX +1 972.295.2776
eMAIL staff@Iran-Conoco-Affair.US
WEB http://Iran-Conoco-Affair.US

December 2, 2011

Janet Langford Kelly, Corporate Secretary
Office of the ConocoPhillips Corporate Secretary
ConocoPhillips
600 North Dairy Ashford
Houston, Texas 77079
FACSIMILE: (281) 293-4111

Shareholder Proposal and Statement For Publication In the 2012 Proxy Materials Recommending An Audit of Controls On U.S. Foreign Corrupt Practices Act Violations

Dear Ms Kelly:

Pursuant to the Securities and Exchange Act of 1934, §240.14a-8, as owner of 1,000 shares of ConocoPhillips ("Company") common stock, I submit the following proposal and statement for publication in the 2012 ConocoPhillips proxy materials.

SHAREHOLDER PROPOSAL

RESOLVED, shareholders recommend that the Board commission a forensic audit of ConocoPhillips compliance controls that failed to identify violations of the United States Foreign Corrupt Practices Act of 1977 ("FCPA") arising from James J. Mulva peddling influence with the Bush Administration to obtain Executive Order 13477 on behalf of Muammar al-Qadhafi of the Great Socialist People's Libyan Arab Jamahiriya ("Libya"). Executive Order 13477 was of great value to Qadhafi because, under color of law, it denied 102 citizens their constitutional right to a $6 billion judgment debt against Libya, and dictated that Libyan liability for Qadhafi-sponsored terrorism be only $1.5 billion, that would purportedly be paid by the Qadhafi Regime into a settlement fund in Libya. The influence Mulva exercised on Qadhafi's behalf to obtain Executive Order 13477 was a bribe for which ConocoPhillips received Qadhafi's quid pro quo "protection" from threatened nationalization of ConocoPhillips interests in Waha Oil Company.

In October 2008, the Libya's National Oil Company ("NOC"), that holds majority interest in Waha Oil Company, "lent" $700 million to the settlement fund, and immediately began soliciting ConocoPhillips and other international oil companies ("IOC's") for bribes labeled as "voluntary contributions" to the settlement fund to repay NOC's loan. Since February 2009, NOC and US-based IOC's have worked to "...re-label the fund..." or "...other creative ways to package the solicitation..." for the bribes so that they are not so transparently illegal. Consequently, shareholders recommend that Board direct the auditors to investigate the possibility that after February 2009 the solicited bribes could have been channeled from ConocoPhillips through a partnership with a foreign IOC or bank that is immune from the FCPA.

SHAREHOLDER STATEMENT

Cables generated by U.S. Chargé d'Affaires to Libya, Chris Stevens made public for the first time in August 2011 (http://wikileaks.org/origin/37_0.html#), show that Mulva met with Qadhafi on or about February 24, 2008 in Tripoli. These cables and the subsequent actions Mulva took to lobby the Bush Administration on Qadhafi's behalf show that the men had come to a meeting-of-minds as to what Mulva would provide Qadhafi in exchange for Qadhafi's quid pro quo "protection" from threatened nationalization of ConocoPhillips interests in Waha Oil Company. Subsequently Mulva used his influence with the Bush Administration to issue Executive Order 13477 on October 31, 2008. (http://en.wikisource.org/wiki/Executive_Order_13477) The edict blocked collection of a $6 billion judgment debt against Libya ordered by a U.S. federal court the month before the Qadhafi-Mulva meeting. (http://www.crowell.com/PDF/UTA.../UTA-Flight-772_Final-Judgment.pdf) Nineteen years after a terrorist conspiracy succeed in murdering 170 people by bombing UTA Flight 772 on September 19, 1989, and six years after the federal case was filed, a federal judge determined that the evidence proved that the Qadhafi Regime had sponsored the UTA Flight 772 bombing and was liable to pay the 103 plaintiffs in the case $6 billion in damages and interest. Executive Order 13477 was an extrajudicial gimmick (similar to the pardon of I. Lewis "Scooter" Libby) used by the Bush Administration in response to Mulva's lobbying to "settle" all U.S. civil claims arising from Qadhafi-sponsored murders for less than $1.5 billion—$4.5 billion short of the judgment debt owed to only the 103 plaintiffs in the UTA Flight 772 bombing case.

A cable dated February 12, 2009, shows that the Qadhafi Regime was lead to believed that even the $1.5 billion settlement fund dictated by Executive Order 13477 and the U.S-Libya Claims Settlement Agreement that Secretary of State Condoleezza Rice presented to Qadhafi in September 2008, would be paid by ConocoPhillips and other US-based IOC's who continued to enjoy Qadhafi's protection from nationalization. (http://wikileaks.org/cable/2009/02/09TRIPOLI139.html#) The author of the cable, Ambassador Gene A. Cretz, reports on his meeting with NOC Chairman Shukri Ghanem concerning Ghanem's solicitations for "voluntary contributions" to the settlement fund. Rather than advising Ghanem that it would be illegal for U.S. companies to respond his transparent solicitations for bribe/extortion money, Cretz steers Ghanem into think of "...other creative ways to package the solicitation..." or "...re-labeling the fund... ...to make it more palatable." In a note at the end of the cable, Cretz states US-based IOC's are "...holding the line..." against Ghanem's solicitations for bribe/extortion payments, however conspicuously absent from all reports after February 2009 is any reference to how ConocoPhillips or other US-based IOC's, that continued to enjoy Qadhafi's protection from nationalization until he was deposed in 2011, eventually laundered the "voluntary contributions" to the settlement fund that Qadhafi expected them to make. Apparently, if Cretz knew what ConocoPhillips was doing, he also knew it was a violation of the FCPA; and, as a appointee of Mulva's political cronies, Cretz knew that his career would end if he communicated what he knew through channels open to the federal agencies responsible for investigating and prosecuting violations of the FCPA.

The failure of ConocoPhillips FCPA compliance controls that allowed its employees to provide lobbying services and cash to the Qadhafi Regime as bribe/extortion payments, exposes ConocoPhillips to potential criminal and civil sanctions exceeding the $6 billion judgment debt that Mulva and Qadhafi conspired to evade. Shareholders recommend that the Board take notice of their liability to shareholders if they remain willfully blind to their guilty knowledge (scienter) of this problem.

Roger K. Parsons urges you to vote FOR this resolution.

Sincerely,

Roger K. Parsons

cc Independent Members of the Board of Directors of ConocoPhillips

Richard L. Armitage
President of Armitage International
2300 Clarendon Blvd, Suite 601
Arlington, Virginia 22201-3392
Facsimile: (703) 248-0166

James E. Copeland, Jr.
c/o Janet Langford Kelly, Corporate Secretary
Office of the ConocoPhillips Corporate Secretary
ConocoPhillips
600 North Dairy Ashford
Houston, Texas 77079
Facsimile: (281) 293-4111

Kenneth M. Duberstein
Duberstein Group Incorporated
2100 Pennsylvania Ave Nw, #500
Washington, DC 20037
Facsimile: (202) 728-1123

Ruth R. Harkin
c/o Senator Tom Harkin, Iowa
731 Hart Senate Office Building
Washington, DC 20510
Facsimile: (202) 224-9369

Harold W. McGraw III
The McGraw-Hill Companies, Inc.
1221 Avenue of the Americas
New York, NY 10020-1095
Facsimile: (212) 512-3840

Robert A. Niblock
Chairman and Chief Executive Officer of Lowe's Companies, Inc.
1000 Lowes Boulevard
Mooresville, North Carolina 28117
Facsimile: (336) 658-4766

William K. Reilly
President and Chief Executive Officer of Aqua International Partners
345 California Street, Floor 33
San Francisco, CA 94104-2639
Facsimile: (415) 743-1504

Victoria J. Tschinkel
Chairwoman of 1000 Friends of Florida
308 North Monroe Street
Tallahassee, FL 32301
Facsimile: (850) 222-1117

Kathryn C. Turner
Chairperson and Chief Executive Officer of Standard Technology, Inc.
Global Headquarters
Accounting and Finance Division
191 Peachtree St NE, Suite 3975
Atlanta, GA 30303
Facsimile: (478) 322-0132

William E. Wade, Jr.
c/o Janet Langford Kelly, Corporate Secretary
Office of the ConocoPhillips Corporate Secretary
ConocoPhillips
600 North Dairy Ashford
Houston, Texas 77079
Facsimile: (281) 293-4111

EXHIBIT B

DEFICIENCY NOTICE

ConocoPhillips

Nathan P. Murphy
ConocoPhillips
600 N. Dairy Ashford (77079)
P. O. Box 4783
Houston, Texas 77210
Telephone: (281) 293-3632
Fax: (281) 293-4111

SENT VIA UPS OVERNIGHT

December 9, 2011

Mr. Roger K. Parsons
2520 K Avenue, Suite 700-739
Garland, Texas 75074-5342

Re: Proposal for 2012 Annual Meeting of Stockholders of ConocoPhillips

Dear Mr. Parsons:

We received your proposal on December 2, 2011, and we appreciate your interest as a stockholder in ConocoPhillips. In order to properly consider your request, and in accordance with Rule 14a-8 of the Securities Exchange Act of 1934, as amended ("Rule 14a-8"), we hereby inform you of two procedural defects in your submission, as described below.

Under Rule 14a-8(d), a proposal, including any accompanying supporting statement, may not exceed 500 words. Your submission contains more than 500 words, in violation of Rule 14a-8(d). When a stockholder's proposal does not satisfy the procedural requirements of the SEC rules, we provide the stockholder with the opportunity to revise the proposal to adequately correct the problem. According to Rule 14a-8, your revised proposal must be postmarked or transmitted electronically within 14 calendar days of receipt of this letter.

Additionally, under Rule 14a-8(b), a stockholder submitting a proposal for inclusion in our proxy statement must demonstrate that he or she satisfies the minimum share holding requirements. In order to be eligible to submit a proposal, a stockholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date the stockholder submits the proposal. If you are a registered stockholder*, we can verify your eligibility, but you must provide a written statement that you intend to continue to hold the requisite number of shares through the date of the 2012 Annual Meeting of Stockholders. Our transfer agent has informed us that you are not currently reflected on their records as a registered holder of ConocoPhillips shares. Alternatively, if you are not a registered stockholder, you must provide a written statement from the "record" holder of your shares (usually a broker or bank) verifying that, at the time you submitted your proposal, you owned and had continuously held at least $2,000 in market value, or 1%, of our common stock for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the 2012 Annual Meeting of Stockholders.

* A "registered" stockholder means your shares are registered in your name on the books of ConocoPhillips. If you are unsure if you are a registered stockholder, you should consult with your bank or broker to determine your status.

If we do not receive an appropriately revised submission and proof of your minimum share ownership within the 14-day time frame, the company intends to omit the proposal from the company's 2012 proxy statement, as permitted by Rule 14a-8(f)(1). Please note that, because the submission has not satisfied the procedural requirements described above, we have not determined whether the submission could be omitted from the company's proxy statement on other grounds. If you adequately correct the procedural deficiencies within the 14-day time frame, the company reserves the right to omit your proposal if another valid basis for such action exists. Please send the requested documentation to my attention: Nathan P. Murphy, ConocoPhillips Company, 600 North Dairy Ashford, Houston, TX 77079. Alternatively, you may transmit any response by facsimile to me at (281) 293-4111.

If you have any questions or would like to speak with a representative from ConocoPhillips about your proposal, please feel free to contact me at (281) 293-3632.

Sincerely,

Nathan P. Murphy

Nathan P. Murphy

EXHIBIT C

PROPONENT'S RESPONSE

LEGAL CLAIMS ASSIGNEE I, L.L.C.

2520 K AVENUE, SUITE 700-739
PLANO, TEXAS 75074-5342
USA

TEL +1 214.649.8059
FAX +1 972.295.2776
eMAIL staff@iran-conoco-affair.us
WEB http://iran-conoco-affair.us

<u>PLEASE DELIVER TO:</u>

Janet L. Kelly, General Counsel — **FAX: (281) 293-4111**
ConocoPhillips
600 North Dairy Ashford
Houston, Texas 77079

cc:

Richard L. Armitage	**FAX: (703) 248-0166**
James E. Copeland, Jr.	**FAX: (281) 293-4111**
Kenneth M. Duberstein	**FAX: (202) 728-1123**
Ruth R. Harkin	**FAX: (202) 224-9369**
Harold W. McGraw III	**FAX: (212) 512-3840**
Robert A. Niblock	**FAX: (336) 658-4766**
William K. Reilly	**FAX: (415) 743-1504**
Victoria J. Tschinkel	**FAX: (850) 222-1117**
Kathryn C. Turner	**FAX: (478) 322-0132**
William E. Wade, Jr.	**FAX: (281) 293-4111** ✔

<u>NOTE:</u> Timely service of:
"First Amended Shareholder Proposal and Statement Recommending An Audit of Controls On U.S. Foreign Corrupt Practices Act Violations"

<u>DATE:</u> **December 15, 2011**

Roger K. Parsons, Ph. D.
2520 K AVENUE, SUITE 700-739
GARLAND, TEXAS 75074-5342
TEL +1 214.649.809
FAX +1 972.295.2776
eMAIL staff@Iran-Conoco-Affair.US
WEB http://Iran-Conoco-Affair.US

December 15, 2011

Janet Langford Kelly, General Counsel/Corporate Secretary
Office of the ConocoPhillips Corporate Secretary
ConocoPhillips
600 North Dairy Ashford
Houston, Texas 77079
FACSIMILE: (281) 293-4111

First Amended Shareholder Proposal and Statement Recommending An Audit Of Controls On U.S. Foreign Corrupt Practices Act Violations

Dear Ms Kelly:

I write in response to your December 9, 2011 correspondence through Nathan P. Murphy. Enclosed is a December 14, 2011 letter from a representative of the "record" holder of my shares stating that I have continuously held 1000 shares of ConocoPhillips common stock since prior to December 2, 2010. I will continue to hold these shares through the date of the 2012 Annual Meeting of Stockholder of ConocoPhillips.

Below is an amended version of the shareholder proposal filed with you on December 2, 2011, complying with the 500-word limit prescribed by the Rule 14a-8 of the Securities Act of 1934.

SHAREHOLDER PROPOSAL

RESOLVED, shareholders recommend the Board commission an audit of the compliance controls failing to prevent Foreign Corrupt Practices Act ("FCPA") violations by Chairman Mulva in bribing Libyan dictator Qadhafi with promises to use Mulva's influence with the Bush Administration ("Bush") to obtain Executive Order 13477 ("EO13477"). Qadhafi valued EO13477 because it denied US citizens a legal right to a $6 billion judgment debt against Libya, and dictated that liability for all Qadhafi-sponsored terrorism be limited to $1.5 billion. Influence peddled by Mulva to Qadhafi was a bribe for ConocoPhillips' "protection" from Qadhafi's threatened nationalization of ConocoPhillips interests in Waha Oil Company.

ConocoPhillips' partner, Libyan National Oil Company ("NOC"), "lent" $700 million to a EO13477-dictated settlement fund and solicited ConocoPhillips for additional bribes, labeled "voluntary contributions," to repay that loan. However, since February 2009, "...other creative ways to package the solicitation..." or "...re-label the fund..." were devised to conceal these illegal transactions. Consequently, shareholders recommend the Board investigate all ConocoPhillips transactions with international oil companies ("IOC's") and banks that could be used as conduits to launder any payments of the bribe/extortion money Qadhafi solicited.

SHAREHOLDER STATEMENT

State Department cables made public in 2011 (http://wikileaks.org/origin/37_0.html#), show that Mulva met with Qadhafi on February 24, 2008. The cables, and Mulva's subsequent actions, show that Mulva and Qadhafi agreed Mulva would use his influence with Bush to obtain EO13477 to block collection of a $6 billion judgment debt, owed to 52 US citizens by Libya and Qadhafi's men, ordered by a U.S. federal court the month before the Mulva-Qadhafi meeting, and nineteen years after the Qadhafi-sponsored bombing of UTA-772 murdered 170 people. (http://www.scribd.com/doc/75469197/Pugh-Et-Al-v-Libya-Et-Al-Judgment-20080207) Quid pro quo for Mulva using his influence with Bush, was "protection" from Qadhafi's threatened nationalization of Waha. (http://en.wikisource.org/wiki/Executive_Order_13477) However, Bush required Qadhafi pay $1.5 billion to a "settlement fund" from which Bush would determine fair settlement value for all US civil claims against Libya.

The cables show that Qadhafi believed that ConocoPhillips, and other IOC's benefiting from Qadhafi's protection, had promised to make contributions to the settlement fund. (http://wikileaks.org/cable/2009/02/09TRIPOLI139.html#) Ambassador Cretz reported that although NOC Chairman Ghanem solicited all IOC's for "voluntary contributions" to the settlement fund, US IOC's had been "...holding the line..." against the solicitations until "...creative ways to package the solicitation..." or "...re-labeling the fund..." was done to make payments of the bribe/extortion money "...more palatable." Conspicuously missing from Cretz's subsequent cables is reference to how ConocoPhillips eventually paid the bribe/extortion money required for the company to continue to benefit from Qadhafi's protection from threatened nationalization of Waha.

Influence peddling and paying bribe/extortion money to Qadhafi are violations of the FCPA that exposes ConocoPhillips to potential criminal and civil sanctions in excess of the $6 billion judgment debt that Mulva and Qadhafi conspired to evade.

Sincerely,

Roger K. Parsons

Roger K. Parsons

cc w/o encl. Richard L. Armitage
President of Armitage International
2300 Clarendon Blvd, Suite 601
Arlington, Virginia 22201-3392
Facsimile: (703) 248-0166

James E. Copeland, Jr.
c/o Janet Langford Kelly, Corporate Secretary
Office of the ConocoPhillips Corporate Secretary
ConocoPhillips
600 North Dairy Ashford
Houston, Texas 77079
Facsimile: (281) 293-4111

Kenneth M. Duberstein
Duberstein Group Incorporated
2100 Pennsylvania Ave Nw, #500
Washington, DC 20037
Facsimile: (202) 728-1123

Ruth R. Harkin
c/o Senator Tom Harkin, Iowa
731 Hart Senate Office Building
Washington, DC 20510
Facsimile: (202) 224-9369

Harold W. McGraw III
The McGraw-Hill Companies, Inc.
1221 Avenue of the Americas
New York, NY 10020-1095
Facsimile: (212) 512-3840

Robert A. Niblock
Chairman and Chief Executive Officer of Lowe's Companies, Inc.
1000 Lowes Boulevard
Mooresville, North Carolina 28117
Facsimile: (336) 658-4766

William K. Reilly
President and Chief Executive Officer of Aqua International Partners
345 California Street, Floor 33
San Francisco, CA 94104-2639
Facsimile: (415) 743-1504

Victoria J. Tschinkel
Chairwoman of 1000 Friends of Florida
308 North Monroe Street
Tallahassee, FL 32301
Facsimile: (850) 222-1117

Kathryn C. Turner
Chairperson and Chief Executive Officer of Standard Technology, Inc.
Global Headquarters
Accounting and Finance Division
191 Peachtree St NE, Suite 3975
Atlanta, GA 30303
Facsimile: (478) 322-0132

William E. Wade, Jr.
c/o Janet Langford Kelly, Corporate Secretary
Office of the ConocoPhillips Corporate Secretary
ConocoPhillips
600 North Dairy Ashford
Houston, Texas 77079
Facsimile: (281) 293-4111

EXHIBIT D

NO ACTION LETTERS RELATING TO PARSONS' PREVIOUS SHAREHOLDER PROPOSALS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

March 7, 2008

Keith S. Crow
Kirkland & Ellis LLP
200 East Randolph Drive
Chicago, IL 60601

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/7/2008

Re: ConocoPhillips
Incoming letter dated January 3, 2008

Dear Mr. Crow:

This is in response to your letter dated January 3, 2008 concerning the shareholder proposal submitted to ConocoPhillips by Roger K. Parsons. We also have received a letter from the proponent dated January 14, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Roger K. Parsons, Ph. D.
PMB 188
6850 North Shiloh Road, Suite K
Garland, Texas 75044-2981

March 7, 2008

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: ConocoPhillips
Incoming letter dated January 3, 2008

The proposal would have the board of directors establish a committee of non-employee members to oversee an investigation of company involvement since 1988 with states that have sponsored terrorism, provide funds to hire an independent firm to serve as special counsel to shareholders to investigate such involvement, and have the special counsel provide a report to the board and investors.

There appears to be some basis for your view that ConocoPhillips may exclude the proposal under rule 14a-8(i)(4) as relating to the redress of a personal claim or grievance, or designed to result in a benefit to the proponent or further a personal interest, which benefit or interest is not shared with other security holders at large. Accordingly, we will not recommend enforcement action to the Commission if ConocoPhillips omits the proposal from its proxy materials in reliance on rule 14a-8(i)(4). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which ConocoPhillips relies.

Sincerely,

Eduardo Aleman
Attorney-Adviser

RECEIVED
2008 JAN -7 AM 9:57
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

KIRKLAND & ELLIS LLP
AND AFFILIATED PARTNERSHIPS

200 East Randolph Drive
Chicago, Illinois 60601

(312) 861-2000

www.kirkland.com

Facsimile:
(312) 861-2200

January 3, 2008

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *Shareholder Proposal of Mr. Roger K. Parsons*
Exchange Act of 1934--Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that ConocoPhillips (the "Company") intends to omit from its proxy statement and form of proxy for its 2008 Annual Shareholders Meeting (collectively, the "2008 Proxy Materials") a shareholder proposal and statements in support thereof (the "Proposal") received from Mr. Roger K. Parsons (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- enclosed herewith six (6) copies of this letter and its attachments;
- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before ConocoPhillips expects to file its definitive 2008 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) provides that a shareholder proponent is required to send the company a copy of any correspondence that the proponent elects to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of ConocoPhillips pursuant to Rule 14a-8(k).

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the 2008 Proposal may be excluded from the 2008 Proxy Materials pursuant to:

- Rule 14a-8(i)(4), because the Proposal relates to the redress of the Proponent's personal claims and grievances against the Company, which is not shared by other shareholders at large;
- Rule 14a-8(i)(1), because the Proposal is not a proper subject for action by shareholders under the laws of Delaware; and
- Rule 14a-8(i)(3), because the Proposal is contrary to Rule 14a-9, which forbids false or misleading statements in proxy soliciting materials.

THE PROPOSAL

The Proposal directs the Board of Directors to (1) "establish a committee ("Special Committee") of non-employee members to oversee an investigation of Company involvement, since 1988, with states that have sponsored terrorism" and (2) "provide sufficient funds for the Special Committee to hire an independent firm with experience in conducting internal investigations to serve as Special Counsel to Shareholders". The Proposal further directs the Special Committee to (a) oversee a special counsel investigation of "Company involvement with states, including Libya and Iran, that have sponsored terrorism, and including involvement that employed foreign corporate entities as surrogates for the Company involvement in these states..." and (b) submit a report on the investigation to investors before September 11, 2008.

A copy of the Proposal and all related correspondence from the Proponent is attached to this letter as Exhibit A.

ANALYSIS

I. The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(4).

Rule 14a-8(i)(4) permits a company to omit a proposal from its proxy materials if it "relates to the redress of a personal claim or grievance against a company or any other person, or if it is designed to result in a benefit to [the proponent], or to further a personal interest, which is not shared by other shareholders at large." Under Rule 14a-8(c)(4), the predecessor to Rule 14a-8(i)(4), the Commission noted that even proposals presented in broad terms in an effort to suggest that they are of general interest to all shareholders may nevertheless be omitted from a proxy statement when prompted by personal concerns. Exchange Act Release No. 34-19135 (October 14, 1982). Although the Proposal purports to focus on the Company's involvement with states that sponsor terrorism, the Company believes that it is designed solely for the benefit of the Proponent and relates to a long-standing and well-documented dispute with the Company and its predecessors and affiliates.

The Proponent's personal grievance arises from a 1991 plane crash (the "1991 Plane Crash") that killed his wife -- herself an employee of Conoco Inc. -- and the litigation that followed. As discussed in detail below, the Proponent has alleged that the details of the 1991 Plane Crash were covered up with the assistance of the U.S. government in connection with what the Proponent refers to as the "Iran-Conoco Affair". In the Proposal, the Proponent directs shareholders to his website called Iran-Conoco-Affair.US. The home page of the site prominently features a photograph of the airplane which crashed. The site also features an article authored by the Proponent called "The Iran-Conoco Affair". In this article, the Proponent alleges that Conoco, together with President George H.W. Bush and various agencies of the federal government, were involved in clandestine dealings with Iran. Mr. Parsons alleges that the plane carrying his wife -- which crashed in Malaysia prior to a re-fueling stop -- was also carrying another Conoco executive on route to Dubai for clandestine discussions with officials of Iran's state-owned oil company. He further alleges that the details of the plane crash were covered up because the other Conoco executive was "carrying notes and documents for the meeting with the Iranians that implicated the Bush administration with knowledge of [Conoco's] plan." A copy of the Proponent's article is attached to this letter as Exhibit B.

At the time of the 1991 Plane Crash, E .I. du Pont de Nemours and Company ("DuPont") was the sole shareholder of Conoco Inc., the Company's predecessor. Since that time, the entities against which the Proponent bears a personal grievance have undergone changes in their corporate structures. In 1998, DuPont sold its stake in Conoco Inc. in a public offering. In 2002, Conoco Inc. and Phillips Petroleum Company ("Phillips") merged, forming the Company. Although the entities have changed, the grievance is the same, as is demonstrated below by the information furnished to us by the Company.

a. *Litigation*

As described in *Parsons v. Turley*, 109 S.W.3d 804 (Tex. App-Dallas 2003), the plane that crashed in 1991, killing the Proponent's wife, was owned by DuPont, and Conoco Inc. was allegedly responsible for overseeing the health and physical competency of DuPont's pilots. Believing that the 1991 Plane Crash was a result of negligence by DuPont and Conoco Inc., the Proponent, represented by Mr. Windle Turley, filed suit against DuPont in Texas state court. Subsequently, that case was removed to federal court. In a separate action, the Proponent filed suit against Conoco Inc. in Texas state court and then attempted, unsuccessfully, to join both suits in federal court. *Id.*

In the federal court suit against DuPont, a jury entered a verdict in favor of the Proponent on his negligence and gross negligence claims, and awarded $4,750,000 in actual damages to the Proponent and $1 million to his wife's parents. However, the federal court sustained DuPont's motion for judgment as a matter of law on the jury's gross negligence findings, holding that the evidence was legally insufficient to support such a finding. In 1994, the federal court entered judgment awarding the Proponent only the actual damages found by the jury along with prejudgment interest, postjudgment interest and court costs. The Proponent appealed the court's gross negligence ruling, this time hiring a new lawyer to represent his case on appeal. *Id.* In 1996, the Fifth Circuit Court of Appeals affirmed the lower court's judgment. When DuPont refused to compound prejudgment interest in calculating damages as the Proponent had requested, the federal court again sided against the Proponent. The Proponent again appealed, and the Fifth Circuit again affirmed the lower court. *Id.*

Meanwhile, the Proponent's case against Conoco Inc. in Texas state court was far less successful. The trial court granted Conoco Inc.'s motion for summary judgment in 1994 and entered final judgment dismissing the Proponent's remaining claims the following year. The Proponent's motion for new trial was denied, and his appeal was dismissed for lack of jurisdiction. *Id.*

Following the seeming conclusion of these suits, the Proponent came to believe that Conoco Inc. had foreknowledge that the pilot of the plane had an alcohol problem. In 1998, based on this new belief, the Proponent sued Mr. Turley, his trial attorney, alleging, among other things, that Mr. Turley negligently failed (1) to discover and use the evidence of the pilot's alcohol problem and (2) to bring suit originally against both DuPont and Conoco Inc. in state court. The trial court granted Mr. Turley's motion for summary judgment in 1999, but as recently as 2004, the Proponent attempted to appeal this judgment without success. *See* Petition for Review, *Parsons v. Turley* (Tex. No. 03-0911, 2003) (pet. denied May 28, 2004).

Having failed in his attempts to resolve his claim against DuPont and Conoco Inc. through lawsuits, all of which arise from the 1991 Plane Crash, the Proponent has attempted to air this personal grievance through at least five shareholder proposals, countless correspondence, and other such actions, which are as set forth in greater detail in *E.I. du Pont de Nemours and Company* (February 9, 1994) (the "1994 No-Action Letter"), *E.I. du Pont de Nemours and Company* (January 31, 1995) (the "1995 No-Action Letter"), *E.I. du Pont de Nemours and Company* (January 22, 2002) (the "2002 No-Action Letter") and *ConocoPhillips* (February 23, 2006) (the "2006 No-Action Letter"). Copies of these no-action letters are attached to this letter as Exhibit C.

b. *Proponent's prior shareholder actions*

- **Shareholder Proposal #1**. On February 28, 1992, the Proponent sent by facsimile transmission a letter to DuPont's Director of Stockholder Relations advising that he would introduce a proposal ("Proposal #1") at DuPont's 1992 Annual Meeting. DuPont's Corporate Secretary contacted the Proponent by phone to advise him that the proposal had not been timely filed and the Proponent agreed to treat the proposal as being submitted for the 1993 Annual Meeting. The Proponent also indicated his intent to speak at the 1992 Annual Meeting concerning management of DuPont's aviation operation.

- **1992 Letter to Directors.** On March 16, 1992, the Proponent sent a letter to individual members of DuPont's Board of Directors with Proposal #1 attached. In his letter, the Proponent refers to "management problems in the aviation operation," his "great personal interest in seeing these problems resolved" and reiterates his intent to raise his concerns at the 1992 Annual Meeting.

- **1992 Letter to Shareholders.** On April 29, 1992, the day of DuPont's 1992 Annual Meeting, without DuPont's prior knowledge, the Proponent distributed a printed letter addressed to "Fellow Shareholders," explaining his "great personal interest" in "safety problems in the management of DuPont's aviation operation" with an attached pre-addressed card that could be torn off and mailed to DuPont's Chairman and CEO. The same material was distributed at the National Business Aircraft Association convention in Dallas during the week of September 14, 1992.

- **1992 Annual Meeting.** The Proponent addressed DuPont's 1992 Annual Meeting concerning "a serious safety problem in the management of our company's aviation operations" and acknowledged his "great interest in this matter."

- **1993 Letter to Directors.** On March 12, 1993, the Proponent sent a detailed letter to individual members of DuPont's Board of Directors relating to his involvement in the investigation of the 1991 Plane Crash: "Ann Parsons, my wife, was killed in the DuPont crash; therefore, I am committed to a thorough investigation."

- **1993 Annual Meeting.** The Proponent addressed DuPont's 1993 Annual Meeting concerning his desire for a thorough investigation of the 1991 Plane Crash and acknowledged his personal interest in the matter. The Proponent also made repeated efforts to inject comments concerning the related litigation and investigation.

- **1993 Letter to Shareholders.** The Proponent distributed a printed letter to shareholders containing allegations about DuPont and Conoco Inc. and their role in the 1991 Plane Crash. This letter included a pre-addressed response card that could be torn off and mailed to DuPont's directors. The same material was distributed at the National Business Aircraft Association convention in Atlanta during the week of September 20, 1993.

- **Shareholder Proposal #2.** On November 4, 1993, the Proponent sent by facsimile transmission a proposal ("Proposal #2") relating to the investigation of the 1991 Plane Crash and the election to office of two members of DuPont's Board of Directors for consideration at DuPont's 1994 Annual Meeting. DuPont made a no-action request regarding Proposal #2. The Staff concurred that Proposal #2 related to a personal claim and could be omitted pursuant to Rule 14a-8(c)(4). *See* 1994 No-Action Letter.

- **1994 Annual Meeting.** The Proponent addressed DuPont's 1994 Annual Meeting on April 27, 1994, concerning alleged "threatening" practices in DuPont's aviation operations and referenced the 1991 Plane Crash.

- **Shareholder Proposal #3.** On November 18, 1994, the Proponent sent by facsimile transmission to DuPont a proposal ("Proposal #3") that called for DuPont to issue a report on its activities in Malaysia in connection with the 1991 Plane Crash. DuPont made a no-action request regarding Proposal #3. The Staff concurred that Proposal #3 related to a personal claim and could be omitted pursuant to Rule 14a-8(c)(4). *See* 1995 No-Action Letter. Moreover, the Staff granted forward-looking relief relating to any subsequent proposals by the Proponent relating to this personal grievance: "*This response shall also apply to any future submissions to the Company of a same or similar proposal by the same proponent. The Company's statement under rule 14a-8(d) shall be deemed by the staff to satisfy the Company's future obligations under rule 14a-8(d) with respect to the same or similar proposals submitted by the same proponent.*" *Id.* (emphasis added).

- **Shareholder Proposal #4.** On February 1, 2001, the Proponent sent by facsimile transmission to DuPont a proposal ("Proposal #4") that called for DuPont to contract "an independent safety auditing firm to investigate the deaths of all DuPont employees killed while working on company business during the past ten years." DuPont made a no-action request regarding Proposal #4, and the Staff responded: "Noting that the proposal appears to be similar to the same proponent's proposal in E.I. DuPont de Nemours and Company (available January 31, 1995), we believe that the forward-looking relief that we provided in that earlier response is sufficient to address his recent proposal. Accordingly, we believe that a specific no-action response is unnecessary." *See* 2002 No-Action Letter.

- **Shareholder Proposal #5.** On November 29, 2005, the Proponent sent by facsimile transmission to ConocoPhillips a proposal ("Proposal #5") that called for ConocoPhillips to investigate, independent of in-house counsel, and report to all shareholders as to legal liabilities which the Proponent alleged to have been omitted from the February 2002 prospectus relating to the merger of Conoco Inc. and Phillips. ConocoPhillips made a no-action request regarding Proposal #5. The Staff concurred that Proposal #5 related to ordinary business matters and could be omitted pursuant to Rule 14a-8(i)(7). *See* 2006 No-Action Letter.

c. ***The personal nature of the Proposal***

In the Proposal, the Proponent directs shareholders to his website named Iran-Conoco-Affair.US. The home page of the site prominently features a photograph of the airplane that crashed. The site also features an article authored by the Proponent called "The Iran-Conoco Affair". In this article, the Proponent alleges that Conoco, together with President George H.W. Bush and various agencies of the federal government, were involved in clandestine dealings with Iran. Mr. Parsons alleges that the plane carrying his wife -- which crashed in Malaysia prior to a re-fueling stop -- was also carrying another Conoco executive on route to Dubai for clandestine discussions with officials of Iran's state-owned oil company. The Proponent further alleges that the details of the plane crash were covered up because the other Conoco executive was "carrying notes and documents for the meeting with the Iranians that implicated the Bush administration with knowledge of [Conoco's] plan." *See* the Proponent's article.

The Proponent's "Iran-Conoco Affair" article goes on to discuss the alleged motive for the cover-up. It also shows the intertwined nature of his allegations regarding the Company's involvement with Iran and both (1) his allegations in the litigation concerning the 1991 Plane Crash regarding the pilot's alcohol problem and (2) several of his previous shareholder proposals (i.e., Shareholder Proposals #1 and #2, calling for an investigation of the 1991 Plane Crash, Shareholder Proposal #3, calling for a report on DuPont's activities in Malaysia in connection with the 1991 Plane Crash, and Shareholder Proposal #4, calling for an investigation of the deaths of all DuPont employees killed while working on company business during the past ten years). The Proponent's article states:

> "Within two hours, Nicandros [Conoco's CEO at the time] learned that Dietrich's [the Conoco executive alleged to be traveling to meet with the Iranians] plane was missing and had probably crashed. He immediately understood that he and Bush had a big problem if Dietrich's documents fell into the wrong hands. However, the documents were more damaging to Bush than they were to Conoco, because they would reveal Bush's knowledge of the Iran-Conoco deal and reveal Bush's intent to subvert rather than enforce the sanction laws of the United States.
>
> Bush's past dealings with Iran would likely be an issue in the 1992 political campaign against him; Bush could not afford more revelations of his direct involvement in giving Nicandros an illegal

> business advantage in Iran. It would have been difficult for Bush to claim he "... was out of the loop." Nicandros understood Bush's situation and he knew that Bush would be eager to lend Nicandros the assistance of any governmental agency under Bush's control to recover Dietrich's documents.
>
> Within twenty-four hours of the crash and more than twenty-four hours before the location of the crash site was disclosed to the public, Nicandros and his lawyers learned that much more damaging evidence than Dietrich's documents was strewn on the forest floor at the crash site. While reviewing Conoco medical files of the Conoco and DuPont employees on the plane Conoco General Counsel, Howard J. Rudge, learned that their physicians had incontrovertible evidence since August that Captain Fox [the captain of the plane] suffered from alcoholism.
>
> ...
>
> Under the ruse that he needed help from several US Federal agencies to recover the incriminating documents from the crash site, Nicandros used the assigned Federal agency employees to assist in carrying out a second, parallel cover-up. Nicandros wanted all evidence destroyed that indicated Fox was drunk when he crashed the plane..." (Bracketed text added for explanatory purposes)

At the end of his "Iran-Conoco Affair" article, the Proponent includes a section called "About the Author". This section of the article explains the Proponent's reasons for writing the article as follows:

> "In January 1992, Parsons was fired from Conoco after asking that Conoco and DuPont executive management to investigate why two unprepared, inappropriately trained, and probably unhealthy pilots were sent on an extensive overseas trip. Ann Parsons, Roger Parsons' wife and a manager with Conoco, was one of the twelve people killed in the DuPont plane crash in Malaysia."
>
> "Since 1991, Parsons has devoted his efforts to the investigation and analysis of the causes of the DuPont plane crash in Malaysia, including spending seven days at the crash site surveying the debris field. Parsons has written a detailed report on his analysis

> of the ground track for the DuPont aircraft... Parsons continues to petition authorities with the UN ICAO, the US FAA and NTSB, the Malaysian DCA and the Attorney General and the DuPont Board of Directors to conduct a thorough investigation and issue a report on the circumstances of and causes for the DuPont aircraft crash."

It is apparent, given the numerous similar proposals, lawsuits, correspondence and other actions taken by the Proponent that the "investigation of Company involvement, since 1988, with states that have sponsored terrorism" refers to the Company's alleged associations and actions relating to the 1991 Plane Crash. As result of the Proponent's failure to resolve his personal grievance either in court, through his actions against the Company's former parent, predecessor and affiliate, DuPont, which have been prospectively precluded by the Staff, or through his actions against ConocoPhillips itself, it seems clear that the Proponent is now seeking satisfaction by way of the Proposal.

Although the Proponent attempts to conceal the personally beneficial nature of the Proposal through allegations of the Company's association with countries that support terrorism, the Proponent's true motive, given the overwhelming body of documentation cited above, is a personal grievance. The Proposal is designed to result in a benefit to the Proponent and to further a personal interest which benefit or interest is not shared with the other security holders at large, and is therefore excludable under Rule 14a-8(i)(4). *See Southern Company* (March 19, 1990) (allowing the exclusion of a proposal requiring the company to form a shareholder committee to investigate complaints against management, the proponent of which was a disgruntled former employee who had raised numerous claims during the prior seven years and had sent the company more than 40 letters, faxes, requests, and proposals seeking redress for his personal grievance); *International Business Machines Corp.* (December 12, 2005) (allowing the exclusion of a proposal and affirming prospective relief after the same proponent who after unsuccessfully litigating his wrongful termination claim, submitted stockholder proposals 12 times in as many years relating to the same personal grievance over his termination).

In this case, just as the Staff noted in the 2002 No-Action Letter, the same Proponent is submitting a similar proposal based on the same personal grievance. Given the relatedness of DuPont and the Company as corporate entities, not to mention the Proponent's attempt to make them co-defendants, there is no valid reason to not apply the forward-looking relief granted in the 1995 No-Action Letter. Regardless of the applicability of any prior relief, however, for the foregoing reasons, the Company believes that the Proposal may be excluded from the 2008 Proxy Materials in accordance with Rule 14a-8(i)(4) because the Proposal relates to a personal grievance against the Company.

II. The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(1).

The Proposal calls for a shareholder vote directing the Board of Directors to establish a special committee. However, under the General Corporation Law of Delaware, the power to appoint a special committee of the board of directors is vested in the corporation's board. 8 Del. C. § 141(c)(2) states that the board has the power to "designate one or more committees, each committee to consist of one or more of the directors of the corporation."

The language of the Proposal is mandatory and not precatory, and, therefore, the Proposal is excludable under Rule 14a-8(i)(1) because it seeks to usurp the discretion of the Board of Directors in violation of Delaware law. Significantly, section G of Staff Legal Bulletin No. 14 states:

> "When drafting a proposal, shareholders should consider whether the proposal, if approved by shareholders, would be binding on the company. In our experience, we have found that proposals that are binding on the company face a much greater likelihood of being improper under state law and, therefore, excludable under rule 14a-8(i)(1)."

Moreover, the Staff has concurred on numerous occasions that binding proposals which usurp or infringe upon the statutory powers of a board of directors to establish committees are excludable. *See, e.g., Triple-S Management Corp.* (March 10, 2006) (the Staff permitted the registrant to exclude a proposal mandating that the board of directors establish a committee to revise the terms of contracts with service providers, unless the proponent recast the proposal as a recommendation or request); *Ford Motor Co.* (March 19, 2001) (the Staff permitted the registrant to exclude a proposal mandating that the board of directors establish a committee to evaluate and make recommendations regarding the potential conflicts of interest, unless the proponent recast the proposal as a recommendation or request); *UST, Inc.* (March 13, 2000) (the Staff permitted the registrant to exclude a proposal mandating that the board of directors establish an independent committee to investigate and report on the UST policies related to retail outlet product placement, unless the proponent recast the proposal as a recommendation or request); *RJR Nabisco Holding Corp.* (February 23, 1998) (the Staff permitted the registrant to exclude a proposal mandating that the board of directors establish an independent committee of auditors and independent directors to determine the company's direct or indirect involvement in cigarette smuggling and to report its findings to shareholders, unless the proponent recast the proposal as a recommendation or request).

An opinion of the Company's counsel in Delaware that confirms our view is attached to this letter as <u>Exhibit D</u>.

The Proposal is written in language which, if approved by shareholders, would be binding on ConocoPhillips' Board of Directors. Consequently, the Proposal should be excluded pursuant to Rule 14a-8(i)(1).

III. The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(3).

Under Rule 14a-8(i)(3), a shareholder proposal may be excluded if it violates any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements. The notes to Rule 14a-9 expressly prohibit material that "directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation."

The Staff has granted no-action relief in the past where a statement impugned the character, integrity or personal reputation of a company's directors and management without factual foundation. *See First Energy Corp.* (February 23, 2004) (instructing the proponent to delete "[c]ompany officials may, in fact, be funding groups and candidates whose agendas are antithetical to the interests of it, its shareholders and its stakeholders" based on the argument that the statement impugned the character and reputation of the company's board and executives); *General Electric Co.* (January 25, 2004) (instructing the proponent to delete statements based on the argument that the statement impugned the character of the company's board and management); *Honeywell Int'l, Inc.* (January 15, 2003) (directing the proponent to delete multiple statements from his proposal based on the company's argument that such statements impugned the character and integrity of the company's board).

Like the proposal in *First Energy Corp.*, the Proposal alleges improper, unethical and possibly illegal conduct and impugns the character and integrity of ConocoPhillips' directors and management. The Proposal states:

> "Since 1988, the Company has been involved with states that have sponsored terrorism that has resulted in the killing or maiming of tens of thousands of innocent people. Using the Company's political influence with the administrators of the federal agencies responsible for enforcing the anti-terrorism laws, Company officers have gained the benefits of these agencies turning a blind-eye to Company involvement with these rogue states. In exchange Company officers extended promises of Company involvement including, the transfer of financial and technological assets, as bait for surreptitious involvement that the federal agencies use as a cover for conducting espionage against these states. The failure of the Board of Directors to disclose the liabilities accruing to the Company's reputation and assets that arise from this surreptitious

> entanglement of the interests of politically motivated bureaucrats and shareholders is fraud against the shareholders."

Furthermore, the second WHEREAS clause of the Proposal alleges that "since 1988, the Company has repeatedly failed to fully disclose all Company involvement with" Libya and Iran. Like the statements quoted above, these allegations impugn the character and integrity of the Company's Board and management. Other statements in the Proposal that should be excludable under Rule 14a-8(i)(3) include the allegations that Petronas, an energy company based in Malaysia, and Lukoil, an energy company based in Russia, are "willing to act as intermediaries or surrogates for continuing Company involvement in Iran" and are engaged with the Company in a "scheme to transfer shareholder assets, including financial and technical assets, into Iran..."

These unsubstantiated allegations of management conspiracy and illicit association are like the allegations of management's funding of adverse groups that was found excludable in *First Energy Corp.* In both proposals, the proponent makes unsubstantiated allegations that the company's management has illicit associations with groups whose agendas are adverse to the company's shareholders, implying that the company's directors are unethical and have breached their fiduciary duties to the shareholders. As a result, like the allegations in *First Energy Corp.*, the allegations in the Proposal should be excluded.

In addition to excludable statements in the Proposal, the Proponent also directs shareholders to visit his website named Iran-Conoco-Affair.US. The home page of the site refers to the "Iran-Conoco Affair" as a "dirty rotten scandal". This site impugns the character and integrity of:

- the Company's Board and management,
- two of the judges presiding over the Proponent's litigation against the Company,
- the Proponent's former legal counsel, and
- senior government officials.

For example, the site includes a section called the "Rogues Gallery" which features photos of some of these individuals.

To ensure that shareholders are not misled by these false and misleading statements into believing that ConocoPhillips' directors and management are unethical and in breach of fiduciary duties, the Company believes that it may properly exclude the Proposal pursuant to Rule 14a-8(i)(3). The Company does not believe that these false statements can reasonably be expunged by editing because the Proposal is permeated by such statements. *See* Division of Corporate

Finance, Staff Legal Bulletin No. 14, July 13 2001, p. 20. However, in the alternative, the Company requests that the Proponent be required to omit or correct the various portions of the Proposal that are false and misleading. *See, e.g., First Energy Corp.*

CONCLUSION

Based upon the foregoing analysis, it is respectfully submitted that the Proposal may be omitted from ConocoPhillips' 2008 Proxy Materials. Your confirmation that the Staff will not recommend enforcement action if the Proposal is omitted from the 2008 Proxy Materials is respectfully requested.

If you have any questions, require further information, or wish to discuss this matter, please call me at 312-861-2181. My facsimile number for future correspondence is 312-861-2200.

Sincerely,

Keith S. Crow, P.C. /RDR

Keith S. Crow P.C.

Enclosures

cc: Roger K. Parsons
PMB 188
6850 North Shiloh Road, Suite K
Garland, Texas 75044-2981

Nathan P. Murphy
ConocoPhillips

LEGAL CLAIMS ASSIGNEE I, L.L.C.

PMB 188
6850 NORTH SHILOH ROAD, SUITE K
GARLAND, TEXAS 75044-2981
USA

TEL +1 972.414.6959
FAX +1 972.295.2776
eMAIL staff@iran-conoco-affair.us
WEB http://iran-conoco-affair.us

PLEASE DELIVER TO: Janet L. Kelly, Corporate Secretary
Office of the ConocoPhillips
Corporate Secretary
ConocoPhillips
600 North Dairy Ashford
Houston, Texas 77079

NOTE: RE: 2008 CONOCOPHILLIPS SHAREHOLDER PROPOSAL

FAX #: (281) 293-4111

PAGES: 4

DATE: November 27, 2007

Roger K. Parsons, Ph. D.
PMB 188
6850 NORTH SHILOH ROAD, SUITE K
GARLAND, TEXAS 75044-2981
TEL +1 972.414.6959
FAX +1 972.295.2776
eMAIL staff@iran-conoco-affair.us
WEB http://iran-conoco-affair.us

November 27, 2007

Janet L. Kelly, Corporate Secretary
Office of the ConocoPhillips Corporate Secretary
ConocoPhillips
600 North Dairy Ashford
Houston, Texas 77079
BY FACSIMILE TO: (281) 293-4111

RE: 2008 Shareholder Proposal for ConocoPhillips

Dear Ms Kelly:

Pursuant to the Securities and Exchange Act of 1934, §240.14a-8, as owner of 2,000 shares of ConocoPhillips ("Company") common stock, I submit the following proposal and statement for publication in the 2008 ConocoPhillips ("Company") proxy materials.

SHAREHOLDER PROPOSAL

WHEREAS, in 2001, the U.S. Securities and Exchange Commission ("Commission") held that registrant involvement with states that have sponsored terrorism is a legitimate concern of reasonable investors in making decisions to invest in a company, and

WHEREAS, since 1988, Company has repeatedly failed to fully disclose all Company involvement with the Great Socialist People's Libyan Arab Jamahiriya ("Libya") and the Islamic Republic of Iran ("Iran"), both states that the U.S. Department of State has identified as having sponsored terrorism.

RESOLVED, the Board of Directors: (1) shall establish a committee ("Special Committee") of non-employee members to oversee an investigation of Company involvement, since 1988, with states that have sponsored terrorism; and (2) shall provide sufficient funds for the Special Committee to hire an independent firm with experience in conducting internal investigations to serve as Special Counsel to Shareholders ("Special Counsel"). The Special Committee: (a) shall oversee a Special Counsel investigation of Company involvement with states, including Libya and Iran, that have sponsored terrorism, and including involvement that employed foreign corporate entities as surrogates for the Company involvement in these states such as Malaysia's Petronas and Russia's Lukoil; and (b) submit a full report on the Special Counsel investigation to the Board and publish a summary report on the Special Counsel investigation that complies with all Commission rules and regulations for review by investors before September 11, 2008.

SHAREHOLDER STATEMENT

Since 1988, the Company has been involved with states that have sponsored terrorism that has resulted in the killing or maiming of tens of thousands of innocent people. Using the Company's political influence with the administrators of the federal agencies responsible for enforcing antiterrorism laws, Company officers have gained the benefits of these agencies turning a blind-eye to Company involvement with these rogue states. In exchange, Company officers extended promises of Company involvement including, the transfer of financial and technological assets, as bait for surreptitious involvement that the federal agencies use as a cover for conducting espionage against these states. The failure of the Board of Directors to disclose the liabilities accruing to the Company's reputation and assets that arise from this surreptitious entanglement of the interests of politically motivated bureaucrats and shareholders is fraud against shareholders. (see http://Iran-Conoco-Affair.US/)

Since 1995, when the public leaned that the Company had used its foreign subsidiaries to conceal Company involvements with Iran, the Company began to enter into partnerships with foreign business entities that were willing to act as intermediaries or surrogates for continuing Company involvement with Iran. The Company continues to use this scheme to transfer shareholder assets, including financial and technical assets, into Iran through the Malaysian government controlled Petronas. More recently, the Company opened a new channel for involvement in Iran by buying a large stake in the so-called "privatized" Russian controlled Lukoil.

In 2003, Company officers successfully derailed a similar proposal that was submitted by Office of the Comptroller of the City of New York. In his letter on February 3, 2004, Executive Vice President and Chief Financial Officer John A. Carrig asserted to the Office of the Comptroller of the City of New York that:

> "ConocoPhillips will not approve business activities in sensitive countries unless it is convinced that it can do so legally and within the spirit of U.S. law."
>
> "I hope this satisfies your inquiry and will permit the Office of the Comptroller to withdraw its Shareholder Proposal and notify the SEC that it has done so."

Despite Mr. Carrig's assurances, the Company continued its involvement with Iran through Petronas or Lukoil.

This proposal will assure that what the Board of Directors and shareholders are apprised of all Company involvement with states that have sponsored terrorism and the liabilities that are accruing through these surreptitious activities.

Roger K. Parsons urges you to vote FOR this resolution.

Sincerely,

Roger K. Parsons

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

PUBLIC [illegible]

February 23, 2006

Tull R. Florey
Baker Botts L.L.P.
One Shell Plaza
910 Louisiana
Houston, Texas 77002-4995

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/23/2006

Re: ConcoPhillips
Incoming letter dated December 22, 2005

Dear Mr. Florey:

This is in response to your letter dated December 22, 2005 concerning the shareholder proposal submitted to ConocoPhillips by Roger K. Parsons. We also have received a letter from the proponent dated January 3, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: Roger K. Parsons
PMB 188
6850 North Shiloh Road, Suite K
Garland, Texas 75044-2981

February 23, 2006

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: ConocoPhillips
Incoming letter dated December 22, 2005

The proposal would require that the board investigate, independent of inhouse legal counsel, and report to shareholders all potential legal liabilities alleged by the proponent to have been omitted from the February 2002 prospectus titled "Proposed Merger of Conoco and Phillips."

There appears to be some basis for your view that ConocoPhillips may exclude the proposal under rule 14a-8(i)(7), as relating to ConocoPhillips' ordinary business operations (i.e., general legal compliance program). Accordingly, we will not recommend enforcement action to the Commission if ConocoPhillips omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which ConocoPhillips relies.

Sincerely,

Geoffrey M. Ossias
Attorney-Adviser

BAKER BOTTS LLP

ONE SHELL PLAZA
910 LOUISIANA
HOUSTON, TEXAS
77002-4995

TEL +1 713.229.1234
FAX +1 713.229.1522
www.bakerbotts.com

AUSTIN
DALLAS
DUBAI
HONG KONG
HOUSTON
LONDON
MOSCOW
NEW YORK
RIYADH
WASHINGTON

December 22, 2005

001349.0165

BY HAND

Tull R. Florey
TEL +1 713.229.1379
FAX +1 713.229.2779
tull.florey@bakerbotts.com

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal of Mr. Roger K. Parsons – Securities Exchange Act of 1934 – Rule 14a-8

Ladies and Gentlemen:

On behalf of ConocoPhillips, a Delaware corporation (the "Company"), and in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we are filing six copies of (1) this letter, (2) the proposal in the form of a proposed shareholder resolution and statement in support thereof (the "Proposal") submitted to the Company by Mr. Roger K. Parsons (the "Proponent") and (3) all correspondence between the Company and the Proponent relating to the Proposal. On November 29, 2005, the Company received a facsimile from the Proponent transmitting the Proposal and requesting its inclusion in the Company's proxy statement and form of proxy for the 2006 Annual Meeting of Stockholders (the "Proxy Materials"). For the Staff's convenience, we have also enclosed a copy of each of the no-action letters referred to herein. One copy of this letter, with copies of all enclosures, is being simultaneously sent to the Proponent.

On behalf of the Company, we hereby respectfully request your advice that the Division of Corporation Finance will not recommend any enforcement action to the United States Securities and Exchange Commission (the "Commission") if, in reliance on certain provisions of Rule 14a-8, the Company excludes the Proposal from the Proxy Materials.

Description of the Proposal

The Proposal requests that "The Board shall investigate, independent of in-house legal counsel, all potential legal liabilities that ConocoPhillips has inherited from Conoco but omitted from the February 2002 prospectus titled 'Proposed Merger of Conoco and Phillips.' The Board shall report to shareholders all potential legal liabilities omitted from the prospectus that would have a material impact on future financial statements or share value when these liabilities are realized or made public."

In addition, the Proposal contains the following statement in support:

"The Board relies upon in-house legal counsel for information on the potential legal liabilities reported to shareholders. However, in-house legal counsel have inherent conflicts in their role as lawyers who manage company legal defenses in lawsuits against the company, and in their role as the sole provider of information to the Board on the magnitude of potential legal liabilities the company faces.

The conflict has led in-house legal counsel to overestimate the strength of their defenses and underestimate the magnitude of the legal liabilities reported to the Board. This proposal seeks to have the Board, as the fiduciary of the shareholders, begin independently evaluating all potential legal liabilities against the company starting with the legal liabilities inherited from Conoco that were unreported by in-house legal counsel in the 2002 prospectus."

Bases for Exclusion

The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(4).

Rule 14a-8(i)(4) permits a company to omit a proposal from its proxy materials if it "relates to the redress of a personal claim or grievance against a company or any other person, or if it is designed to result in a benefit to [the proposal], or to further a personal interest, which is not shared by other shareholders at large." Under Rule 14a-8(c)(4), the predecessor to Rule 14a-8(i)(4), the Commission noted that even proposals presented in broad terms in an effort to suggest that they are of general interest to all shareholders may nevertheless be omitted from a proxy statement when prompted by personal concerns. Exchange Act Release No. 34-19135 (October 14, 1982). The Proposal, though not evident on its face, is designed solely for the benefit of the Proponent and relates to a long-standing and well-documented dispute with the Company, its predecessors and affiliates.

As discussed in detail below, the Proponent's personal grievance arises from a 1991 plane crash that killed his wife (the "1991 Plane Crash") and the litigation that followed. In 1991, E.I. du Pont de Nemours and Company ("DuPont") was the sole shareholder of Conoco Inc., the Company's predecessor. Since that time, the entities against which the Proponent bears a personal grievance have undergone changes in their corporate structures. In 1998, DuPont sold its stake in Conoco Inc. in a public offering. In 2002, Conoco Inc. and Phillips Petroleum Company ("Phillips") merged, forming the Company. Although the entities have changed, the grievance is the same, as demonstrated below.

Litigation

As described in *Parsons v. Turley*, 109 S.W.3d 804 (Tex. App—Dallas 2003), the plane that crashed in 1991, killing the Proponent's wife, herself an employee of Conoco Inc., was owned by DuPont, and Conoco Inc. was allegedly responsible for overseeing the health and physical competency of DuPont's pilots. Believing that the 1991 Plane Crash was a result of negligence by DuPont and Conoco Inc., the Proponent, represented by Mr. Windle Turley, filed suit against DuPont in Texas state court. Subsequently, that case was removed to federal court. In a separate action, the Proponent filed suit against Conoco Inc. in Texas state court and then attempted, unsuccessfully, to join both suits in federal court. *Id.*

In the federal court suit against DuPont, a jury entered a verdict in favor of the Proponent on his negligence and gross negligence claims, and awarded $4,750,000 in actual damages to the Proponent and $1 million to his wife's parents. However, the federal court sustained DuPont's motion for judgment as a matter of law on the jury's gross negligence findings, holding that the evidence was legally insufficient to support such a finding. In 1994, the federal court entered judgment awarding the Proponent only the actual damages found by the jury along with prejudgment interest, postjudgment interest and court costs. The Proponent appealed the court's gross negligence ruling, this time hiring a new lawyer to represent his case on appeal. *Id.* In 1996, the Fifth Circuit Court of Appeals affirmed the lower court's judgment. When DuPont refused to compound prejudgment interest in calculating damages as the Proponent had requested, the federal court again sided against the Proponent. The Proponent again appealed, and the Fifth Circuit again affirmed the lower court. *Id.*

Meanwhile, the Proponent's case against Conoco Inc. in Texas state court was far less successful. The trial court granted Conoco Inc.'s motion for summary judgment in 1994 and entered final judgment dismissing the Proponent's remaining claims the following year. The Proponent's motion for new trial was denied, and his appeal was dismissed for lack of jurisdiction. *Id.*

Following the seeming conclusion of these suits, the Proponent came to believe that Conoco Inc. had foreknowledge that the pilot of the plane had an alcohol problem. In 1998, based on this new belief, the Proponent sued Mr. Turley, his trial attorney, alleging, among other things, that Mr. Turley negligently failed (1) to discover and use the evidence of the pilot's alcohol problem and (2) to bring suit originally against both DuPont and Conoco Inc. in state court. The trial court granted Mr. Turley's motion for summary judgment in 1999, but as recently as 2004, the Proponent has been appealing this judgment without success. *See* Petition for Review, *Parsons v. Turley* (Tex. No. 03-0911, 2003) (pet. denied May 28, 2004).

Having failed in his attempts to resolve his claim against DuPont and Conoco Inc. through lawsuits, all of which arise from the 1991 Plane Crash, the Proponent has attempted to air this personal grievance through at least four shareholder proposals, countless correspondence, and other such actions, which are as set forth in greater detail in E.I. du Pont de Nemours and Company (January 31, 1995) (the "1995 No-Action Letter") and E.I. du Pont de Nemours and Company (January 22, 2002) (the "2002 No-Action Letter"):

Proponent's prior shareholder actions

- **Shareholder Proposal #1.** On February 28, 1992, the Proponent sent by facsimile transmission a letter to DuPont's Director of Stockholder Relations advising that he would introduce a proposal ("Proposal #1") at DuPont's 1992 Annual Meeting. DuPont's Corporate Secretary contacted the Proponent by phone to advise him that the proposal had not been timely filed and the Proponent agreed to treat the proposal as being submitted for the 1993 Annual Meeting. The Proponent also indicated his intent to speak at the 1992 Annual Meeting concerning management of DuPont's aviation operations.

- **1992 Letter to Directors.** On March 16, 1992, the Proponent sent a letter to individual members of DuPont's Board of Directors with Proposal #1 attached. In his letter, the Proponent refers to "management problems in the aviation operation," his "great personal interest in seeing these problems resolved" and reiterates his intent to raise his concerns at the 1992 Annual Meeting.

- **1992 Letter to Shareholders.** On April 29, 1992, the day of DuPont's 1992 Annual Meeting, without DuPont's prior knowledge, the Proponent distributed a printed letter addressed to "Fellow Shareholders," explaining his "great personal interest" in "safety problems in the management of DuPont's aviation operation" with an attached pre-addressed card that could be torn off and mailed to DuPont's Chairman and CEO. The same material was distributed at the National Business Aircraft Association Meeting in Dallas during the week of September 14, 1992.

- **1992 Annual Meeting.** The Proponent addressed DuPont's 1992 Annual Meeting concerning "a serious safety problem in the management of our company's aviation operations" and acknowledged his "great interest in this matter."

- **1993 Letter to Directors.** On March 12, 1993, the Proponent sent a detailed letter to individual members of DuPont's Board of Directors relating to the 1991 Plane Crash involvement in the investigation of the 1991 Plane Crash: "Ann Parsons, my wife, was killed in the DuPont crash; therefore, I am committed to a thorough investigation."

- **1993 Annual Meeting.** The Proponent addressed DuPont's 1993 Annual Meeting concerning his desire for a thorough investigation of the 1991 Plane Crash and acknowledged his personal interest in the matter. The Proponent also made repeated efforts to inject comments concerning the related litigation and investigation.

- **1993 Letter to Shareholders.** The Proponent distributed a printed letter to shareholders containing allegations about DuPont and Conoco Inc. and their role in the 1991 Plane Crash. This letter included a pre-addressed response card that could be torn off and mailed to DuPont's directors. The same material was distributed at the National Business Aircraft Association convention in Atlanta during the week of September 20, 1993.

- **Shareholder Proposal #2.** On November 4, 1993, the Proponent sent by facsimile transmission a proposal ("Proposal #2") relating to the investigation of the 1991 Plane Crash and the election to office of two members of DuPont's Board of Directors for consideration at DuPont's 1994 Annual Meeting. DuPont requested a no-action letter regarding Proposal #2. The Staff concurred that Proposal #2 related to a personal claim and could be omitted pursuant to Rule 14a-8(c)(4). E.I. du Pont de Nemours and Company (available February 9, 1994).

- **1994 Annual Meeting.** The Proponent addressed DuPont's 1994 Annual Meeting on April 27, 1994, concerning alleged "threatening" practices in DuPont's aviations operations and referenced the 1991 Plane Crash.

- **Shareholder Proposal #3.** On November 18, 1994, the Proponent sent by facsimile transmission to DuPont a proposal ("Proposal #3"), that called for DuPont to issue a report on its activities in Malaysia in connection with the 1991 Plane Crash. DuPont requested a no-action letter regarding Proposal #3. The Staff concurred that Proposal #3 related to a personal claim and could be omitted pursuant to Rule 14a-8(c)(4). *See* 1995 No-Action Letter. Moreover, the Staff granted forward-looking relief relating to any subsequent proposals by the Proponent relating to this personal grievance: ***"This response shall also apply to any future submissions to the Company of a same or similar proposal by the same proponent.*** *The Company's statement under rule 14a-8(d) shall be deemed by the staff to satisfy the Company's future obligations under rule 14a-8(d) with respect to the same or similar proposals submitted by the same proponent." Id.* (emphasis added).

- **Shareholder Proposal #4.** On February 1, 2001, the Proponent sent by facsimile transmission to DuPont a proposal ("Proposal #4") that called for DuPont to contract "an independent safety auditing firm to investigate the deaths of all DuPont employees killed while working on company business during the past ten years." DuPont requested a no-action letter regarding Proposal #4, and the Staff responded: "Noting that the proposal appears to be similar to the same proponent's proposal in E.I. DuPont de Nemours and Company (available January 31, 1995), we believe that the forward-looking relief that we provided in that earlier response is sufficient to address his recent proposal. Accordingly, we believe that a specific no-action response is unnecessary." *See* 2002 No-Action Letter.

It is apparent, given the numerous similar proposals, lawsuits, correspondence and other actions taken by the Proponent, that the "potential liabilities inherited from Conoco" refer to the alleged liability arising from the 1991 Plane Crash. As result of his failure to resolve his personal grievance either in court or through his actions against the Company's former parent, predecessor and affiliate, which have been prospectively precluded by the Staff, it seems clear that the Proponent is now seeking satisfaction by way of the Proposal. It is no coincidence that the Proponent calls for the Board to investigate unreported liabilities in the 2002 prospectus, as this is the first filing of the Company that would have included information related to the 1991 Plane Crash, had any such information been material to the merger proposed therein.

The Staff has consistently taken the position that shareowner proposals relating to litigation in which a proponent holds a personal interest may be omitted from a company's proxy statement under Rule 14a-8(i)(4). *See, e.g.*, Schlumberger Ltd. (available August 27, 1999) (proposal followed conclusion of litigation on the same subject as the proposal); Unocal Corp. (March 15, 1999) (same); Burlington Northern Santa Fe Corp. (available February 5, 1999) (proposals followed litigation, grievances and harassment by former employee); General Electric Company (available January 20, 1995) (proposal by a group of former GE employees seeking discontinuance of company's opposition to a pending lawsuit in which they had an interest); Xerox Corp. (available November 17, 1988 and March 2, 1990) (proposals seeking appointment of an outside consultant to investigate Xerox's conduct in an EEOC investigation and related litigation arising out of the proponent's termination of employment).

Although the Proponent attempts to conceal this personally beneficial nature of the Proposal by reference to the issue of the proper role of in-house counsel (a false and misleading reference, as discussed below), the Proponent's true motive, given the overwhelming body of documentation cited above, is a personal grievance, designed to result in a benefit to the proponent and to further a personal interest, which benefit or interest is not shared with the other security holders at large, and is therefore excludable under Rule 14a-8(i)(4). *See* Southern Company (available March 19, 1990) (allowing the exclusion of a proposal requiring the company to form a shareholder committee to investigate complaints against management, the proponent of which was a disgruntled former employee who had raised numerous claims during the prior seven years and had sent the company more than 40 letters, faxes, requests, and proposals seeking redress for his personal grievance); International Business Machines Corp. (available December 12, 2005) (allowing the exclusion of a proposal and affirming prospective relief after the same proponent, who after unsuccessfully litigating his wrongful termination claim, submitted stockholder proposals 12 times in as many years relating to the same personal grievance over his termination).

In this case, just as the Staff noted in the 2002 No-Action Letter, the same Proponent is submitting a similar proposal based on the same personal grievance. Given the relatedness of DuPont and the Company as corporate entities, not to mention the Proponent's attempt to make them co-defendants, there is no valid reason to disapply the forward-looking relief granted in the 1995 No-Action Letter. Regardless of the applicability of any prior relief, however, for the foregoing reasons, the Company believes that the Proposal may be excluded from the Proxy Materials in accordance with Rule 14a-8(i)(4) because the Proposal relates to a personal grievance against the Company.

The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(10).

Under Rule 14a-8(i)(10), a shareholder proposal may be excluded if a company has already substantially implemented the proposal. According to the Commission, this provision "is designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 34-12598 (July 7, 1976) (the "1976 Release"). The Staff has stated that "a determination that the company has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal."

Texaco, Inc. (available March 28, 1991). Consequently, a shareholder proposal does not have to be implemented exactly as proposed; it merely needs to be "substantially implemented." *Id.*

The Company has implemented controls and other procedures that are designed to ensure that information required to be disclosed in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms. These disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. These controls and procedures are designed to ensure that any material "omission" in the Company's periodic reports of the type referred to in the Proposal does not occur.

The subject matter of the Proposal — the Company's evaluation and disclosure of material liabilities — is monitored by the Company's senior management and the Audit Committee of the Board of Directors. The Company maintains accounting systems and internal accounting controls designed to provide reasonable assurance that assets are safeguarded and transactions are executed in accordance with the Company's authorizations, and that transactions are recorded as necessary to permit the preparation of financial statements in conformity with generally accepted accounting principles. The accounting systems and internal accounting controls are supported by written policies and procedures, by the selection and training of qualified personnel and by an internal audit program. In addition, the Company's code of business conduct requires employees to discharge their responsibilities in conformity with the law and a high standard of business conduct. The Company's independent registered public accounting firm audits the Company's financial statements in accordance with generally accepted auditing standards and would be required to call to the Company's attention any material undisclosed liabilities of the type referred to in the Proposal.

Accordingly, through the operation of the Company's disclosure controls and procedures and its internal controls, the "investigation" the Proponent seeks into the Company's assessment and disclosure practices has already been substantially implemented. For these reasons, the Company believes that the Proposal may be excluded from the Proxy Materials in accordance with Rule 14a-8(i)(10). *See, e.g.*, Columbia/HCA Healthcare Corp. (available February 18, 1998) (proposal substantially implemented because company had in place a committee charged with investigating fraud); The Limited, Inc. (available March 15, 1996) (proposal substantially implemented because company had compliance program for foreign supplier standards); Louisiana-Pacific Corp. (available March 18, 1994) (proposal to conduct internal investigation on potential environmental violations substantially implemented because company had established committee to investigate environmental law compliance).

The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(7).

Rule 14a-8(i)(7) allows a company to omit a shareholder proposal that relates to the ordinary business operations of the company. One of the key policy considerations underlying the Rule is the "degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies." Exchange Act Release No. 34-40018 (May 28, 1998) (the "1998 Release").

While recent high-profile corporate scandals have raised public consciousness of the financial accounting and disclosure process, the responsibility for overseeing this process is a complex task, which shareowners, as a group, are not in a position to make an informed judgment, having left the implementation of these complex procedures to their elected Board. Indeed, the Staff has repeatedly held that proposals relating to accounting and disclosure decisions and presentations are excludable under Rule 14a-8(i)(7) as matters involving the ordinary business operations of a company. *See, e.g.*, Johnson Controls, Inc. (available October 26, 1999); The Travelers Group, Inc. (available March 13, 1998); LTV Corp. (available November 25, 1998); General Electric Company (available January 28, 1997); American Telephone & Telegraph Company (available January 29, 1993); American Stores Company (available April 7, 1992); Pacific Gas & Electric Co. (available December 13, 1989); General Motors Corp. (available March 10, 1989); Minnesota Mining & Manufacturing Co. (available March 23, 1988).

The fact that the Proposal does not seek to discard existing disclosure requirements does not save it from the exclusionary reach of Rule 14a-8(i)(7). Although the Proposal seeks what appears to be a simple request to merely "investigate" any potential liabilities inherited from Conoco rather than demanding the implementation of an entirely new process of disclosure, Rule 14a-8(i)(7) has long been interpreted to exclude proposals seeking special investigations, reviews or reports on a given matter. In its 1983 release, the Commission stated that, henceforth, "the staff will consider whether the subject matter of the special report . . . involves a matter of ordinary business; where it does, the proposal will be excludable under Rule 14a-8(c)(7)." Exchange Act Release No. 34-20091 (August 16, 1983); *see also* Kmart Corp. (available February 24, 1999); Johnson Controls, Inc. (available October 26, 1999). This Rule continues to apply following the publication of Staff Legal Bulletin No. 14C (CF) (June 28, 2005), which did not significantly alter the analysis of ordinary business exclusions not involving important social concerns.

Moreover, as an independent ground for exclusion under Rule 14a-8(i)(7), the Staff has consistently permitted companies to exclude proposals related to the "general conduct of a legal compliance program." *See, e.g.*, Monsanto Corp. (available November 3, 2005) ("There appears to be some basis for your view that Monsanto may exclude the proposal under rule 14a-8(i)(7) as relating to its ordinary business operations (i.e., general conduct of a legal compliance program)."); Associates First Capital Corp. (available February 23, 1999) (proposal to form a committee to investigate possible improper lending practices); United HealthCare Corp. (available February 26, 1998) (proposal to form a committee to investigate potential healthcare fraud). As in the cases above, the Proponent has requested that the Company take measures that are inherently related to the general conduct of a legal compliance program. As such, the Proposal may similarly be excluded under Rule 14a-8(i)(7).

The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(3).

Under Rule 14a-8(i)(3), a shareholder proposal may be excluded if violates any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements. The notes to Rule 14a-9 expressly prohibit material that directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation.

The Proposal impugns the character of the Company's in-house counsel by suggesting that they would conceal from the Board material liabilities of the Company. The Proponent also suggests that in-house counsel are incompetent in evaluating the merits of litigation involving the Company and the risks associated therewith. The Proponent has no basis for these derogatory assertions, rendering the Proposal false and misleading under Rule 14a-9. *See* Idacorp, Inc. (available January 9, 2001) (allowing the exclusion of a proposal stating that potential merger partners were in a conspiracy to deceive shareholders).

To ensure that shareholders are not misled by these false and misleading statements into believing that in-house counsel is both inherently conflicted and incompetent, and to defend the integrity of the Company's employees against unsubstantiated attack, the Company believes that it may properly exclude the Proposal under Rule 14a-8(i)(3).

Conclusion

For the foregoing reasons, the Company respectfully requests your advice that the Division of Corporation Finance will not recommend any enforcement action to the Commission if the Company excludes the Proposal from the Proxy Materials. The Company presently intends to file its definitive Proxy Materials for the 2006 Annual Meeting with the Commission on or about March 21, 2006.

If the Staff has any questions with respect to the foregoing, or if additional information is required in support of the Company's position, please call the undersigned at (713) 229-1379.

Please acknowledge receipt of this letter and the enclosure by date-stamping the enclosed copy of this letter and returning it to our waiting messenger.

Very truly yours,

BAKER BOTTS L.L.P.

By: [signature]
Tull R. Florey

cc: Mr. Roger K. Parsons (by FedEx)
Elizabeth A. Cook
ConocoPhillips

ROGER K. PARSONS

SUITE K-168
5850 NORTH SHILOH ROAD
GARLAND, TEXAS 75044
USA

TELEPHONE – (214) 649-8059

FACSIMILE – (972) 295-2776

CONFIDENTIALITY NOTICE

PLEASE DELIVER TO:

E. Julia Lambeth, Corporate Secretary
ConocoPhillips
600 North Dairy Ashford
Houston, Texas 77079

NOTE:

DATE: November 29, 2005

FACSIMILE NUMBER(S): (281) 293-4111

PAGES (INCLUDING COVER SHEET): 3

Roger K. Parsons
PMB 189
6850 North Shiloh Road, Suite K
Garland, Texas 75044-2981
Telephone: (972) 414-6059
Facsimile: (972) 295-2776

November 29, 2005

E. Julia Lambeth, Corporate Secretary
ConocoPhillips
600 North Dairy Ashford
Houston, Texas 77079

BY FACSIMILE TO: (281) 293-4111

RE: 2006 Shareholder Proposal

Dear Ms Lambeth:

Pursuant to the Securities and Exchange Act of 1934, §240.14a-8, please publish the following shareholder proposal and statement in the 2006 Proxy Statement for ConocoPhillips.

SHAREHOLDER PROPOSAL

The Board shall investigate, independent of inhouse legal counsel, all potential legal liabilities that ConocoPhillips inherited from Conoco but omitted from the February 2002 prospectus titled "Proposed Merger of Conoco and Phillips." The Board shall report to shareholders all potential legal liabilities omitted from the prospectus that would have a material impact on future financial statements or share value when the liabilities are realized or made public.

Shareholder Statement

The Board relies upon inhouse legal counsel for information on the potential legal liabilities reported to shareholders. However, inhouse legal counsel have inherent conflicts in their role as lawyers who manage company legal defenses in lawsuits against the company, and in their role as the sole provider of information to the Board on the magnitude of potential legal liabilities that the company faces.

The conflict has lead inhouse legal counsel to overestimate the strength of their defenses and underestimate the magnitude of the legal liabilities reported to the Board. This proposal seeks to have the Board, as the fiduciary of shareholders, begin independently evaluating all potential legal liabilities against the company starting with the legal liabilities inherited from Conoco that were unreported by inhouse legal counsel in the 2002 prospectus.

Sincerely,

Roger Parsons
Independent Administrator of the Estate of Ann Kartsotis Parsons

cc James J. Mulva, Chairman of the Board
Norman R. Augustine, Director
Larry D. Horner, Director
Charles C. Krulak, Director
Richard H. Auchinleck, Director
William K. Reilly, Director
Victoria J. Tschinkel, Director
Kathryn C. Turner, Director
James E. Copeland, Jr., Director
Kenneth M. Duberstein, Director
Ruth R. Harkin, Director
William R. Rhodes, Director
J. Stapleton Roy, Director
Frank A. McPherson, Director

The miracles of science™

Roger K. Parsons
PMB 188
6850 North Shiloh Road, Suite K
Garland, Texas 75044-2981
Telephone: (972) 414-6959
Facsimile: (972) 295-2776

January 3, 2006

RECEIVED
2006 JAN -4 PM 2:40
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE: ConocoPhillips Shareholder Proposal for 2006

Ladies and Gentlemen:

I write in opposition to the December 22, 2005, request from attorney Mr. Tull R. Florey with Baker Botts LLP to recommend that the Securities and Exchange Commission (the "Commission") take no enforcement action if ConocoPhillips (the "Company") excludes my shareholder proposal from the Company's 2006 Proxy Materials.

The Proposal and Supporting Statement

Attached as Exhibit A is a copy of my correspondence to ConocoPhillips Corporate Secretary E. Julia Lambeth requesting that the Company shareholder proposal ("Proposal") therein be published in the Company's 2006 Proxy Materials.

Attached as Exhibit B is a copy of my July 16, 2002, correspondence to the Commission complaining about material omissions from the prospectus entitled "Proposed Merger of Conoco and Phillips" ("Prospectus"). This correspondence was copied and delivered to Phillips Chairman, now ConocoPhillips Chairman, James J. Mulva on the same day. The document is evidence of the Company's guilty knowledge (scienter) of unreported material legal liabilities that the Company was inheriting from Conoco if the merger occurred.[1]

Attached as Exhibit C is a copy of the FACTS section for a fraud upon the court case[2] in which the Company will be a defendant. Because the facts recited here show at least three instances of criminal fraud against US and Malaysian federal agencies that investigated the plane crash that Mr. Florey discusses in his letter, the matter was referred to the US Department of Justice and the Attorney General Chambers of Malaysia for their review and action.

1. Mr. Florey omitted this correspondence in his December 22, 2005, filing. However, Mr. Florey falsely states in his letter to the Commission that he was including "...all correspondence between the Company and the Proponent relating to the Proposal."
2. Pursuant to Federal Rules of Civil Procedure, Rule 60(b).

The conspiracy to violate the US sanctions law discussed in article "The Iran-Conoco Affair" attached to my July 16, 2002, correspondence to the Commission is one of many efforts by the Company over the past fifteen years to circumvent presidential executive orders and federal statutes to profit from the vast oil reserves of Iran.[3] Following the September 11, 2001, terrorist attacks against the United States, Iran has made public its long-term intentions to develop or obtain weapons of mass destruction. If Iran or its surrogates ever used one of these weapon of mass destruction against citizens of the United States, then legal liabilities that the Company would face for Conoco having financially enabled an enemy of the United States would be incalculable.

The inclusion of this detailed recitation of facts here is necessary to correct the errors and omissions in Mr. Florey's recitation of the facts, and to rebut Mr. Florey's false assertions that the facts demonstrate that the Proposal relates to my personal interests that are *not shared by other shareholders*, and that the Proposal impugns the character, integrity or reputation, or makes charges concerning improper, illegal or immoral conduct or associations of in-house legal counsel *without factual foundation*. To the contrary, the facts demonstrate that the Proposal relates to the interests of all citizens of the United States, including Company shareholders.

__Bases for Enforcement Action Against ConocoPhillips__

The Proposal Is Not Excludable Pursuant to Rule 14a-8(i)(4).

The proposal does not relate to the redress of a personal claim or grievance against the Company or any other person, nor is it designed to result in a benefit to me or to further a personal interest, which is not shared by other shareholders at large.

Because Mr. Florey can not distort the language of the Proposal into any form that could be construed as the "...same or similar..." to the language of any proposal referred to in the 1995 No-Action Letter,

---

3. In July 2004, the US Energy Information Agency reported as follows.

"In September 2000, the U.S. Treasury Department announced that it was investigating Conoco to determine whether or not the company had violated U.S. sanctions in helping to analyze information on the field collected by the National Iranian Oil Company (NIOC) regarding the enormous, 26-billion-barrel Azadegan oilfield (the largest oil discovery in Iran in many years)."

Mr. Florey designs his lengthy argument on this issue to begin with an unproven claim that "[t]he Proposal, although not evident on its face, is *designed* solely to benefit of the Proponent..." (See Page 2.). For four pages Mr. Florey fails to provide any evidence of this claim, because none exists. Then on Page 6, Mr. Florey's motivation for this design of his argument becomes clear. Mr. Florey claims that the Company is the beneficiary of the 1995 No-Action Letter that was granted DuPont and states that the Commission's "...response shall also apply to any future submissions to *the Company* of a *same or similar proposal* by the same proponent." (emphasis added) However, the "Company" referred to in the 1995 No-Action Letter is not the "Company" that Mr. Florey represents, it is DuPont, then and now a distinct corporate entity from the Company.[4]

All shareholders have a personal interest in the money that they invest in the Company. When both my wife and I were employees of the Company we also had interests in the day-to-day management of the Company that most shareholders do not share. Specifically, after the plane crash discussed in Exhibit C, I had a interest in my own safety flying on planes that the Company operated; and I, individually and as the administrator of my wife's estate, had a interest and responsibility to recover all damages allowed under law.

The Company fired me in February 1992, thereby ending my interest in the day-to-day management of the Company; and all litigation to recover damages arising from my wife's death were concluded with the Fifth Circuit Court of Appeals mandate in the second appeal of *Parsons v. DuPont* on December 31, 1998.[5] Consequently there is no foundation for Mr. Florey's claim that the Proposal is "designed" to benefit me in these long-concluded legal disputes, or that I am airing a personal grievances in the Proposal.[6]

---

4. In the last paragraph of his section on this issue Mr. Florey states that "...the relatedness of DuPont and the Company as corporate entities..." gives the Company a claim to the benefits of the 1995 No-Action Letter. If this relatedness is as this strong as Mr. Florey asserts, then the Company should also declare the material liabilities for frauds that DuPont incurred in the shareholder derivative litigation against DuPont for failing to report material liabilities created by the corporate legal department shared by DuPont and Conoco until 1998, and arising from DuPont/Conoco lawyers' defrauding courts in the infamous Benlate cases. (See Exhibit C.)
5. As described in Exhibit C and by Mr. Florey in his December 22, 2005 letter to the Commission, the litigation against the Company ended more than ten years ago in 1995.

The Proposal Is Not Excludable Pursuant to Rule 14(a)-8(i)(10).

The Company has failed to substantially implement the proposal. Although there are policies and procedures in place to detect the problems that the Proposal seeks to expose; Mr. Mulva, apparently motivated by his own job security, continues to conceal from shareholders the information he was provided on July 16, 2002.

The Company's former sole shareholder, DuPont, also had controls in place to make sure that material liabilities were reported to shareholders and prospective shareholders. However, DuPont's Board and in-house lawyers subverted these controls. When their fraud was eventually uncovered in September 1995, shareholders successfully prosecuted a securities fraud class action case in a federal district court in Florida against DuPont and the Board for inflating the price of DuPont's stock between June 19, 1993, and January 27, 1995, by making false representations to shareholders and prospective shareholders about the material legal liabilities that DuPont incurred from incompetent and illegal tactics designed by in-house legal counsel for the multi-billion dollar Benlate litigation.

The Proposal seeks to have the Board demonstrate to shareholders that the Company has not inherited the bad habits of DuPont's Board and in-house legal counsel. As the DuPont securities fraud case reveals, directors and lawyers responsible for overseeing the enforcement of corporate controls do not report legal liabilities that they have created for the company to shareholders.

The Proposal Is Not Excludable Pursuant to Rule 14(a)-8(i)(7).

The Proposal does not relate to the ordinary business operations of the Company. The Company is an diversified oil and gas company. Shareholders need to be immediately advised if the Company is now claiming that the fraud and malfeasance that the Proposal will have the Board investigate is part of ordinary business operations.

---

6. In fact, it is Mr. Florey who has used his letter to the Commission as a vehicle for airing the grievances of the Company's former sole shareholder, E. I. du Pont de Nemours and Company ("DuPont"). Florey complains about lawsuits and "...at least four shareholder proposals, countless correspondence, and other such actions...", including a shareholder with the nerve to actually speak at a meeting of shareholders'. It appears that the Company hired Mr. Florey, at shareholder expense, to gain Commission sympathy for the terrible abuses that the Company has suffered at the hands of one shareholder. Mr. Florey has my sympathy.

The Proposal Is Not Excludable Pursuant to Rule 14(a)-8(i)(3).

The Proposal does not make any false or misleading statements. The attached Facts (Exhibit C) support any suggestions derived from the Proposal that directly or indirectly impugn the character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct.

The material legal liabilities of the Company must be reported to shareholders, even if these revelations are embarrassing, or expose gross mismanagement and/or malfeasance by senior management.

Conclusion

The Proposal gives shareholders an opportunity to direct their Board to investigate and report on material legal liabilities that Mr. Mulva and in-house lawyers know about and have withheld from shareholders at large. All shareholders have a right to read the Proposal and cast an informed vote for or against it.

I respectfully request that the Division of Corporation Finance recommend that the Commission take all necessary enforcement action to assure that the Company publish the Proposal in its filing of the definitive Proxy Materials for the 2006 Annual Meeting that is to take place on or about March 21, 2006.

If the Staff has any questions with respect to the Proposal or this correspondence, or the Commission's investigation of my complaint filed in July 16, 2002, please call me at (214) 649-8059.

Sincerely,

Roger Parsons

Attachments
Exhibit A -- RE: 2006 Shareholder Proposal (2 pages)
Exhibit B -- RE: "Proposed Merger of Conoco and Philips" (8 pages)
Exhibit C -- FACTS (35 pages)

4R

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

January 22, 2002

Peter C. Mester
Assistant Secretary and
Corporate Counsel
DuPont Legal
Wilmington, DE 19898

Act 1934
Section
Rule 14A-8
Public
Availability 1/22/2002

Re: E.I. DuPont de Nemours and Company
Incoming letter dated December 14, 2001

Dear Mr. Mester

This is in response to your letter of December 14, 2001 concerning a shareholder proposal submitted to the Company by Mr. Roger Parsons. Noting that the proposal appears to be similar to the same proponent's proposal in E.I. DuPont de Nemours and Company (January 31, 1995), we believe that the forward-looking relief that we provided in that earlier response is sufficient to address his recent proposal. Accordingly, we believe that a specific no-action response is unnecessary.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Associate Director (Legal)

cc: Mr. Roger Parsons
Suite 114-414
7602 North Jupiter Road
Garland, Texas 75044-2082

Peter C. Mester
DuPont Legal
Wilmington, DE 19898
Tel. (302) 774-6445
Fax. (302) 773-5176

December 14, 2001

United States Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Office of the Chief Counsel
Division of Corporation Finance
Mail Stop 0402, Room 4012

Re: DuPont Shareholder Proposal of Roger Parsons

Ladies and Gentleman:

Pursuant to SEC Rule 14a-8 (j) and the January 31, 1995 response ("1995 No Action Grant") of the SEC's Office of Chief Counsel of the Division of Corporate Finance to the no-action request of E. I. du Pont de Nemours and Company (DuPont), this constitutes notice that DuPont will exclude from its 2002 Proxy Statement a shareholder proposal of Roger Parsons. Mr. Parsons' proposal, which is attached here as Attachment A, seeks an investigation of the cause of death of all employees killed while working on company business in the past 10 years. Mr. Parsons' proposal, however, as the SEC staff prospectively ruled in the 1995 No Action Grant, relates to the redress of a personal claim or grievance or is designed to result in a benefit to the proponent or to further a personal interest, which benefit or interest is not shared with the other security holders at large.

In the 1995 No Action Grant, in connection with another proposal by Mr. Parsons that sought a report on DuPont's activities surrounding a 1991 fatal crash of an aircraft owned by Conoco, DuPont's then wholly-owned subsidiary (the fatalities included Mr. Parsons's wife), the SEC staff granted DuPont's request for no-action to exclude the proposal. That earlier proposal had been the latest in a series of actions by the proponent, including other shareholder proposals, litigation, correspondence and remarks at DuPont's annual shareholders' meeting, concerning the 1991 airplane crash. The SEC staff's response stated that it "shall also apply to any future submissions to the Company of a same or similar proposal by the same proponent", and that DuPont's "statement under rule 14a-8(d) shall be deemed by the staff to satisfy [DuPont's] future obligations under rule 14a-8(d) with respect to the same or similar proposals submitted by the same proponent." The 1995 No Action Grant is attached as Attachment B.

Mr. Parsons's current proposal arises out of the same event as the first, seeks essentially the same relief, and comes from the same proponent. Therefore it is subject to the SEC's prospective 1995 No Action Grant.

Very truly yours,

Peter C. Mester

Peter C. Mester
Assistant Secretary and
Corporate Counsel

Attachments
Six copies enclosed w/attachments
cc: Mr. Roger Parsons (w/attachments)

ATTACHMENT "A"

Roger K. Parsons
PMB 414
7602 North Jupiter Road, Suite 114
Garland, Texas 75044-2082
Telephone: (972) 414-6959
Facsimile: (972) 295-2776

February 26, 2001

Mary E. Bowler, Corporate Counsel and Assistant Secretary
E. I. du Pont de Nemours and Company
1007 Market Street
Wilmington, Delaware 19898
BY FACSIMILE TO: (302) 773-3423

RE: OCCUPATIONAL HOMOCIDES AT DUPONT

Dear Ms Bowler:

Pursuant to the Securities and Exchange Act of 1934, §240.14a-8, please publish the following stockholder proposal and statement in the 2002 E. I. du Pont de Nemours and Company Proxy Statement.

STOCKHOLDER PROPOSAL ON OCCUPATIONAL HOMOCIDES AT DUPONT

RESOLVED, the Board of Directors, in its next scheduled meeting, shall make, consider and vote upon a motion to contract an independent safety auditing firm to investigate the causes of death of all DuPont employees killed while working on company business during the past ten years. After voting on the motion, the Board of Directors shall direct that the motion, as voted upon, and each directors' vote be published in the *News Releases* section of the DuPont on-line publication no more than one week after the vote.

Stockholder's Statement

Between 1980 and 1989, approximately 7,600 deaths in the US. were attributed to occupational homicide. This was 12% of all deaths from injury in the workplace during that period. Over the past ten years, DuPont management purposefully reported more than ten on-job homicides as "accidental" deaths. The Board of Directors must act to prevent DuPont's lawyers from continuing these self-serving frauds upon DuPont stockholders and employees.

To make an informed vote for or against the men and women who DuPont management will ask stockholders to elect as directors, stockholders need to know how each director votes on this important issue of employee health and safety.

If you AGREE, please mark your proxy FOR this resolution.

I have continuously owned DuPont common stock valued at more than $2,000.00 for more than one year, and I will continue to own that stock until the 2002 annual meeting of DuPont stockholders.

Sincerely,

R Parsons

Roger Parsons
Independent Administrator of the Estate of Ann Kartsotis Parsons

cc Louise B. Lancaster, DuPont Corporate Secretary
Alain J. P. Belda, DuPont Director
Curtis J. Crawford, DuPont Director
Louisa C. Duemling, DuPont Director
Edward B. du Pont, DuPont Director
Charles O. Holliday, Jr., DuPont Director
Deborah C. Hopkins, DuPont Director
Lois D. Juliber, DuPont Director
Goran Lindahl, DuPont Director
Masahisa Naitoh, DuPont Director
William K. Reilly, DuPont Director
H. Rodney Sharp III, DuPont Director
Charles M. Vest, DuPont Director
Stanford I. Weill, DuPont Director

Roger K. Parsons

PMB 414

7602 North Jupiter Road, Suite 114

Garland, Texas 75044-2082

Telephone: (972) 414-5959

Facsimile: (972) 295-2776

January 3, 2002

United States Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Office of Chief Counsel
Division of Corporation Finance
Mail Stop 0402, Room 4012

RE: DuPont Shareholder Proposal of Roger Parsons

Ladies and Gentlemen:

I write to advise your office of a gross misrepresentation made in the December 14, 2001 letter to your office by Peter C. Mester, a lawyer employee by E. I. du Pont de Nemours and Company (DuPont). Mester's letter notifies your office that DuPont intends to exclude my stockholder proposal from the company's 2002 Proxy Statement.[1] Mester falsely claims that DuPont's action is justified pursuant to the January 31, 1995 response ("1995 No Action Grant") by your office regarding a totally different and dissimilar stockholder proposal.

With *scienter*, Mester concludes that the SEC allows the exclusion of my proposal from the DuPont 2002 Proxy Statement because "...the current proposal arises out of the same event as the... [November 1994 proposal], seeks essentially the same relief, and comes from the same proponent... [t]herefore, it is subject to the SEC's prospective 1995 No Action Grant."

To construct the erroneous conclusion sought by his employer, Mester makes the following claim in the first paragraph of his letter: "Mr. Parsons' proposal, however, as the SEC staff prospectively ruled in the 1995 No Action Grant, relates to the redress of a personal claim or grievance or is designed to result in a benefit to the proponent or to further a personal interest, which benefit or interest is not shared with the other security holders at large."

Mester fails to point to any part of my stockholder proposal that (a) "...relates to the redress of a personal claim or grievance...", (b) "...is designed to result in a benefit to the proponent or to further

1. Mr. Mester's December 14, 2001 letter to your office (no attachments) is attached here as Attachment A. My current stockholder proposal, submitted February 26, 2001 is attached here as Attachment B.

a personal interest..."; or even (c) "...arises out of the same event..." upon which the SEC based its1995 No Action Grant.

In his second paragraph, Mester identifies me as the proponent of the 1994 stockholder proposal that was reviewed by your office nearly seven years ago and resulted in the1995 No Action Grant. However, this is as far as Mester can go towards satisfying the two necessary conditions he must establish to have my current proposal covered by the 1995 No Action Grant that he recites, in part:

"The Company's statement under Rule 14(a)-8(d) shall be deemed by the staff to satisfy the Company's future obligations under rule 14a-8(d) with respect to the *same* or *similar* proposals submitted by the same proponent."

In his final paragraph, Mester jumps to his erroneous conclusion, apparently hoping that SEC staff is too busy to actually read my current proposal to see that it is neither the *same* nor *similar* to the proposal that the SEC references in its 1995 No Action Grant.

Mester clearly fails to establish all necessary conditions to apply the 1995 No Action Grant to my current stockholder proposal and Mester fails to recite any other applicable authority that allows DuPont management to legitimately exclude of my current proposal. Therefore, I request that the SEC take the necessary legal action against DuPont management on behalf of all DuPont stockholders to enforce SEC Rule 14(a)-8, and require DuPont to publish my proposal in its 2002 Proxy Statement.

Sincerely,

Roger Parsons

Attachments

cc: Mr. Peter C. Mester (w/attachments)

God Bless America

January 31, 1995

000019

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: E. I. du Pont de Nemours and Company (the "Company")
Incoming letter dated December 21, 1994

The proposal requests that the board of directors issue a report on the Company's activities in Malaysia with regard to a 1991 Company-owned plane crash.

There appears to be some basis for your view that the proposal relates to the redress of a personal claim or grievance or is designed to result in a benefit to the proponent or to further a personal interest, which benefit or interest is not shared with the other security holders at large. Accordingly, the Division will not recommend enforcement action to the Commission if the Company omits the proposal from its proxy materials in reliance on rule 14a-8(c)(4). In reaching a position, the staff has not found it necessary to address the alternative basis for omission upon which the Company relies. This response shall also apply to any future submissions to the Company of a same or similar proposal by the same proponent. The Company's statement under rule 14a-8(d) shall be deemed by the staff to satisfy the Company's future obligations under rule 14a-8(d) with respect to the same or similar proposals submitted by the same proponent.

Sincerely,

Vincent W. Mathis
Attorney Advisor

uPont Legal
Wilmington, DE 19898

11

000009

DuPont Legal

94 DEC 22 PM 5:03

December 21, 1994

E. I. du Pont de Nemours and Company
1007 Market Street
Wilmington, Delaware 19898

1995 PROXY STATEMENT
SHAREHOLDER PROPOSAL

I am providing this opinion in support of the position that E. I. du Pont de Nemours and Company ("DuPont" or "Company") may properly omit from its 1995 Annual Meeting Proxy Statement the shareholder proposal and supporting statement submitted by Roger K. Parsons ("Proponent"). The Proposal is attached at Exhibit A.

The Proposal requests a report on certain alleged activities in Malaysia during the past four years by DuPont and its subsidiaries. Accompanying statements in Proponent's "whereas" clauses indicate that the Proposal relates to an airplane crash in Malaysia in September 1991, including the investigation of that crash. In my opinion, the Proposal may be omitted from the Proxy materials pursuant to Rule 14a-8(c)(4), (c)(5), (c)(7) and (c)(3) because the Proposal relates to the redress of Proponent's personal claim against the Company, is not significantly related to the Company's business, deals with a matter relating to DuPont's ordinary business operations, and is false and misleading.

BACKGROUND

The Company and its subsidiaries have operations in about 70 countries worldwide. Like many companies with production, manufacturing, research and sales facilities spanning the globe, DuPont maintains its own aviation operations. In September 1991, one of DuPont's airplanes crashed into a mountain in Malaysia as it approached an airfield for a scheduled refueling stop. In this tragic accident, all crew members and passengers perished. One of the passengers was Proponent's wife.

Beginning several months after the airplane crash, Proponent initiated legal action against the Company. Proponent has also personally carried on a concerted campaign with various audiences such as customers, vendors, directors, employees and others to disparage the actions of the Company and specific executive officers and directors for alleged actions related to the airplane crash and its investigation. Examples of Proponent's actions are described below:

Litigation. On February 3, 1992, Proponent filed a lawsuit against DuPont in Texas state court in Houston seeking damages in connection with the loss of his wife in the crash of DuPont's airplane. Proponent alleges DuPont's negligence in providing an airplane and crew and failing to properly train and supervise the crew. The case was removed to the U. S. District Court for the Southern District of Texas (Houston). In July 1994, a jury found DuPont negligent and awarded Proponent $4.75 million in damages. Proponent has appealed the jury verdict to the Fifth Circuit of the Federal Court of Appeals.

Shareholder Proposal #1. On February 28, 1992, Proponent sent by facsimile transmission a letter to DuPont's Director of Stockholder Relations advising that Proponent would introduce Proposal #1 at DuPont's 1992 Annual Meeting. DuPont's Corporate Secretary contacted Proponent by phone to advise him that the Proposal had not been timely filed by the November 18, 1991, cutoff for the 1992 Annual Meeting. Proponent agreed to treat the Proposal as being submitted for the 1993 Annual Meeting. Proponent also indicated his intent to speak at the 1992 Annual Meeting on management of DuPont's aviation operations.

1992 Letter to Directors. On March 16, 1992, Proponent sent a letter to individual members of the Company's Board of Directors with Proposal #1 attached. In his letter, Proponent refers to "management problems in the aviation operation" and to his "great personal interest in seeing these problems resolved," and reiterates his intent to raise his concerns at the 1992 Annual Meeting.

1992 Letter to Shareholders. On April 29, 1992, the day of the Company's 1992 Annual Meeting in Wilmington, Delaware, without the Company's prior knowledge, Proponent distributed a printed letter addressed to "Fellow Shareholders", explaining his "great personal interest" in "safety problems in the management of DuPont's aviation operation". An attached pre-addressed card could then be torn off and mailed to Edgar S. Woolard, the Company's Chairman and CEO. Proponent's same material with attached response card was distributed at the National Business Aircraft Association Meeting in Dallas during the week of September 14, 1992.

1992 Annual Meeting. Proponent addressed the 1992 Annual Meeting concerning "a serious safety problem in the management of our company's aviation operations" and acknowledged his "great interest in this matter". The Company's Chairman and CEO, Edgar S. Woolard, responded, while noting his remarks must necessarily be limited due to the pending litigation.

All of the foregoing actions directed toward the Company by Proponent in connection with the airplane crash were set forth in the Company's request for SEC Staff no-action on Proposal #1 submitted for the 1993 Annual Meeting. The Staff concurred that Proposal #1 related to the Company's ordinary business operations (the safety of the Company's aviation operations) and could be omitted pursuant to Rule 14a-8(c)(7). The Company's September 30, 1992 no-action request and supporting documentation of Proponent's actions, along with the SEC Staff's response of November 27, 1992, are attached hereto at Exhibit B, Exhibit B.

Proponent's actions continued throughout 1993 as follows:

1993 Letter to Directors. On March 12, 1993, Proponent sent a detailed letter to individual members of the Company's Board of Directors relating to the airplane crash. A copy of that letter is attached at Exhibit B, Exhibit C. In his letter Proponent refers to the death of his wife and his personal involvement in the investigation of the airplane crash: "Ann Parsons, my wife, was killed in the DuPont crash; therefore, I am committed to a thorough investigation".

1993 Annual Meeting. Proponent addressed the 1993 Annual Meeting on April 28, 1993, concerning his desire for a thorough investigation of the airplane crash and acknowledged his personal interest in the airplane crash in which his wife died. The Company's Chairman and CEO, Edgar S. Woolard, referred to the false accusations by Proponent in that forum and again noted that his remarks must necessarily be limited due to the pending litigation. Proponent made repeated efforts to inject comments about the litigation and investigation. An excerpt from the 1993 Annual Meeting transcript (pages 10-13 and 89-91) is attached at Exhibit B, Exhibit D.

1993 Letter to DuPont Stakeholders. Proponent continued to distribute broadly a printed letter to stakeholders/petition to the Board of Directors concerning the airplane crash, allegations about DuPont and the investigation which are the subject of the litigation. A pre-addressed response card can be torn off Proponent's letter and mailed to DuPont's directors. A copy of the letter/card is attached at Exhibit B, Exhibit E. Proponent's same material was distributed to people attending the National Business Aircraft Association convention in Atlanta during the week of September 20, 1993, regardless of whether the recipient was any type of DuPont stakeholder.

Shareholder Proposal #2. On November 4, 1993, Proponent sent by facsimile transmission the Proposal attached at Exhibit B, Exhibit A relating to investigation of the airplane crash and election to office of two members of the Company's Board of Directors. The Company requested Staff no-action on Proposal #2 submitted for the 1994 Annual Meeting. The Staff concurred that Proposal #2 related to a personal claim and could be omitted pursuant to Rule 14a-8(c)(4). The Company's December 22, 1993 no-action request and supporting documentation of Proponent's actions, along with the SEC Staff's response of February 9, 1994, are attached hereto at Exhibit B.

Proponent's actions have continued during 1994 as follows:

1994 Litigation Activities. On April 19, 1994, a federal district judge, finding that Proponent's conduct through all his contacts and activities as described above under BACKGROUND "clearly exceeded the confines of . . . the lawful exercise of his rights . . .", held that "the Court cannot and does not condone Parson's [Proponent's] behavior" in denying DuPont's motion for a protective order. A copy of the order is attached at Exhibit C. Following trial of his case, and notwithstanding a jury verdict in his favor, Proponent has filed an appeal.

1994 Annual Meeting. Proponent addressed the 1994 Annual Meeting on April 27, 1994, concerning alleged "threatening" practices in DuPont's aviations operations and referenced the fatal airplane crash in Malaysia. An excerpt from the 1994 Annual Meeting transcript (pages 16-19) is attached at Exhibit D.

Shareholder Proposal #3. On November 18, 1994, Proponent sent by facsimile transmission the Proposal attached at Exhibit A. The Proposal continues familiar themes raised in Proposals #1 and #2: the Malaysian airplane crash, which is the subject matter of his pending litigation against DuPont; and investigation of the Malaysian airplane crash. Proponent attempts to distinguish this Proposal by a request for a report on certain activities by the Company in Malaysia, but the request is inextricably related to matters raised in his personal litigation against the Company, as evidenced by references to the Malaysian airplane crash in the second and fourth "whereas" clauses:

> "Whereas, the Malaysian government have refused to conduct any investigation of the September 4, 1991 crash of a DuPont jet aircraft which killed all of the twelve people aboard, including senior DuPont executives and their wives."

> "Whereas, the public position of DuPont, stated in the DuPont investigation report signed by the Director of Corporation Aviation, Mr. Frank E. Petersen, is that a Malaysian government air traffic controller was completely responsible for the crash of the DuPont aircraft and for the deaths of the twelve people aboard."

and in the second clause of the resolution:

> "(2) Any DuPont efforts to seek reparations from the Malaysian government for money payed [sic] by DuPont or DuPont's insurer. American International Group (AIG), to replace the crashed aircraft and to compensate the families of the people killed in the crash."

DISCUSSION

For the reasons discussed below, DuPont may omit the Proposal from its 1995 Annual Meeting Proxy Statement because it relates to a personal claim, is not significantly related to the Company's business, deals with a matter relating to DuPont's ordinary business operations, and is false and misleading. Supporting authorities cited herein are attached at Exhibit E.

1. The Proposal Relates to a Personal Claim -- Rule 14a-8(c)(4)

Rule 14a-8 was intended to provide security holders a means of communicating with fellow security holders on matters of interest to them as security holders. It was not intended to provide a means for a person to air or remedy personal grievances or to further personal interests. The Commission has expressly recognized that the cost and time involved in dealing with these situations do a disservice to the interest of the registrant and its security holders at large. Release No. 34-19135 (October 14, 1982) (excerpt attached). Under Rule 14a-8(c)(4), a proposal may be omitted if it "relates to the redress of a personal claim or grievance against the registrant ... or if it is designed ... to further a personal interest, which ... interest is not shared with the other security holders at large".

Proponent instituted a lawsuit to establish his personal claim against DuPont for damages connected with his wife's death in the crash of a DuPont airplane. This litigation relates to the subject matter of the Proposal: the Malaysian airplane crash and investigation of that crash scene. The Proposal is simply one tactic used by Proponent to pursue his personal interest and influence the outcome of the pending litigation through an ex parte means, as set forth above under BACKGROUND and as the Staff recognized in granting the Company no-action relief earlier this year on Proponent's Shareholder Proposal #2 described above. E. I. du Pont de Nemours and Company (available February 9, 1994) (attached hereto at Exhibit B). Because the Proposal relates to Proponent's pending litigation against DuPont, the Proposal is designed to further a personal interest of Proponent which is not shared broadly by other DuPont stockholders and may therefore be excluded pursuant to Rule 14a-8(c)(4). The Staff has consistently permitted exclusion of proposals pursuant to Rule 14a-8(c)(4) where there is pending litigation by a proponent against the registrant related to the subject matter of a proposal. E. I. du Pont de Nemours and Company, supra.

The Staff has concluded that it is inappropriate for shareholders involved in litigation with a registrant to use Rule 14a-8 to further that litigation because such proposals "constitute an abuse of the shareholder proposal process". C. I. Mortgage Group (available March 13, 1981). In addition to the policy considerations enunciated in CIMG, the exclusion is also necessitated by the evidentiary issues which must be addressed in drafting management rebuttals or even asserting arguments for exclusion under Rule 14a-8. DuPont's litigation counsel advises of the difficulty in substantiating the Company's positions without getting into a discussion of aspects of Proponent's appeal pending in the Fifth Circuit, which would be inappropriate.

If the Staff agrees with our position that Rule 14a-8(c)(4) is applicable, we respectfully request that the Staff clarify that its response would also apply to any future submissions by Proponent which are related to the airplane crash or Proponent's personal grievance toward the Company. See, e.g., General Electric Company (available January 25, 1994).

The precedents cited above provide a clear basis for excluding the Proposal pursuant to Rule 14a-8(c)(4) because the Proposal relates to a personal claim.

2. The Proposal Is Not Significantly Related to the Company's Business -- Rule 14a-8(c)(5)

Rule 14a-8(c)(5) permits exclusion of a proposal that relates to operations which account for less than 5% of the Company's consolidated assets, net earnings and gross sales and is not otherwise significantly related to the Company's business. For 1993, the Company's gross sales and net earnings were approximately $37,000,000,000 and $555,000,000, respectfully, and the Company's total assets were about $37,000,000,000.

For 1993, the Company had less than $40,000,000 in gross sales derived from Malaysia, or about 0.1% of the Company's gross sales in 1993. Similarly, net earnings and assets in Malaysia were each under $10,000,000 in 1993, far less than the 5% threshold required by Rule 14a-8(c)(5). Accordingly, the Proposal is excludable under Rule 14a-8(c)(5). See, e.g., Texaco Inc. (available March 11, 1994), involving business in Burma and activities by the Burmese government; and Mead Corporation (available January 31, 1994), involving impact of NAFTA on business in Mexico. In early November 1994, the Company's energy subsidiary, Conoco, announced a joint venture project with Petronas, the national oil company of Malaysia, to construct and operate a new refinery near Melaka, Malaysia. Construction will not begin until 1995 and is expected to be completed in late 1997. The Company's operations in Malaysia will increase but it is unlikely that the 5% threshold tests of Rule 14a-8(c)(5) will be met in the near future.

Moreover, the Proposal is not "otherwise significantly related to the Company's business," as would be required to justify its inclusion. Even a proposal that may be "ethically significant in the abstract" may be omitted under Rule 14a-8(c)(5) if the proposal has "no meaningful relationship to the business" of the company. Where a proposal relates to less than five percent of a company's operations, the proposal itself must demonstrate that a meaningful relationship to the issuer's business exists. See International Business Machines Corp. (available January 17, 1990); Texaco and Mead, supra.

DuPont requests that the Staff construe the reference in Rule 14a-8(c)(5) to "otherwise significantly related to the registrant's business" as an appropriate, business-related qualification of the de minimis rule articulated by the rule. So viewed, Rule 14a-8(c)(5) clearly authorizes exclusion of the Proposal. Texaco, supra.

3. The Proposal Relates to Ordinary Business Operations -- Rule 14a-8(c)(7)

When a proposal requests the preparation of a report on specific aspects of the Company's business, it may be excluded under Rule 14a-8(c)(7) if the subject matter of the report involves a matter of ordinary business. See Exchange Act Release No. 20091 (August 16, 1983).

The Proposal requests the preparation of a report on the following points:

1. money paid by DuPont to the Malaysian government or various entities alleged to be "controlled" by the Malaysian government

2. "efforts" to seek certain "reparations" from the Malaysian government by DuPont or its insurer, AIG, in connection with the crash of DuPont's airplane in Malaysia

Aside from the difficulty of deciphering the meaning of certain terms used by Proponent, it appears that the report would relate to various actions by DuPont in managing its worldwide business, including its aviations operations and insurance arrangements.

Recognizing that the real content of a shareholder proposal must determine whether it is excludable from an issuer's proxy statement, the Staff has concurred in the exclusion under Rule 14a-8(c)(7) of proposals relating to reports on what products or services companies should produce and distribute. See, e.g., Eli Lilly Company (available February 8, 1990). The Staff has also concurred in the exclusion under Rule 14a-8(c)(7) of a proposal for a report about aspects of a company's ordinary business operations, even when the subject matter arguably is related to a policy matter (report on nuclear power plant operations, including regulatory compliance, safety, and specific cost information). See Carolina Power & Light (available March 8, 1990). Like these proposals, the Proposal relates to the conduct of DuPont's ordinary business operations.

In Exchange Act Release No. 20091, supra, the Commission concluded that "the staff will consider whether the subject matter of the special report . . . involves a matter of ordinary business; where it does, the proposal would be excludable." In light of the facts and the applicable precedent, the Proposal may be omitted by virtue of Rule 14a-8(c)(7) because it relates to DuPont's ordinary business operations.

4. The Proposal is False and Misleading -- Rule 14a-8(c)(3); Rule 14a-9

The Staff has consistently acknowledged that a statement "which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal, or immoral conduct or associations, without factual foundations" may be excluded pursuant to Rule 14a-8(c)(3) as misleading and thereby contrary to Rule 14a-9. Note b to Rule 14a-9; Fibreboard Corporation (available February 21, 1991).

Proponent's unsubstantiated assertions contained throughout the Proposal impugn the character and integrity of the Company and suggest improper conduct without factual foundation, in contravention of Rule 14a-9. Aspects of the "whereas" clauses and the resolution itself are replete with baseless claims and innuendoes which impugn the integrity and character of the Company by implying that DuPont engaged in improper, unethical, and perhaps even illegal conduct in connection with the investigation of the airplane crash and in its dealings with the Malaysian government. The Proposal is filled with Proponent's personal opinions and unsupported generalizations presented as facts. In fact, contrary to the implication in paragraph 2 of Proponent's resolution, AIG has sought reparations in connection with the airplane crash by instituting litigation in Malaysia against the Malaysian government.

As explained above on page 5 in the discussion of "personal claim" under Rule 14a-8(c)(4) and the policy underlying CIMG, supra, Proponent's pending litigation presents evidentiary difficulties in responding to Proponent's unfounded assertions without discussing the merits of litigation positions.

Given the pervasive nature of the foundationless opinions and false and misleading statements expressed in the Proposal and in view of Proponent's pending litigation, it is my opinion that the entire Proposal may be omitted pursuant to Rule 14a-9. Proponent need not be given the opportunity to amend the Proposal to address and correct Rule 14a-9 problems. Accordingly, the Proposal may properly be omitted from the Company's Proxy Statement.

* * * * * *

For the foregoing reasons, it is my opinion that, pursuant to paragraphs (c)(4), (c)(5), (c)(7), and (c)(3) of Rule 14a-8, DuPont may properly exclude the Proposal from its 1995 Annual Meeting Proxy Statement.

Very truly yours,

Louise B. Lancaster

Louise B. Lancaster
Corporate Counsel

LBL:dw
Attachments

MYCPL-36

000017

Roger K. Parsons

November 18, 1994

FISMA & OMB Memorandum M-07-16

Mr. Kent A. Laughlin
Stockholder Relations -- N10452
E. I. du Pont de Nemours and Company
1007 Market Street
Wilmington, Delaware 19898

BY FACSIMILE TO 202-773-3423

RE: 1995 STOCKHOLDER PROPOSAL

Mr. Laughlin:

On behalf of Roger Parsons and the Estate of Ann Kartsotis Parsons, I will present the following proposal at the 1995 DuPont Annual Meeting.

STOCKHOLDER PROPOSAL ON COMPANY ACTIVITIES IN MALAYSIA

WHEREAS, the Malaysian government, under the administration of Prime Minister Datuk Seri Dr. Mahathir bin Mohamad have a long history of not complying with basic international standards for human rights and safety.

WHEREAS, the Malaysian government have refused to conduct any investigation of the September 4, 1991 crash of a DuPont jet aircraft which killed all of the twelve people aboard, including senior DuPont executives and their wives.

WHEREAS, the Malaysian government have persistently stonewalled all efforts to obtain factual information which would permit the thorough investigation of the DuPont aircraft crash, including not recovering any remains of the DuPont pilots flying the aircraft for forensic testing.

WHEREAS, the public position of DuPont stated in the DuPont investigation report signed by the Director of Corporate Aviation, Mr. Frank E. Petersen, is that a Malaysian government air traffic controller was completely responsible for the crash of the DuPont aircraft and for the deaths of the twelve people aboard.

RESOLVED, shareholders request that the Board of Directors issue a report within three months of the 1995 Annual Meeting detailing the activities in Malaysia by DuPont and all DuPont subsidiaries, omitting proprietary information. The report should explain DuPont policy and contain statements of fact in the following areas.

(1) For each of the past four years, the amount of and purpose for any money paid by DuPont, DuPont subsidiaries, or agents for DuPont to the Malaysian government, companies controlled by the Malaysian government, and agents or companies controlled by any Malaysian political party.

(2) Any DuPont efforts to seek reparations from the Malaysian government for money payed by DuPont or DuPont's insurer, American International Group (AIG), to replace the crashed aircraft and to compensate the families of the people killed in the crash.

Please publish the text of this proposal in the *1995 Notice of Annual Meeting to the Holders of Common Stock of E. I. du Pont de Nemours and Company.* If you have questions regarding the proposal please do not hesitate to contact me.

R Parsons

Roger Parsons

Independent Executor for the
Estate of Ann Kartsotis Parsons

(Facsimile transmitted 1:37 CT 18 November 1994. Original mailed 18 November 1994 U.S.P.S. Express Mail.)

February 9, 1994 000034

RESPONSE OF THE OFFICE OF THE CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: E.I. du Pont de Nemours and Company
Incoming letters dated December 22, 1993 and January 10, 1994

The proposal requests that the shareholders not permit their proxies to be voted in favor of the current chairman and vice chairman of the board of directors.

There appears to be some basis for your view that the proposal relates to the redress of a personal claim or grievance or is designed to result in a benefit to the proponent or to further a personal interest, which benefit or interest is not shared with the other security holders at large. Accordingly, the Division will not recommend enforcement action to the Commission if the Company omits the proposal from its proxy materials in reliance on rule 14a-8(c)(4). In reaching a position, the staff has not found it necessary to address the alternative bases for omission upon which the Company relies.

Sincerely,

Amy Bowerman Freed
Special Counsel

DU PONT

WILMINGTON, DELAWARE 19898

SECRETARY'S OFFICE

December 22, 1993

VIA OVERNIGHT COURIER

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

Attention: Office of Chief Counsel
Division of Corporation Finance
Mail Stop 3-3, Room 3028

Ladies and Gentlemen:

E. I. DU PONT DE NEMOURS AND COMPANY
PROXY STATEMENT - 1994 ANNUAL MEETING

This statement and the accompanying materials are submitted on behalf of E. I. du Pont de Nemours and Company ("DuPont") pursuant to the provisions of Rule 14a-8(d) of the Securities Exchange Act of 1934. In our opinion, the two proposals submitted by Roger K. Parsons may be properly omitted from DuPont's proxy statement for the reasons set forth in the attached legal opinion. We request that the Staff not recommend any enforcement action if the proposals are so omitted.

By copy of this statement and the attached opinion, Mr. Parsons is being notified of DuPont's intention to omit the proposals and supporting statements from its proxy materials for the 1994 Annual Meeting. At the same time and in the event the Staff does not concur with our opinion that the proposals may be omitted, Mr. Parsons hereby is provided the opportunity to reduce the proposals and select a single proposal within 14 calendar days of this notification in accordance with Rule 14a-8 (attached to Mr. Parson's copy of this letter).

If you have any questions regarding this matter or require additional information, please call me at (302) 774-7379.

Very truly yours,

Louise B. Lancaster

Louise B. Lancaster
Secretary

LBL:ch
Attachments
mg14a-7

cc: Roger K. Parsons

FISMA & OMB Memorandum M-07-16

DuPont Legal
Wilmington, DE 19898

DUPONT

DuPont Legal

December 22, 1993

E. I. du Pont de Nemours and Company
1007 Market Street
Wilmington, Delaware 19898

1994 PROXY STATEMENT
SHAREHOLDER PROPOSAL

I am providing this opinion in support of the position that E. I. du Pont de Nemours and Company ("DuPont" or "Company") may properly omit from its 1994 Annual Meeting Proxy Statement the two shareholder proposals and supporting statements (collectively referred to as the "Proposal") submitted by Roger K. Parsons ("Proponent"). The Proposal is attached at Exhibit A.[1]

The Proposal provides that Proponent will not permit his shares of DuPont common stock to be voted to elect to the Board of Directors a named current member of the Company's Board of Directors (either Mr. Edgar S. Woolard, Chairman of the Board, or Mr. Constantine S. Nicandros, a Vice Chairman of the Board). Accompanying statements in Proponent's "Whereas" clauses indicate that the Proposal relates to alleged actions by the respective directors in connection with an airplane crash in Malaysia in September 1991, and more specifically the investigation of that crash. In my opinion, the Proposal may be omitted from the Proxy materials pursuant to Rule 14a-8(c)(4), (c)(8), (c)(9) and (c)(3) because the Proposal relates to the redress of Proponent's personal claim against the Company, relates to an election to office of current directors, is counter to a proposal to be submitted by the Company at the 1994 Annual Meeting, and is false and misleading.

---

1 Proponent has actually submitted two separate proposals titled:

1. A Proposal to the stockholders of E. I. du Pont de Nemours and Company to withhold their proxy votes to elect Mr. Constantine S. Nicandros to the Board of Directors.

2. A Proposal to the stockholders of E. I. du Pont de Nemours and Company to withhold their proxy votes to elect Mr. Edgar S. Woolard, Jr. to the Board of Directors.

Rule 14a-8(a)(4) provides that a proponent may submit no more than one proposal and accompanying supporting statement for inclusion in the proxy materials for a shareholder meeting. Since each proposal submitted by Proponent relates to the same matter of a personal claim, each proposal relates to an election to office of a current director, each proposal is counter to the same proposal to be submitted by the Company and each proposal is false and misleading, I will refer hereinafter simply to the Proposal in order to streamline the discussion which follows.

BACKGROUND

The Company and its subsidiaries have operations in about 65 countries worldwide. Like many companies with production, manufacturing, research and sales facilities spanning the globe, DuPont maintains its own aviation operations. In September 1991, one of DuPont's airplanes crashed into a mountain in Malaysia as it approached an airfield for a scheduled refueling stop. In this tragic accident, all crew members and passengers perished. One of the passengers was Proponent's wife.

Beginning several months after the airplane crash, Proponent initiated legal action against the Company. Proponent has also personally carried on a concerted campaign with various audiences such as customers, vendors, directors, employees and others to disparage the actions of the Company and specific executive officers/directors such as those named in the Proposal for alleged actions related to the airplane crash and its investigation. Examples of Proponent's actions are described below:

Litigation. On February 3, 1992, Proponent filed a lawsuit against DuPont in Texas state court in Houston seeking damages in connection with the loss of his wife in the crash of DuPont's airplane. Proponent alleges DuPont's negligence in providing an airplane and crew and failing to properly train and supervise the crew. The case has been removed to the U. S. District Court for the Southern District of Texas (Houston) where it is pending. Discovery is in process.

Shareholder Proposal #1. On February 28, 1992, Proponent sent by facsimile transmission a letter to DuPont's Director of Stockholder Relations advising that Proponent would introduce Proposal #1 at DuPont's 1992 Annual Meeting. DuPont's Corporate Secretary contacted Proponent by phone to advise him that the Proposal had not been timely filed by the November 18, 1991, cutoff for the 1992 Annual Meeting. Proponent agreed to treat the Proposal as being submitted for the 1993 Annual Meeting. Proponent also indicated his intent to speak at the 1992 Annual Meeting on management of DuPont's aviation operations.

1992 Letter to Directors. On March 16, 1992, Proponent sent a letter to individual members of the Company's Board of Directors with Proposal #1 attached. In his letter, Proponent refers to "management problems in the aviation operation" and to his "great personal interest in seeing these problems resolved," and reiterates his intent to raise his concerns at the 1992 Annual Meeting.

1992 Letter to Shareholders. On April 29, 1992, the day of the Company's 1992 Annual Meeting in Wilmington, Delaware, without the Company's prior knowledge, Proponent distributed a printed letter addressed to "Fellow Shareholders", explaining his "great personal interest" in "safety problems in the management of DuPont's aviation operation". An attached pre-addressed card could then be torn off and mailed to Edgar S. Woolard, the Company's Chairman and CEO. Proponent's same material with attached response card was distributed at the National Business Aircraft Association Meeting in Dallas during the week of September 14, 1992.

1992 Annual Meeting. Proponent addressed the 1992 Annual Meeting concerning "a serious safety problem in the management of our company's aviation operations" and acknowledged his "great interest in this matter". The Company's Chairman and CEO, Edgar S. Woolard, responded, while noting his remarks must necessarily be limited due to the pending litigation.

All of the foregoing actions directed toward the Company by Proponent in connection with the airplane crash were set forth in the Company's request for SEC Staff no-action on Proposal #1 submitted for the 1993 Annual Meeting. The Staff concurred that Proposal #1 related to the Company's ordinary business operations (the safety of the Company's aviation operations) and could be omitted pursuant to Rule 14a-8(c)(7). The Company's September 30, 1992 no-action request and supporting documentation of Proponent's actions, along with the SEC Staff's response of November 27, 1992, are attached hereto at Exhibit B.

Proponent's actions have continued during 1993 as follows:

1993 Letter to Directors. On March 12, 1993, Proponent sent a detailed letter to individual members of the Company's Board of Directors relating to the airplane crash. A copy of that letter is attached at Exhibit C. In his letter Proponent refers to the death of his wife and his personal involvement in the investigation of the airplane crash: "Ann Parsons, my wife, was killed in the DuPont crash; therefore, I am committed to a thorough investigation".

1993 Annual Meeting. Proponent addressed the 1993 Annual Meeting on April 28, 1993, concerning his desire for a thorough investigation of the airplane crash and acknowledged his personal interest in the airplane crash in which his wife died. The Company's Chairman and CEO, Edgar S. Woolard, referred to the false accusations by Proponent in that forum and again noted that his remarks must necessarily be limited due to the pending litigation. Proponent made repeated efforts to inject comments about the litigation and investigation. A copy of an excerpt from the 1993 Annual Meeting transcript (pages 10-13 and 89-91) is attached at Exhibit D.

1993 Letter to DuPont Stakeholders. Proponent continued to distribute broadly a printed letter to stakeholders/petition to the Board of Directors concerning the airplane crash, allegations about DuPont and the investigation which are the subject of the ongoing litigation. A pre-addressed response card can be torn off Proponent's letter and mailed to DuPont's directors. A copy of the letter/card is attached at Exhibit E. Proponent's same material was distributed to people attending the National Business Aircraft Association convention in Atlanta during the week of September 20, 1993, regardless of whether the recipient was any type of DuPont stakeholder.

Shareholder Proposal #2. On November 4, 1993, Proponent sent by facsimile transmission the Proposal attached at Exhibit A relating to investigation of the airplane crash and election to office of two current members of the Company's Board of Directors.

DISCUSSION

For the reasons discussed below, DuPont may omit the Proposal from its 1994 Annual Meeting Proxy Statement because it relates to both a personal claim and an election to office; is counter to a proposal to be submitted by the Company; and is false and misleading. Supporting authorities cited herein are attached at Exhibit F.

1. The Proposal Relates to a Personal Claim -- Rule 14a-8(c)(4)

Rule 14a-8 was intended to provide security holders a means of communicating with fellow security holders on matters of interest to them as security holders. It was not intended to provide a means for a person to air or remedy personal grievances or to further personal interests. The Commission has expressly recognized that the cost and time involved in dealing with these situations do a disservice to the interest of the registrant and its security holders at large. Release No. 34-19135 (October 14, 1982) (excerpt attached). Under Rule 14a-8(c)(4), a proposal may be omitted if it "relates to the redress of a personal claim or grievance against the registrant ... or if it is designed ... to further a personal interest, which ... interest is not shared with the other security holders at large".

Proponent has instituted a lawsuit to establish his personal claim against DuPont for damages connected with his wife's death in the crash of a DuPont airplane. This litigation relates to the subject matter of the Proposal: the investigation of the airplane crash. Moreover, Proponent has repeatedly asserted a "great personal interest" in the underlying subject matter of the Proposal. The Proposal is simply one tactic used by Proponent to pursue his personal interest and influence the outcome of the pending litigation through an ex parte means, as set forth above under BACKGROUND. Because the Proposal relates to Proponent's pending litigation against DuPont, the Proposal is designed to further a personal interest of Proponent which is not shared broadly by other DuPont stockholders and may therefore be excluded pursuant to Rule 14a-8(c)(4).

The Staff has consistently permitted exclusion of proposals pursuant to Rule 14a-8(c)(4) where there is pending litigation by a proponent against the registrant related to the subject matter of a proposal. See, e.g., ITT Corp. (available September 21, 1993), involving a proponent-litigant's request for ITT to acknowledge liability for personal injuries from a fire on ITT's premises. In ITT the proponent-litigant was also using the shareholder proposal process as a means to influence pending litigation through ex parte means as Proponent is doing. See also Xerox Corporation (available March 2, 1990), involving a terminated employee's proposal to review the registrant's EEOC investigation where the proponent challenged his termination by filing a lawsuit and EEOC charges. In Xerox, the proponent also communicated separately and directly with Xerox's outside directors in a manner similar to Proponent's communications with DuPont's directors. See also American Telephone and Telegraph Company (available January 5, 1990), involving a request for personnel and management changes and relocating facilities at an AT&T project operation based on allegations of cost and scheduling overruns where proponent had initiated a legal claim against AT&T concerning this same operation.

The Staff has concluded that it is inappropriate for shareholders involved in litigation with a registrant to use Rule 14a-8 to further that litigation because such proposals "constitute an abuse of the shareholder proposal process". C. I. Mortgage Group (available March 13, 1981). In addition to the policy considerations enunciated in CIMG, the exclusion is also necessitated by the evidentiary issues which must be addressed in drafting management rebuttals or even asserting arguments for exclusion under Rule 14a-8. For example, in my opinion, there are bases for exclusion of the Proposal under Rule 14a-8(c)(3) because it is false and misleading. However, DuPont's litigation counsel advises of the difficulty in substantiating these positions without getting into a detailed discussion of the merits of Proponent's litigation against DuPont and preempting discovery which is ongoing.

Xerox Corporation (available November 17, 1988) provides compelling precedent for exclusion of the Proposal on the basis of a personal claim. The parallels with the Proposal are remarkable. Both proposals are directly related to and emanate from pending litigation by a former employee and efforts by that former employee/shareholder to bolster his personal litigation posture through the shareholder proposal process. The Staff concluded that the Xerox proposal was excludable pursuant to Rule 14a-8(c)(4). Nevertheless, the Xerox proposal also related to removal from office of the chairman of the board. Though the proposal was also no doubt excludable pursuant to Rule 14a-8(c)(8), the Staff relied on Rule 14a-8(c)(4), perhaps realizing that to do otherwise would give rise to annual proposals by the former employee/shareholder. The Company has had a similar experience during period of Proponent's pending litigation, which continues in discovery and may not be finally resolved for some years.

The precedents cited above provide a clear basis for excluding the Proposal pursuant to Rule 14a-8(c)(4) because the Proposal relates to a personal claim.

2. The Proposal Relates to an Election to Office -- Rule 14a-8(c)(8)

Under Rule 14a-8(c)(8), a proposal may be omitted if it "relates to an election to office." If adopted, the Proposal could affect the election of nominees for the Board of Directors who are to be voted on at the same meeting at which the Proposal would be voted. Though the proposal is perhaps awkwardly worded, Proponent's intent seems clear: To prevent the reelection at the 1994 Annual Meeting of at least one of DuPont's current directors, Mr. Woolard and/or Mr. Nicandros, the Chairman and a Vice Chairman of the Board of Directors.

The Staff has consistently permitted exclusion of proposals pursuant to Rule 14a-8(c)(8) where the proposal relates to excluding a current member of the board of directors from reelection to the board. Exxon Corporation (available January 26, 1990), seeking termination and discharge or removal of the chairman of the board; and Detroit Edison Company (available March 23, 1988), involving a proposal to oust the chairman and vice chairman of the board at the upcoming meeting because of claims they are incompetent.

Inasmuch as the Proposal requests the defeat of a current director or nominee, the Proposal may properly be excluded pursuant to Rule 14a-8(c)(8). Rule 14a-8(c)(8) is intended to make it clear that Rule 14a-8 is "not the proper means for conducting campaigns" for election of directors. Release No. 34-12598 (July 7, 1976) (excerpt attached).

3. The Proposal is Counter to the Company's Proposal — Rule 14a-8(c)(9)

Under Rule 14a-8(c)(9) a proposal may be omitted "if the proposal is counter to a proposal to be submitted by the registrant at the meeting." In its 1994 Annual Meeting Proxy Statement, DuPont will nominate a slate of nominees for election to the Board of Directors. If the Proposal is adopted, it could nullify DuPont's nominations. See Northern States Power Company (available March 6, 1991); and Detroit Edison Company, supra. Accordingly, because the Proposal is counter to a proposal to be submitted by DuPont at the 1994 Annual Meeting, the Proposal may be omitted from the Proxy Statement pursuant to Rule 14a-8(c)(9).

4. The Proposal is False and Misleading — Rule 14a-8(c)(3)

The Staff has consistently acknowledged that a statement "which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper...conduct...without factual foundations" may be excluded pursuant to Rule 14a-8(c)(3) as misleading and thereby contrary to Rule 14a-9. Note b to Rule 14a-9; Northern States Power Company, supra; and Fibreboard Corporation (available February 21, 1991).

Proponent's unsubstantiated assertions contained throughout the Proposal impugn the character and integrity of the individual named directors and charge them with improper conduct without factual foundation in contravention of Rule 14a-9. All "Whereas" paragraphs and the entire Supporting Statement of the Proposal are examples of baseless claims and innuendoes which impugn the integrity and character of the named individuals who are directors and executive officers of the Company. Further, the "Whereas" clauses and Supporting Statements imply that these named individuals have engaged in improper and unethical conduct in connection with the investigation of the airplane crash. The entire Proposal is solely personal opinions and unsupported generalizations presented as facts.

As explained above on page 5 in the discussion of "personal claim" under Rule 14a-8(c)(4) and the policy underlying CIMG, Proponent's pending litigation presents evidentiary difficulties in responding to Proponent's unfounded assertions without discussing the merits of litigation positions and preempting ongoing discovery. Given the pervasive nature of the foundationless opinions expressed throughout the Proposal and in view of the pending litigation, it is my opinion that the entire Proposal may be omitted pursuant to Rule 14a-9. Proponent need not be given the opportunity to amend the Proposal to address and correct Rule 14a-9 problems. Fibreboard Corporation, supra. Accordingly, the Proposal may properly be omitted from the Company's Proxy Statement.

* * * * * *

For the foregoing reasons, it is my opinion that, pursuant to paragraphs (c)(4), (c)(8), (c)(9) and (c)(3) of Rule 14a-8, DuPont may properly exclude the Proposal from its 1994 Annual Meeting Proxy Statement.

Very truly yours,

Louise B. Lancaster
Corporate Counsel

LBL:dee
Attachments

000026

Roger K. Parsons
FISMA & OMB Memorandum M-07-16
November 4, 1993

Stockholder Relations
E. I. du Pont de Nemours and Company
Stockholder Relations - N10452
1007 Market Street
Wilmington, Delaware 19898

Ladies and Gentlemen:

Please be advised, I will introduce the following proposal to the stockholders of E. I. du Pont de Nemours and Company at the 1994 Annual Meeting of Stockholders.

A PROPOSAL TO THE STOCKHOLDERS OF E. I. DU PONT DE NEMOURS AND COMPANY TO WITHHOLD THEIR PROXY VOTES TO ELECT MR. CONSTANTINE S. NICANDROS TO THE BOARD OF DIRECTORS.

WHEREAS, DuPont directors are expected to carry out their fiduciary responsibilities in an ethical manner,

WHEREAS, Mr. Edgar S. Woolard, Jr., gave DuPont director Mr. Constantine S. Nicandros complete responsibility for overseeing an investigation into the causes of the September 4, 1991 crash of a DuPont G-II jet aircraft in East, Malaysia in which all twelve people on the aircraft were killed.

WHEREAS, Mr. Constantine S. Nicandros made no effort to have the remains of the two DuPont employed pilots flying the DuPont aircraft recovered for drug and alcohol forensic testing.

WHEREAS, Mr. Constantine S. Nicandros made no effort to have any substantive investigation carried out on the circumstances leading to the crash of the DuPont aircraft and, through this willful neglect, Mr. Constantine S. Nicandros continues to endanger the lives of other DuPont employees and their families.

RESOLVED, I will not permit proxy votes represented by my shares of E. I. du Pont de Nemours and Company to be used to elect Mr. Constantine S. Nicandros to the Board of Directors.

Support of this resolution will demonstrate to all DuPont directors that the self-serving actions taken by Mr. Constantine S. Nicandros in this affair will not be tolerated and that there is a minimum ethical standard in director performance expected by DuPont stockholders. If you AGREE, please mark your proxy FOR the resolution.

Please include this proposal in the Notice of Annual Meeting to the Holders of Common Stock of E. I. du Pont de Nemours and Company. If you have any questions regarding the proposal please contact me by telephone ***FISMA & OMB Memorandum M-07-16*** Thank you.

Roger Parsons
Roger Parsons

RECEIVED
NOV 9 '93
STOCKHOLDER RELATIONS

000027

Roger K. Parsons

January 4, 1994

Director of Stockholder Relations
E. I. du Pont de Nemours and Company
Stockholder Relations - N10452
FISMA & OMB Memorandum M-07-16 1007 Market Street
Wilmington, Delaware 19898

Dear Sir:

A letter by a DuPont lawyer, Ms. Louisa B. Lancaster, to the Securities and Exchange Commission indicates that she is confused by the two proposals that were submitted to your office for inclusion in the 1994 DuPont proxy statement on November 4, 1993.

The stockholder proposal submitted to your office on November 4, 1993 and titled **A PROPOSAL TO THE STOCKHOLDERS OF E. I. DU PONT DE NEMOURS AND COMPANY TO WITHHOLD THEIR PROXY VOTES TO ELECT MR. CONSTANTINE S. NICANDROS TO THE BOARD OF DIRECTORS**, has been submitted, per Bulletin No. 143, 01-31-92, for Rule 14a-8(a)(4) of the Securities and Exchange Act of 1934, by the Independent Administrator for the estate of Ester Ann Kartsotis Parsons, a deceased stockholder. Roger Parsons is the Independent Administrator for the estate of Ester Ann Kartsotis Parsons.

The stockholder proposal submitted to your office on November 4, 1993 and titled **A PROPOSAL TO THE STOCKHOLDERS OF E. I. DU PONT DE NEMOURS AND COMPANY TO WITHHOLD THEIR PROXY VOTES TO ELECT MR. EDGAR S. WOOLARD, JR. TO THE BOARD OF DIRECTORS**, has been submitted, per Bulletin No. 143, 01-31-92, for Rule 14a-8(a)(4) of the Securities and Exchange Act of 1934, by Roger Parsons, a stockholder.

Please tell Ms. Lancaster today, January 4, 1994, that you have received this letter and that she should inform the SEC on her misunderstanding.

RECEIVED
JAN 4 '94
STOCKHOLDER RELATIONS

Roger Parsons

Facsimile sent 11:30 EDST, 4 January 1994 to fax number 302-773-3423.

VP-10232 REV. 12/89

000028

DU PONT

WILMINGTON, DELAWARE 19898

SECRETARY'S OFFICE

January 10, 1994

VIA OVERNIGHT COURIER

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

Attention: Office of Chief Counsel
Division of Corporation Finance
Mail Stop 3-3, Room 3028

Ladies and Gentlemen:

E. I. DU PONT DE NEMOURS AND COMPANY
PROXY STATEMENT - 1994 ANNUAL MEETING

Reference is made to DuPont's letter dated December 22, 1993, requesting that the Staff take a no-action position with respect to two Proposals submitted by Proponent Roger K. Parsons, each relating to the election of a named current member of the Company's Board of Directors (one pertaining to the Chairman and the other pertaining to a Vice Chairman, Messrs. Woolard and Nicandros, respectively). The December 22 cover letter and accompanying legal opinion (without exhibits) are attached hereto at Exhibit A. Mr. Parsons' two Proposals are attached hereto at Exhibit B.

In my December 22 cover letter, I referred to the fact that Mr. Parsons had submitted two Proposals. By letter dated January 4, 1994, Mr. Parsons claims that he submitted the two Proposals in two separate capacities, one in his name and the other in his name as administrator of his wife's estate. Mr. Parson's letter of January 4, 1994 is attached at Exhibit C.

I appreciate Mr. Parsons' trying to draw such a distinction at this time. However, there is nothing in the substance of the Proposals or otherwise in Mr. Parsons' letters (e.g., letterhead/closing) used to transmit the Proposals which suggests he is submitting the Proposals other than in his name.

Very truly yours,

Louise B. Lancaster
Secretary and Corporate Counsel

MTC94-16.ltr
Attachments

cc: Roger K. Parsons

FISMA & OMB Memorandum M-07-16

Roger K. Parsons

FISMA & OMB Memorandum M-07-16

January 28, 1994

Office of Chief Counsel
Division of Corporate Finance
Mail Stop 3-3, Room 3028
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, D.C. 20549

RE: 1994 DUPONT STOCKHOLDER PROPOSALS

Dear Ladies and Gentlemen:

This letter is being sent to your office on the behalfs of Roger K. Parsons and Roger K. Parsons, Independent Administrator for the Estate of Ann K. Parsons. Roger K. Parsons and the Estate of Ann K. Parsons are stockholders of E. I. du Pont de Nemours and Company ("DuPont"). Per Rule 14a-8(a) of the Securities and Exchange Act of 1934, the stockholder proposals ("Proposals") submitted by me to DuPont Stockholder Relations on November 4, 1993 should be included in the DuPont 1994 Annual Meeting Proxy Statement.

I have received a copy of the letter and opinion paper ("Opinion") submitted to your office December 22, 1993 by Ms. Louise B. Lancaster, DuPont Secretary and Corporate Counsel. The letter petitions Staff to recommend to the Commission that it take no action against DuPont if the company omits the Proposals from the DuPont 1994 Annual Meeting Proxy Statement.

I have written pages of corrections to the inaccurate, and apparently uninformed, history Ms. Lancaster submitted in the BACKGOUND section of her Opinion. I have not included these corrections here since I do not want to encourage the abuse of Staff procedures already perpetrated by DuPont's Legal Department in lambasting the legitimate and appropriate concerns of stockholders in communications to the Commission. Furthermore, what Ms. Lancaster says in her BACKGROUND section is clearly unrelated to what Staff must decide and recommend. However, I will gladly send these corrections to Staff if it is necessary to put right Ms. Lancaster's uninformed opinions on my activities in this affair.

Ms. Lancaster's statement: "The Proposal provides that Proponent will not permit his shares..." (Opinion: Page 1, Paragraph 2, Sentence 1) indicates she is confused on the purpose of the Proposals. Properly stated, this should read: "The *Proposals* provide that *stockholders* will not permit *their* shares...".

The proposal submitted by me titled A PROPOSAL TO THE STOCKHOLDERS OF E. I. DU PONT DE NEMOURS AND COMPANY TO WITHHOLD THEIR PROXY VOTES TO ELECT MR. EDGAR S. WOOLARD, JR. TO THE BOARD OF DIRECTORS resolves that stockholders who AGREE with the proposal will withhold the proxy votes represented by their shares in the election of the director nominee Mr. Edgar S. Woolard, Jr. to the Board.

The proposal submitted by me, as the Independent Administrator for the Estate Ann K. Parsons, titled **A PROPOSAL TO THE STOCKHOLDERS OF E. I. DU PONT DE NEMOURS AND COMPANY TO WITHHOLD THEIR PROXY VOTES TO ELECT MR. CONSTANTINE S. NICANDROS TO THE BOARD OF DIRECTORS** resolves that stockholders who AGREE with the proposal will withhold proxy votes represented by their shares in the election of the director nominee Mr. Constantine S. Nicandros to the Board.

If the meaning of the Proposals needs to be clarified by rewording, then I am very willing to follow reasonable recommendations by DuPont or Staff.

In the following I give my opinion on the reasons Ms. Lancaster claimed justify omitting the Proposals from the DuPont 1994 Annual Meeting Proxy Statement. I contend that the cases cited by Ms. Lancaster as precedences for Staff issuing a "no action" recommendation are not related to this situation. Therefore, I ask that Staff recommend that the Commission require DuPont to include the Proposals in the DuPont 1994 Annual Meeting Proxy Statement.

1. <u>The Proposal Relates to a Personal Claim</u> -- <u>Rule 14a-8(c)(4)</u>

I have filed suits against DuPont and Conoco for negligence in the day-to-day operations of the DuPont aviation department, which I contend is the cause for the wrongful death of Ann K. Parsons, my wife. These suits allege that DuPont and Conoco was negligent <u>before</u> the DuPont aircraft crash in Malaysia on September 4, 1991. The suits do not relate to the fiduciary responsibilities of Mr. Nicandros or Mr. Woolard as DuPont directors.

By contrast, the Proposals relate to the dereliction of fiduciary responsibilities by Mr. Nicandros and Mr. Woolard <u>after</u> the DuPont aircraft crashed in Malaysia on September 4, 1991. The Proposals relate to <u>inaction</u> by Mr. Nicandros and Mr. Woolard <u>after</u> the DuPont disaster and in the face of life-threatening safety problems made absolutely clear by the crash of the DuPont aircraft.

Ms. Lancaster's opinion that DuPont directors are absolved from fiduciary responsibility because the DuPont corporation is named as a defendant in a law suit is ridiculous. If this is were true, then stockholders would suffer perpetual hiatuses in director accountability at the hands of DuPont's Legal Department, who prefer foot-dragging litigation to life-saving action.

While stockholders do not have any right under the Act to address matters of DuPont day-to-day operations; stockholders clearly have a responsibility and, under the Act, a right to communicate to each other about the ethical failures of director nominees they are asked to elect to the Board.

2. <u>The Proposal Relates to an Election to Office</u> -- <u>Rule 14a-8(c)(8)</u>

The Proposals do not directly relate to an election to office. The Proposals ask stockholders, as a standard proxy voting option, to <u>withhold</u> proxy votes FOR the election of Mr. Nicandros and Mr. Woolard to the Board of Directors.

3. The Proposal Is Counter to the Company's Proposal -- Rule 14a-8(c)(9)

The Proposals are not counter to any proposals DuPont will submit nominating directors to the Board of Directors. The Proposals ask stockholders, as a standard proxy voting option, to withhold proxy votes FOR election of Mr. Nicandros and Mr. Woolard to the Board of Directors.

4. The Proposal Is False and Misleading -- Rule 14a-8(c)(3)

"WHEREAS, DuPont directors are expected to carry out their fiduciary responsibilities in an ethical manner."

This statement is certainly not false or misleading.

"WHEREAS, Mr. Edgar S. Woolard, Jr., gave DuPont director Mr. Constantine S. Nicandros complete responsibility for overseeing an investigation into the causes of the September 4, 1991 crash of a DuPont G-II jet aircraft in East, Malaysia in which all twelve people on the aircraft were killed."

This fact was established by Mr. Nicandros in a telephone conversation with me on October 23, 1991. The fact was again established in a meeting with Mr. Howard Rudge, DuPont Assistant Chief Counsel, on October 28, 1991. My sworn deposition testimony details the conversations. The DuPont Legal Department may have also recorded the conversations which took place over four months before any suit was filed.

"WHEREAS, Mr. Constantine S. Nicandros made no effort to have the remains of the two DuPont employed pilots flying the DuPont aircraft recovered for drug and alcohol forensic testing."

Mr. Nicandros, in deposition testimony, said that he did not require or ask for any investigation on why the DuPont aircraft crashed in Malaysia. Dr. Richard Froedè, the leader of U.S. Armed Forces Institute of Pathology (AFIP) forensic team sent to Malaysia to identify bodies of the crash victims, told me that he was surprised that no effort was made to recover the pieces of the pilots he had seen in a video tape taken by the Malaysians of the crash site.

The approach taken by Mr. Nicandros and Mr. Woolard to "handle" the disaster in Malaysia is clearly indicated by the first people they sent to the disaster area -- Mr. Irvin Lipp, DuPont Public Affairs Manager; and Mr. Bill Brignon, DuPont General Counsel. Later, Mr. Petersen, who worked for a man who reported directly to Mr. Nicandros, went to the crash site but he did not recover any of the pilots remains for alcohol and drug testing.

"WHEREAS, Mr. Constantine S. Nicandros made no effort to have any substantive investigation carried out on the circumstances leading to the crash of the DuPont aircraft and, through this willful neglect, Mr. Constantine S. Nicandros continues to endanger the lives of other DuPont employees and their families."

Mr. Nicandros stated in deposition testimony that he did not think it was important to ask for a DuPont investigation into why the DuPont aircraft crashed. By this inaction, on the job given him by Mr. Woolard, Mr. Nicandros continues to endanger the lives of other DuPont employees and their families.

The expedient approach Mr. Nicandros is taking in "handling" the critical safety problems made obvious by the crash of the DuPont aircraft is irresponsible and ethically reprehensible. Since OSHA takes no responsibility for investigating any aircraft crash and the NTSB takes no responsibility for investigating any aircraft crash in Malaysia; there will be no investigation of this disaster by any government authority. (All indications are that DuPont's insurer in this disaster, the influential American International Group (AIG), has managed to convince the Malaysian Department of Civil Aviation (DCA) that it is in the DCA's best interest not to release their investigation report.) With no authoritative investigation, Mr. Nicandros and Mr. Woolard can claim that they just don't know why their well-functioning airplane crashed into a mountain. (See the March 12, 1992 letter from me to DuPont outside directors.)

"WHEREAS, Mr. Edgar S. Woolard, Jr., Chairman of the Board of Directors, did not inform members of the Board of Directors that he knew about life-endangering problems with the DuPont aviation operation before the September 4, 1991 crash of a DuPont G-II jet aircraft in East Malaysia in which all twelve people on the aircraft were killed."

Randy Richards, DuPont Chief Pilot in Wilmington, stated in deposition testimony that Mr. Woolard's aircraft, a Gulfstream G-IV, was the only aircraft in the DuPont fleet on September 4, 1991 equipped with the Ground Proximity Warning System (GPWS). Authority limitations for capital budgeting would require Mr. Woolard to approve the almost $30,000,000 purchase cost for his aircraft and safety devices.

Mr. Woolard certainly knew that the $50,000 he spent for a GPWS for his aircraft was worth the cost to assure his own safety. GPWS was not required for corporate jets in September 1991; however, GPWS has been required for commercial passenger aircraft for almost twenty years. In the case of the DuPont aircraft which crashed in Malaysia, GPWS would have provided enough warning to the pilots that they were dangerously close to the ground.

If Mr. Woolard had spent as much company money for the safety of other DuPont employees as he spent for his own safety, then the disaster in Malaysia would not have happened.

"WHEREAS, Mr. Edgar S. Woolard, Jr. made no effort to have a substantive investigation carried out into the circumstances leading to the crash of the DuPont aircraft and, through this willful neglect, Mr. Edgar S. Woolard, Jr. continues to endanger the lives of other DuPont employees and their families."

Mr. Woolard gave Mr. Nicandros the responsibility for an investigation into why the DuPont aircraft crashed. Mr. Nicandros stated in deposition testimony that he did not think it was necessary to ask for an investigation into what caused the crash. By not correcting Mr. Nicandros' inaction on critical safety problems, Mr. Woolard continues to endanger the lives of other DuPont employees and their families.

If you have any questions regarding the Proposals or if you need transcripts of the deposition testimony referenced in this letter, please call me ***FISMA & OMB Memorandum M-07-16***

Sincerely,

Roger K. Parsons

Roger K. Parsons

Roger K. Parsons

Roger K. Parsons
Independent Administrator for
the Estate of Ann K. Parsons